Exhibit 99.2

Annual Report

MANAGEMENT'S DISCUSSION & ANALYSIS

2022

WHEATON™
PRECIOUS METALS

Management’s Discussion and Analysis of Results of Operations and Financial Condition for the Year Ended December 31, 2022

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with Wheaton Precious Metals Corp.’s (“Wheaton” or the “Company”) consolidated financial statements for the year ended December 31, 2022 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Reference to Wheaton or the Company includes the Company’s wholly-owned subsidiaries. This MD&A contains “forward-looking” statements that are subject to risk factors set out in the cautionary note contained on page 64 of this MD&A as well as throughout this document. All figures are presented in United States dollars unless otherwise noted. This MD&A has been prepared as of March 9, 2023.

Table of Contents

Operational Overview	4

Highlights	5

Outlook	6

Mineral Stream Interests	7

Mineral Royalty Interests	10

Long-Term Equity Investments	10

Convertible Notes Receivable	12

Quarterly Financial Review [1]	16

Results of Operations and Operational Review	17

Liquidity and Capital Resources	29

Share Capital	36

Financial Instruments	36

Future Changes to Accounting Policies	50

Non-IFRS Measures	52

Subsequent Events	56

Controls and Procedures	56

Attributable Reserves and Resources	57

Cautionary Note Regarding Forward-Looking Statements	64

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Overview

Wheaton Precious Metals Corp. is a precious metal streaming company which generates its revenue primarily from the sale of precious metals (gold, silver and palladium) and cobalt. The Company is listed on the New York Stock Exchange (“NYSE”), the Toronto Stock Exchange (“TSX”) and the London Stock Exchange (“LSE”) and trades under the symbol WPM.

As of December 31, 2022, the Company has 28 long-term purchase agreements (three of which are early deposit agreements), with 22 different mining companies, for the purchase of precious metals and cobalt (“precious metal purchase agreements” or “PMPA”) relating to 20 mining assets which are currently operating, 12 which are at various stages of development and 3 which have been placed in care and maintenance or have been closed, located in 13 countries. Pursuant to the PMPAs, Wheaton acquires metal production from the counterparties for an initial upfront payment plus an additional cash payment for each ounce or pound delivered which is fixed by contract, generally at or below the prevailing market price. Attributable metal production as referred to in this MD&A is the metal production to which Wheaton is entitled pursuant to the various PMPAs. During the year ended December 31, 2022, the per ounce price paid by the Company for the metals acquired under the agreements averaged $472 for gold, $5.33 for silver, $377 for palladium and $5.87 per pound for cobalt. The primary drivers of the Company’s financial results are the volume of metal production at the various mining assets to which the PMPAs relate and the price realized by Wheaton upon the sale of the metals received. Throughout this MD&A, the production and sales volume of gold, silver and palladium are reported in ounces, while cobalt is reported in pounds.

COVID-19 Update

Partner Operations

Wheaton continues to review our partners’ operations to understand their policies and procedures around the COVID-19 pandemic. We have been advised that each operation will make decisions according to their local situation and applicable laws, as well as considering the health and safety of their employees. There can be no assurance that our partners’ operations will remain operational, or operate at expected levels, for the duration of the COVID-19 pandemic.

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Operational Overview

	Q4 2022	Q4 2021	Change	2022	2021	Change

Units produced
Gold ounces	70,099	87,296	(19.7)%	286,805	341,521	(16.0)%
Silver ounces	5,352	6,356	(15.8)%	23,997	25,999	(7.7)%
Palladium ounces	3,869	4,733	(18.3)%	15,485	20,908	(25.9)%
Cobalt pounds	128	381	(66.4)%	724	2,293	(68.4)%
Gold equivalent ounces [2]	148,323	184,551	(19.6)%	638,113	754,591	(15.4)%
Units sold
Gold ounces	68,996	79,622	(13.3)%	293,234	312,465	(6.2)%
Silver ounces	4,935	5,116	(3.5)%	21,570	22,860	(5.6)%
Palladium ounces	3,396	4,641	(26.8)%	15,076	19,344	(22.1)%
Cobalt pounds	187	228	(18.0)%	1,038	886	17.2%
Gold equivalent ounces [2]	142,190	157,439	(9.7)%	617,450	656,074	(5.9)%
Change in PBND and Inventory [3]
Gold ounces	(2,377)	4,170	6,547	(21,388)	14,434	35,822
Silver ounces	(624)	356	980	(1,380)	(286)	1,094
Palladium ounces	58	10	(48)	(531)	33	564
Cobalt pounds	(68)	127	195	(363)	1,253	1,616
Gold equivalent ounces [2]	(11,870)	11,252	23,122	(47,055)	33,628	80,683

Per unit metrics
Sales price
Gold per ounce	$1,725	$1,798	(4.1)%	$1,806	$1,798	0.4%
Silver per ounce	$21.52	$23.36	(7.9)%	$21.84	$25.08	(12.9)%
Palladium per ounce	$1,939	$1,918	1.1%	$2,133	$2,369	(10.0)%
Cobalt per pound	$22.62	$28.94	(21.8)%	$31.00	$23.11	34.1%
Gold equivalent per ounce [2]	$1,660	$1,767	(6.1)%	$1,725	$1,832	(5.8)%
Cash costs [4]
Gold per ounce [4]	$475	$472	(0.6)%	$472	$459	(2.8)%
Silver per ounce [4]	$5.00	$5.47	8.6%	$5.33	$5.78	7.8%
Palladium per ounce [4]	$357	$340	(5.0)%	$377	$433	12.9%
Cobalt per pound 4, [5]	$16.52	$4.68	(253.0)%	$8.10	$4.67	(73.4)%
Gold equivalent per ounce 2, [4]	$434	$433	(0.2)%	$433	$439	1.4%
Cash operating margin [4]
Gold per ounce [4]	$1,250	$1,326	(5.7)%	$1,334	$1,339	(0.4)%
Silver per ounce [4]	$16.52	$17.89	(7.7)%	$16.51	$19.30	(14.5)%
Palladium per ounce [4]	$1,582	$1,578	0.3%	$1,756	$1,936	(9.3)%
Cobalt per pound [4]	$6.10	$24.26	(74.9)%	$22.90	$18.44	24.2%
Gold equivalent per ounce 2, [4]	$1,226	$1,334	(8.1)%	$1,292	$1,393	(7.3)%

Total revenue	$236,051	$278,197	(15.1)%	$1,065,053	$1,201,665	(11.4)%
Gold revenue	$119,051	$143,187	(16.9)%	$529,698	$561,920	(5.7)%
Silver revenue	$106,175	$119,504	(11.2)%	$471,003	$573,429	(17.9)%
Palladium revenue	$6,586	$8,902	(26.0)%	$32,160	$45,834	(29.8)%
Cobalt revenue	$4,239	$6,604	(35.8)%	$32,192	$20,482	57.2%
Net earnings	$166,125	$291,822	(43.1)%	$669,126	$754,885	(11.4)%
Per share	$0.367	$0.648	(43.4)%	$1.482	$1.677	(11.6)%
Adjusted net earnings [4]	$103,744	$132,232	(21.5)%	$504,912	$592,079	(14.7)%
Per share [4]	$0.229	$0.293	(21.8)%	$1.118	$1.315	(15.0)%
Operating cash flows	$172,028	$195,290	(11.9)%	$743,424	$845,145	(12.0)%
Per share [4]	$0.381	$0.433	(12.0)%	$1.646	$1.878	(12.4)%
Dividends paid [6]	$67,797	$67,580	0.3%	$270,946	$256,607	5.6%
Per share	$0.15	$0.15	0.0%	$0.60	$0.57	5.3%

1)	All amounts in thousands except gold and palladium ounces produced and sold, per ounce amounts and per share amounts.
2)	Please refer to the tables on pages 18, 19, 22 and 23 for further information on the methodology of converting production and sales volumes to gold-equivalent ounces (“GEOs”).
3)

Represents the increase (decrease) in payable ounces produced but not delivered (“PBND”) relative to the various mines that the Company derives precious metal from and, for cobalt, the increase (decrease) of payable pounds PBND and inventory on hand. Payable units PBND will be recognized in future sales as they are delivered to the Company under the terms of their contracts. Payable ounces PBND to Wheaton is expected to average approximately two to three months of annualized production for both gold and palladium and two months for silver but may vary from quarter to quarter due to a number of factors, including mine ramp-up and the timing of shipments.[1]

4)	Refer to discussion on non-IFRS measures beginning on page 52 of this MD&A.
5)

Cash cost per pound of cobalt sold during the fourth quarter of 2022 includes an inventory write-down of $1.6 million, resulting in an increase of $8.71 per pound. The Company reflects the cobalt inventory at the lower of cost and net realizable value, and will continue to monitor the market price of cobalt relative to the carrying of the inventory at each reporting period.

6)	Dividends declared in the referenced calendar quarter, relative to the financial results of the prior quarter.

[1]

Statements made in this section contain forward-looking information with respect to forecast ounces produced but not yet delivered and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

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Highlights

Operations

•	For the three months ended December 31, 2022 relative to the comparable period of the prior year:

¡

Production amounted to 148,300 gold equivalent ounces (“GEOs”), a decrease of 20%, primarily due to lower production from Salobo, Peñasquito and Voisey’s Bay, coupled with the closure of the Stratoni and 777 mines and the termination of the Keno Hill and Yauliyacu PMPAs.

¡

Revenue amounted to $236 million (50% gold, 45% silver, 3% palladium and 2% cobalt), with the $42 million decrease being due to the combination of a 10% decrease in sales volumes and a 6% drop in commodity prices.

¡	Gross margin amounted to $121 million, with the $29 million decrease being driven by the lower revenue, partially offset by a lower cost of sales.

¡

Net earnings amounted to $166 million (including a $51 million gain realized on the disposal of the Yauliyacu mineral stream interest), with the $126 million decrease being due primarily to the prior year results including the $157 million impairment reversal on the Voisey’s Bay PMPA.

¡	Adjusted net earnings amounted to $104 million, with the $28 million decrease being due primarily to the lower gross margin.

¡	Operating cashflow amounted to $172 million, with the $23 million decrease being due primarily to the lower adjusted net earnings.

•	For the year ended December 31, 2022 relative to the comparable period of the prior year:

¡

Production amounted to 638,100 GEOs, a decrease of 15%, primarily due to lower production at Salobo and Voisey’s Bay (with prior year production from Voisey’s Bay including 12,000 GEOs produced in prior periods) coupled with the closure of the 777 and Stratoni mines.

¡	Revenue amounted to $1,065 million (50% gold, 44% silver, 3% palladium and 3% cobalt), with the $137 million decrease being due to a 6% decrease in sales volumes and a 6% decrease in commodity prices.

¡	Gross margin amounted to $565 million, with the $93 million decrease being driven by the lower revenue, partially offset by a lower cost of sales.

¡

Net earnings amounted to $669 million (including $156 million of gains realized on the disposal of the Yauliyacu and Keno Hill mineral stream interests, compared to 2021 results which included a $157 million impairment reversal on the Voisey’s Bay PMPA), with the $86 million decrease being due primarily to the lower gross margin.

¡	Adjusted net earnings amounted to $505 million, with the $87 million decrease being due primarily to the lower gross margin.

¡	Operating cashflow amounted to $743 million, with the $102 million decrease being due primarily to the lower gross margin.

•	On March 9, 2023, the Board of Directors declared a dividend in the amount of $0.15 per common share.

Corporate Development

•	On January 17, 2022, the Company entered into a PMPA with Adventus Mining Corporation (“Adventus”) in respect of gold and silver production from the Curipamba Project (“Curipamba”) located in Ecuador.

•	On January 26, 2022, the Company entered into a PMPA with Generation Mining Limited (“Gen Mining”) in respect of gold and platinum production from the Marathon Project located in Ontario, Canada.

•

On February 8, 2022, the Company entered into a PMPA with Sabina Gold & Silver Corp. (“Sabina”) in respect of gold production from the Goose Project, part of Sabina’s Back River Gold District located in Nunavut, Canada.

•

On March 21, 2022, the Company amended its PMPA with Aris Gold Corporation (“Aris Gold”) in respect of the Marmato PMPA, with the amendment including an increase to the Company’s entitlement to gold under the contract from 6.5% to 10.5%.

Other

•

On September 7, 2022, Hecla Mining Company (“Hecla”) completed its acquisition of all the outstanding common shares of Alexco Resource Corp (“Alexco”). In conjunction with this acquisition, the Company

WHEATON PRECIOUS METALS 2022 ANNUAL REPORT - MANAGEMENT DISCUSSION & ANALYSIS [5]

entered an agreement with Hecla to terminate the Keno Hill PMPA effective September 7, 2022 in exchange for $141 million of Hecla common stock.

•

On December 6, 2022, the Company closed the previously announced transaction whereby the Yauliyacu PMPA was terminated for a cash payment of $132 million, with $18 million having been realized on the deliveries of silver produced in 2022 prior to the termination of the stream.

•	During the fourth quarter of 2022, the Company made upfront cash payments totaling $44 million relative to the Goose PMPA ($31 million) and the Curipamba PMPA ($13 million).

Outlook1

Wheaton’s estimated attributable production in 2023 as well as the 5-year average and 10-year annual gold equivalent production is as follows:

Metal	2023 Forecast[1]	5-year Annual Average (2023-2027)[2]	10-year Annual Average (2023-2032)[2]
Gold Ounces	320,000 to 350,000
Silver Ounces (‘000s)	20,000 to 22,000
Other Metals (Palladium & Cobalt) (GEOsi)	22,000 to 25,000
Gold Equivalent Ounces based on: $1,850 / oz gold, $24 / oz silver, $1,800 / oz palladium, $1,100 / oz platinum and $18.75 / lb cobalt	600,000 to 660,000	810,000	850,000
1)	Ounces produced represent the quantity of silver, gold, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions
2)

Five- and ten-year guidance do not include optionality production from Pascua Lama, Navidad, Cotabambas, Metates or additional expansions at Salobo outside of the project currently in construction. In addition, five-year guidance also does not include any production from Kutcho, or the Victor project at Sudbury.

In 2023, gold equivalent production is forecast to be slightly higher than 2022 as expected stronger attributable production from Salobo and Constancia is forecast to be offset by weaker production from Antamina and the termination of the silver stream on Yauliyacu. Attributable production is forecast to increase at Salobo as a result of uninterrupted operations as well as the start-up of the Salobo III mine expansion and at Constancia due to higher grades associated with the mining of the Pampacancha deposit. Attributable production is forecast to decrease at Antamina due to lower grades as per the mine plan.

Average forecast production over the next five years is expected to increase primarily due to anticipated continued production growth from Salobo, Stillwater, Constancia, Voisey’s Bay and Marmato as well as incremental production ounces from Blackwater, Toroparu, Marathon, Copper World Complex (formerly referred to as Rosemont in this MD&A) and Santo Domingo towards the latter end of the forecast period. Average forecast production over the next ten years includes additional incremental production from the Fenix project, Kutcho project and the Victor mine in Sudbury. Vale S.A. has indicated the potential for an additional expansion after the Salobo III expansion, but Wheaton does not currently include this in its forecast. Lastly, although Barrick Gold Corp. continues to advance a comprehensive review of the Pascua Lama project, Wheaton does not include any production from the project in its estimated average ten-year production guidance.

From a liquidity perspective, the $696 million of cash and cash equivalents as at December 31, 2022 combined with the liquidity provided by the available credit under the $2 billion revolving term loan (“Revolving Facility”) and ongoing operating cash flows positions the Company well to fund all outstanding commitments and known contingencies as well as providing flexibility to acquire additional accretive mineral stream interests.

[1]

Statements made in this section contain forward-looking information with respect to forecast production, funding outstanding commitments and continuing to acquire accretive mineral stream interests and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

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Mineral Stream Interests1

The following table summarizes the mineral stream interests currently owned by the Company:

Mineral Stream Interests	Mine Owner ¹	Location¹	Attributable Production		Per Unit Production Payment [2,3]	Total Upfront Consideration Paid to Date ³	Cash Flow Generated to Date ³	Units Received & Sold to Date ³	Q4-2022 Inventory & PBND [3,4]	Term ¹	Date of Original Contract

Gold

Salobo	Vale	BRA	75%		$420	$3,059,360	$1,849,811	1,766,180	38,758	LOM	28-Feb-13

Sudbury [5]	Vale	CAN	70%		$400	623,572	259,545	259,481	10,042	20 years	28-Feb-13

Constancia	Hudbay	PER	50%		$416	135,000	145,607	129,281	6,045	LOM	8-Aug-12

San Dimas	FM	MEX	variable	[6]	$624	220,000	200,142	195,089	2,927	LOM	10-May-18

Stillwater [7]	Sibanye	USA	100%		18% of spot	237,880	68,505	51,169	4,972	LOM	16-Jul-18

Other						545,595	231,408	232,968	857

Minto	MNTO	CAN	100%	[8]	65%² of spot					LOM	20-Nov-08

Copper World [9]	Hudbay	USA	100%		$450					LOM	10-Feb-10

Marmato [10]	Aris	CO	10.5%	[10]	18% of spot					LOM	5-Nov-20

Santo Domingo	Capstone	CHL	100%	[11]	18% of spot					LOM	24-Mar-21

Fenix	Rio2	CHL	6%	[12]	18% of spot					LOM	15-Nov-21

Blackwater	Artemis	CAN	8%	[13]	35% of spot					LOM	13-Dec-21

Curipamba	Adventus	ECU	50%	[14]	18% of spot					LOM	17-Jan-22

Marathon	Gen Mining	CAN	100%	[15]	18% of spot					LOM	26-Jan-22

Goose	Sabina	CAN	4.15%	[16]	18% of spot					LOM	08-Feb-22

						$4,821,407	$2,755,018	2,634,168	63,601

Silver

Peñasquito	Newmont	MEX	25%		$4.43	$485,000	$1,306,440	75,796	355	LOM	24-Jul-07

Antamina	Glencore	PER	33.75%	[17]	20% of spot	900,000	616,131	40,562	1,653	LOM	3-Nov-15

Constancia	Hudbay	PER	100%		$6.14	294,900	188,207	15,069	342	LOM	8-Aug-12

Other						609,347	1,267,181	59,090	470

Los Filos	Equinox	MEX	100%		$4.60					25 years	15-Oct-04

Zinkgruvan	Lundin	SWE	100%		$4.60					LOM	8-Dec-04

Stratoni	Eldorado	GRC	100%		$11.54					LOM	23-Apr-07

Neves-Corvo	Lundin	PRT	100%		$4.42					50 years	5-Jun-07

Aljustrel	Almina	PRT	100%	[18]	50% of spot					50 years	5-Jun-07

Minto	MNTO	CAN	100%		$4.39					LOM	20-Nov-08

Pascua-Lama	Barrick	CHL/ARG	25%		$3.90					LOM	8-Sep-09

Copper World [9]	Hudbay	USA	100%		$3.90					LOM	10-Feb-10

Navidad	PAAS	ARG	12.5%		$4.00					LOM	n/a [19]

Marmato [10]	Aris	CO	100%	[10]	18% of spot					LOM	5-Nov-20

Cozamin	Capstone	MEX	50%	[20]	10% of spot					LOM	11-Dec-20

Blackwater	Artemis	CAN	50%	[13]	18% of spot					LOM	13-Dec-21

Curipamba	Adventus	ECU	75%	[14]	18% of spot					LOM	17-Jan-22

						$2,289,247	$3,377,959	190,517	2,820

Palladium Stillwater [7]	Sibanye	USA	4.5%	[21]	18% of spot	$262,120	$133,704	83,869	5,098	LOM	16-Jul-18

Platinum Marathon	Gen Mining	CAN	22%	[15]	18% of spot	$9,367	$-	-	-	LOM	26-Jan-22

Cobalt Voisey’s Bay	Vale	CAN	42.4%	[22]	18% of spot	$390,000	$31,865	1,925	890	LOM	11-Jun-18

Total						$7,772,141	$6,298,546

1)

Abbreviations as follows: FM = First Majestic Silver Corp; MNTO = Minto Metals Corp.; PAAS = Pan American Silver Corp; ARG = Argentina; BRA = Brazil; CAN = Canada; CHL = Chile; CO = Colombia; ECU = Ecuador; GRC = Greece; MEX = Mexico; PER = Peru; PRT = Portugal; SWE = Sweden; USA = United States; and LOM = Life of Mine.

2)	Please refer to the section entitled “Contractual Obligations and Contingencies – Mineral Stream Interests” on page 32 of this MD&A for more information.
3)

All figures in thousands except gold and palladium ounces and per ounce amounts. The total upfront consideration paid to date excludes closing costs and capitalized interest, where applicable. Please refer to the section entitled “Other Contractual Obligations and Contingencies” on page 33 of this MD&A for details of when the remaining upfront consideration is forecasted to be paid.

4)	Payable gold, silver, palladium and cobalt PBND are based on management estimates. These figures may be updated in the future as additional information is received.
5)

Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests. As of December 31, 2022, the Company has received approximately $260 million of operating cash flows from the Sudbury stream. Should the market value of gold delivered to Wheaton through the 20-year term of the contract, net of the per ounce cash payment, be lower than the initial $670 million refundable deposit, the Company will be entitled to a refund of the difference at the conclusion of the term. As a result of a labour disruption that lasted from June 1, 2021 to August 9, 2021, the term of the agreement was extended by 69 days.

[1]

Statements made in this section contain forward-looking information including the timing and amount of estimated future production and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

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6)

The original San Dimas SPA, entered into on October 15, 2004, was terminated on May 10, 2018 and concurrently the Company entered into the new San Dimas PMPA. Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated. The current ratio is 70:1.

7)	Comprised of the Stillwater and East Boulder gold and palladium interests.
8)	The Company is entitled to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
9)	Copper World Complex (formerly referred to as Rosemont in this MD&A).
10)

Once the Company has received 310,000 ounces of gold and 2.15 million ounces of silver under the Marmato PMPA, the attributable gold and silver production will be reduced to 5.25% and 50%, respectively.

11)	Once the Company has received 285,000 ounces of gold under the Santo Domingo PMPA, the Company’s attributable gold production will be reduced to 67%.
12)

Once the Company has received 90,000 ounces of gold under the Fenix PMPA, the attributable gold production will reduce to 4% until 140,000 ounces have been delivered, after which the stream drops to 3.5%.

13)

Once the Company has received 279,908 ounces of gold under the Blackwater gold PMPA, the attributable gold production will be reduced to 4%. Once the Company has received 17.8 million ounces of silver under the Blackwater silver PMPA, the attributable silver production will be reduced to 33%.

14)

Once the Company has received 145,000 ounces of gold under the Curipamba PMPA, the attributable gold production will be reduced to 33%, and once the Company has received 4.6 million ounces of silver, the attributable silver production will be reduced to 50%.

15)	Once the Company has received 150,000 ounces of gold and 120,000 ounces of platinum under the Marathon PMPA, the attributable gold and platinum production will be reduced to 67% and 15%.
16)

Once the Company has received 130,000 ounces of gold under the Goose PMPA, the Company’s attributable gold production will be 2.15%, and once the Company has received 200,000 ounces of gold under the agreement, the Company’s attributable gold production will be reduced to 1.5%.

17)	Once Wheaton has received 140 million ounces of silver under the Antamina PMPA, the Company’s attributable silver production will be reduced to 22.5%.
18)	Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.
19)	Wheaton and PAAS have not yet finalized the definitive terms of the agreement.
20)	Once Wheaton has received 10 million ounces of silver under the Cozamin PMPA, the Company’s attributable silver production will be reduced to 33%.
21)

Once the Company has received 375,000 ounces of palladium under the Stillwater agreement, the Company’s attributable palladium production will be reduced to 2.25%, and once the Company has received 550,000 ounces of palladium under the agreement, the Company’s attributable palladium production will be reduced to 1%.

22)	Once the Company has received 31 million pounds of cobalt under the Voisey’s Bay agreement, the Company’s attributable cobalt production will be reduced to 21.2%.

Updates on the Operating Mineral Stream Interests

Salobo – Mill Throughput Expansion

The Salobo mine historically had a mill throughput capacity of 24 million tonnes per annum (“Mtpa”). Vale reports the Salobo III mine expansion project successfully commenced at the end of 2022. The project consists of two lines, which will increase the mill throughput by 50%, the first of which started up in the fourth quarter of 2022 and the second expected to start in the first quarter of 2023.

Subsequent to the quarter, Wheaton and Vale agreed to amend the Salobo PMPA (“Amended Salobo PMPA”) to adjust the expansion payment terms. If actual throughput is expanded above 32 Mtpa by January 1, 2031, then under the terms of the Amended Salobo PMPA, Wheaton will be required to make additional set payments to Vale based on the size of the expansion and the timing of completion. The set payments range from a total of $283 million if throughput is expanded beyond 32 Mtpa by January 1, 2031, to up to $552 million if throughput is expanded beyond 35 Mtpa by January 1, 2024. In addition, Wheaton will be required to make annual payments of between $5.1 million to $8.5 million for a 10-year period following payment of the expansion payments if the Salobo mine implements a high-grade mine plan.

Voisey’s Bay – Underground Mine Extension

Vale reports that physical completion of the Voisey’s Bay underground mine extension was 81% at the end of the fourth quarter. In the second quarter of 2021, Vale achieved the first ore production from the Reid Brook deposit, the first of two underground mines to be developed in the project. Eastern Deeps, the second deposit, has started to extract development ore from the deposit and is scheduled to start the main production ramp-up in the second half of 2023.

Yauliyacu

On August 18, 2022, the Company announced that it had entered into an agreement with Glencore plc (“Glencore”) to terminate its silver stream on the Yauliyacu mine in Peru for a cash payment of $150 million, less the aggregate value of any deliveries to Wheaton, prior to closing, of silver produced subsequent to December 31, 2021. The transaction closed on December 6, 2022 and the Company received a cash payment of $132 million. The Yauliyacu PMPA was terminated on December 14, 2022.

777

On August 8, 2012, the Company entered into a PMPA with Hudbay Minerals Inc. (“Hudbay”) in respect to the 777 mine. Under the terms of the 777 PMPA, should the market value of gold and silver delivered to Wheaton through the initial 40 year term of the contract, net of the per ounce cash payment, be lower than the initial $455 million upfront consideration, the Company is entitled to a refund of the difference (the “Refundable Deposit”) at the conclusion of the 40 year term. On June 22, 2022, Hudbay announced that mining activities at the 777 mine have concluded after the reserves were depleted and closure activities have commenced.

At December 31, 2022, the balance of the Refundable Deposit was $79 million. The Company has estimated that a credit facility with similar terms and conditions would have an interest rate of 8%, resulting in the Refundable Deposit having a fair value of $8 million at December 31, 2022, resulting in a $2 million impairment on the 777 PMPA. The Company has derecognized the 777 PMPA and recognized a long-term receivable, with interest to be accreted on a quarterly basis until maturity which is August 8, 2052.

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Updates on the Development Mineral Stream Interests

Fenix – Environmental Impact Assessment (“EIA”)

Under the terms of the Fenix PMPA related to the Fenix Gold project (“Fenix Gold”) in Chile, the Company is committed to pay total cash consideration of $50 million to Rio2 Limited (“Rio2”), of which $25 million was paid on March 25, 2022.

On July 5, 2022, Rio2 announced that the Regional Evaluation Commission voted to not approve the EIA. On September 7, 2022, Rio2 further announced that it had identified numerous discrepancies with the factual and procedural matters in the Environmental Qualification Resolution (“RCA”), resulting in the filing of an administrative appeal on August 31, 2022. In parallel with the administrative appeal process, Rio2 indicated that they will work closely with regional authorities to address any remaining concerns. On September 7, 2022, Rio2 stated that the estimated timing for obtaining EIA approval is approximately one and a half to two years.

The Company’s management has determined that no indicator of impairment existed as of the balance sheet date and will continue to monitor Rio2’s response to the Regional Evaluation Commission decision.

Copper World Project

Hudbay reports that it has executed a new strategy at the Copper World Project focused on project de-risking and a two-phase mine plan with the first phase located on private land claims. The pre-feasibility study for Phase I of Copper World is well-advanced with the main facility engineering completed and metallurgical test work being analyzed as part of the concentrate leaching trade off evaluations. The pre-feasibility study is expected to be released in the second quarter of 2023.

Blackwater Project

Artemis Gold Inc. (“Artemis”) announced that it had executed an order for construction equipment required for major construction activities with the initial fleet expected to be delivered in early Q2 2023. In addition, plant site preparation is well advanced with the majority of the bulk earth works completed, and work on the construction camp is proceeding on schedule with 150 rooms and kitchen facilities on track to be ready for occupation by the end of February. Artemis also announced that it has closed the $385 million project loan facility to fund a significant component of the estimated construction costs of the Blackwater project. On March 9, 2023, Artemis announced the approval of its BC Mines Act Permit for the Blackwater project. The approval of the BC Mines Act Permit is the final step required to allow Artemis to commence major works construction activities at the Blackwater Mine in Q1 2023 with the expectation of an initial gold pour in the second half of 2024.

Marathon Project

Gen Mining announced that the Marathon Project was approved by the joint Federal and Provincial Environmental Assessment process, and that they will now proceed to obtain the necessary permits for construction and operation.

Curipamba Project

Adventus announced that the Government of Ecuador has signed the Investment Contract in support of the development of the El Domo deposit, which is part of the Curipamba Project.

Goose Project

Subsequent to the quarter, Sabina announced that it had entered into a definitive agreement (the “Agreement”) pursuant to which B2Gold Corp. has agreed to acquire all of the issued and outstanding shares of Sabina.

Early Deposit Mineral Stream Interests

Early deposit mineral stream interests represent agreements relative to early stage development projects whereby Wheaton can choose not to proceed with the agreement once certain documentation has been received including, but not limited to, feasibility studies, environmental studies and impact assessment studies. Once Wheaton has elected to proceed with the agreement, the carrying value of the stream will be transferred to Mineral Stream Interests.

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The following table summarizes the early deposit mineral stream interests currently owned by the Company:

						Attributable Production to be Purchased

Early Deposit Mineral Stream Interests	Mine Owner	Location of Mine	Upfront Consideration Paid to Date [1]	Upfront Consideration to be Paid [1,2]	Total Upfront Consideration¹	Gold		Silver		Term of Agreement	Date of Original Contract

Toroparu	Aris Mining	Guyana	$15,500	$138,000	$153,500	10%		50%		Life of Mine	11-Nov-13

Cotabambas	Panoro	Peru	13,000	127,000	140,000	25%	³	100%	³	Life of Mine	21-Mar-16

Kutcho	Kutcho	Canada	16,852	58,000	74,852	100%		100%		Life of Mine	14-Dec-17

			$45,352	$323,000	$368,352

1)	Expressed in thousands; excludes closing costs and capitalized interest, where applicable.
2)	Please refer to the section entitled “Other Contractual Obligations and Contingencies” on page 33 of this MD&A for details of when the remaining upfront consideration is forecast to be paid.
3)

Once 90 million silver equivalent ounces attributable to Wheaton have been produced, the attributable production will decrease to 16.67% of gold production and 66.67% of silver production for the life of mine.

Kutcho – Contract Modifications

As discussed in the Convertible Notes Receivable section of this MD&A, on February 18, 2022, the Company agreed to modify the Kutcho Early Deposit Agreement, including the elimination of the drop-down in attributable gold and silver to 66.7% once certain thresholds had been achieved, and eliminating the requirement to make an additional payment to Kutcho, of up to $20 million, if processing throughput is increased to 4,500 tonnes per day or more within 5 years of attaining commercial production.

Mineral Royalty Interests

On January 5, 2021, the Company paid $3 million for an existing 2.0% net smelter return royalty interest on the first 600,000 ounces of gold mined from ore extracted from the Brewery Creek quartz mineral claims located in the Yukon Territories, Canada owned by Golden Predator Exploration Ltd., a subsidiary of Sabre Gold Mines Corp. (“Golden Predator”) and any mineral tenure derived therefrom, and a 2.75% net smelter returns royalty interest thereafter (the “Brewery Creek Royalty”). The Brewery Creek Royalty agreement provides, among other things, that Golden Predator may reduce the 2.75% net smelter returns royalty interest to 2.125%, on payment of the sum of Cdn$2 million to Wheaton.

Additionally, the Company has a 0.5% net smelter return royalty interest in the Metates properties (the “Metates Royalty”) located in Mexico from Chesapeake Gold Corp. (“Chesapeake”) for the life of mine. The carrying cost of the Metates Royalty is $3 million. The Company also has a right of first refusal on any silver streaming, royalty or any other transaction on the Metates properties.

To date, no revenue has been recognized and no depletion has been taken with respect to these royalty agreements.

Long-Term Equity Investments

The Company will, from time to time, invest in securities of companies for strategic purposes including, but not limited to, exploration and mining companies. The Company held the following investments as at December 31, 2022 and December 31, 2021:

(in thousands)	December 31 2022	December 31 2021

Common shares held	$255,535	$59,941

Warrants held	560	1,536

Total long-term equity investments	$256,095	$61,477

The Company’s long-term investments in common shares (“LTI’s”) are held for long-term strategic purposes and not for trading purposes. As such, the Company has elected to reflect any fair value adjustments, net of tax, as a component of other comprehensive income (“OCI”). The cumulative gain or loss will not be reclassified to net earnings on disposal of these long-term investments but is reclassified to retained earnings.

While long-term investments in warrants are also held for long-term strategic purposes, they meet the definition of a derivative and therefore are classified as financial assets with fair value adjustments being recorded as a component of net earnings under the classification Other (Income) Expense. Warrants that do not have a quoted market price are valued using a Black-Scholes option pricing model.

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By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

A summary of the fair value of these equity investments and the fair value changes recognized as a component of the Company’s OCI during the three and twelve months ended December 31, 2022 and 2021 is presented below:

Common Shares Held

	Three Months Ended December 31, 2022

(in thousands)	Shares Owned (000’s)	% of Outstanding Shares Owned	Fair Value at Sep 30, 2022	Cost of Additions	Proceeds of Disposition	Fair Value Adjustment Gains (Losses) [1]	Fair Value at Dec 31, 2022	Realized Loss on Disposal

Bear Creek	13,264	8.65%	$5,613	$-	$-	$1,830	$7,443	$-

Sabina	31,095	5.58%	24,727	-	-	5,808	30,535	-

Kutcho	18,640	14.83%	3,332	-	-	(235)	3,097	-

Hecla	35,012	5.78%	137,948	-	-	56,720	194,668	-

Other			18,360	-	-	1,432	19,792	-

Total			$189,980	$-	$-	$65,555	$255,535	$-

1) Fair Value Gains (Losses) are reflected as a component of Other Comprehensive Income (“OCI”).
	Three Months Ended December 31, 2021

(in thousands)	Shares Owned (000’s)	% of Outstanding Shares Owned	Fair Value at Sep 30, 2021	Cost of Additions	Proceeds of Disposition [1]	Fair Value Adjustment Gains (Losses) [2]	Fair Value at Dec 31, 2021	Realized Gain on Disposal

Bear Creek	13,264	10.67%	$10,931	$-	$-	$1,833	$12,764	$-

Sabina	11,700	2.82%	13,407	-	-	(26)	13,381	-

Other			46,157	-	(17,565)	5,204	33,796	13,048

Total			$70,495	$-	$(17,565)	$7,011	$59,941	$13,048

1) Disposals during 2021 were made in order to capitalize on share appreciation resulting from the strong commodity price environment. 2) Fair Value Gains (Losses) are reflected as a component of OCI.
	Year Ended December 31, 2022

(in thousands)	Shares Owned (000’s)	% of Outstanding Shares Owned	Fair Value at Dec 31, 2021	Cost of Additions	Proceeds of Disposition [1]	Fair Value Adjustment Gains (Losses) [2]	Fair Value at Dec 31, 2022	Realized Loss on Disposal

Bear Creek	13,264	8.65%	$12,764	$-	$-	$(5,321)	$7,443	$-

Sabina	31,095	5.58%	13,381	19,833	-	(2,679)	30,535	-

Kutcho	18,640	14.83%	-	11,721	-	(8,624)	3,097	-

Hecla	35,012	5.78%	-	141,450	-	53,218	194,668	-

Other			33,796	6,139	(4,601)	(15,542)	19,792	(3,797)

Total			$59,941	$179,143	$(4,601)	$21,052	$255,535	$(3,797)

1)  Disposals during 2022 were made as a result of the acquisition of the companies to which the shares relate by unrelated third-party entities.

2)  Fair Value Gains (Losses) are reflected as a component of OCI.

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	Year Ended December 31, 2021

(in thousands)	Shares Owned (000’s)	% of Outstanding Shares Owned	Fair Value at Dec 31, 2020	Cost of Additions	Proceeds of Disposition [1]	Fair Value Adjustment Gains (Losses) [2]	Fair Value at Dec 31, 2021	Realized Gain on Disposal

Bear Creek	13,264	10.67%	$32,609	$-	$-	$(19,845)	$12,764	$-

Sabina	11,700	2.82%	30,233	-	-	(16,852)	13,381	-

First Majestic	-	0.00%	95,984	-	(112,188)	16,204	-	60,530

Other			37,415	7,453	(17,565)	6,493	33,796	13,048

Total			$196,241	$7,453	$(129,753)	$(14,000)	$59,941	$73,578

1)	Disposals during 2021 were made in order to capitalize on the share appreciation resulting from the strong commodity price environment.
2)	Fair Value Gains (Losses) are reflected as a component of OCI.

Convertible Notes Receivable

Kutcho Copper Corp.

Effective December 14, 2017, in connection with the Kutcho Early Deposit Agreement, the Company advanced to Kutcho $16 million (Cdn$20 million) and received the Kutcho Convertible Note. The Kutcho Convertible Note, which had a seven year term to maturity, carried interest at 10% per annum, compounded and payable semi-annually. Kutcho elected to defer the first seven interest payments. The deferred interest carried interest at 15% per annum, compounded semi-annually.

In addition to the Kutcho Convertible Note, on November 25, 2019, the Company entered into a non-revolving term loan with Kutcho, under which Kutcho had drawn $0.8 million (Cdn$1.0 million). The credit facility carried interest at 15% per annum, compounded monthly.

Effective February 18, 2022, the Company agreed to settle and terminate the Kutcho Convertible Note and the non-revolving term loan with Kutcho in exchange for shares of Kutcho valued at $6.7 million in addition to certain other modifications to the Kutcho Early Deposit Agreement, including the elimination of the drop-down in attributable gold and silver to 66.7% once certain thresholds had been achieved, and eliminating the requirement to make an additional payment to Kutcho, of up to $20 million, if processing throughput is increased to 4,500 tonnes per day or more within 5 years of attaining commercial production.

A summary of the fair value of the Kutcho Convertible Note and the fair value changes recognized as a component of the Company’s net earnings during the years ended December 31, 2022 and 2021 is presented below:

	Year Ended December 31, 2022

(in thousands)	Fair Value at Dec 31, 2021	Amount Advanced	Termination	Fair Value Adjustment Gains (Losses)	Fair Value at Dec 31, 2022

Kutcho	$17,086	$-	$(15,706)	$(1,380)	$-

	Year Ended December 31, 2021

(in thousands)	Fair Value at Dec 31, 2020	Amount Advanced	Termination	Fair Value Adjustment Gains (Losses)	Fair Value at Dec 31, 2021

Kutcho	$11,353	$-	$-	$5,733	$17,086

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Summarized Financial Results

	Dec 31, 2022	Dec 31, 2021	Dec 31, 2020

Attributable precious metal production

Gold ounces	286,805	341,521		366,322

Silver (000’s) ounces	23,997	25,999		22,893

Palladium ounces	15,485	20,908		22,186

Cobalt pounds	724	2,293		-

GEOs [1]	638,113	754,591		697,440

Precious metal sales

Gold ounces	293,234	312,465		369,553

Silver (000’s) ounces	21,570	22,860		19,231

Palladium ounces	15,076	19,344		20,051

Cobalt pounds	1,038	886		-

GEOs [1]	617,450	656,074		649,363

Average realized price

Gold per ounce	$1,806	$1,798		$1,767

Silver per ounce	$21.84	$25.08		$20.78

Palladium per ounce	$2,133	$2,369		$2,183

Cobalt per pound	$31.00	$23.11	$	n.a.

GEO [1]	$1,725	$1,832		$1,688

Average cash cost [2]

Gold per ounce	$472	$459		$426

Silver per ounce	$5.33	$5.78		$5.28

Palladium per ounce	$377	$433		$389

Cobalt per pound	$8.10	$4.67	$	n.a.

GEO [1]	$433	$439		$411

Average depletion

Gold per ounce	$350	$361		$399

Silver per ounce	$5.22	$5.52		$4.58

Palladium per ounce	$399	$442		$428

Cobalt per pound	$10.26	$8.17	$	n.a.

GEO [1]	$376	$388		$376

Total revenue ($000’s)	$1,065,053	$1,201,665		$1,096,224

Net earnings ($000’s)	$669,126	$754,885		$507,804

Earnings per share

Basic	$1.482	$1.677		$1.132

Diluted	$1.479	$1.673		$1.128

Adjusted net earnings [3] ($000’s)	$504,912	$592,079		$503,328

Adjusted earnings per share [3]

Basic	$1.118	$1.315		$1.122

Diluted	$1.116	$1.312		$1.118

Cash flow from operations ($000’s)	$743,424	$845,145		$765,442

Dividends

Dividends paid ($000’s)	$270,946	$256,607		$188,486

Dividends paid per share	$0.60	$0.57		$0.42

Total assets ($000’s)	$6,759,906	$6,296,151		$5,957,272

Total non-current financial liabilities ($000’s)	$11,349	$16,243		$211,318

Total other liabilities ($000’s)	$30,882	$29,791		$31,383

Shareholders’ equity ($000’s)	$6,717,675	$6,250,117		$5,714,571

Shares outstanding	452,318,526	450,863,952		449,458,394

1)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,800 per ounce gold; $24.00 per ounce silver; $2,100 per ounce palladium; and $33.00 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2022.

2)	Refer to discussion on non-IFRS measure (iii) on page 54 of this MD&A.
3)	Refer to discussion on non-IFRS measure (i) on page 52 of this MD&A.

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Summary of Units Produced

	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021

Gold ounces produced ²

Salobo	37,939	44,212	34,129	44,883	48,235	55,205	55,590	46,622

Sudbury [3]	6,342	3,437	5,289	5,362	4,379	148	4,563	7,004

Constancia	10,496	7,196	8,042	6,311	9,857	8,533	5,525	2,453

San Dimas [4]	10,037	11,808	10,044	10,461	13,714	11,936	11,478	10,491

Stillwater [5]	2,185	1,833	2,171	2,497	2,664	2,949	2,962	3,041

Other

Minto	2,567	3,182	2,480	4,060	3,506	1,703	3,206	2,638

777 [6]	-	-	3,509	4,003	4,462	4,717	5,035	6,280

Marmato	533	542	778	477	479	433	1,713	-

Total Other	3,100	3,724	6,767	8,540	8,447	6,853	9,954	8,918

Total gold ounces produced	70,099	72,210	66,442	78,054	87,296	85,624	90,072	78,529

Silver ounces produced [2]

Peñasquito	1,761	2,017	2,089	2,219	2,145	2,180	2,026	2,202

Antamina	1,107	1,377	1,379	1,260	1,366	1,548	1,558	1,577

Constancia	655	564	584	506	578	521	468	406

Other

Los Filos [7]	23	23	23	42	37	17	26	31

Zinkgruvan	664	642	739	577	482	658	457	420

Yauliyacu [8]	261	463	756	637	382	372	629	737

Stratoni [9]	-	-	-	-	129	18	164	165

Minto	33	42	25	45	44	25	33	21

Neves-Corvo	369	323	345	344	522	362	408	345

Aljustrel	313	246	292	287	325	314	400	474

Cozamin	157	179	169	186	213	199	183	230

Marmato	9	7	8	11	7	10	39	-

Keno Hill [10]	-	-	48	20	30	44	55	27

777 [6]	-	-	80	91	96	81	83	130

Total Other	1,829	1,925	2,485	2,240	2,267	2,100	2,477	2,580

Total silver ounces produced	5,352	5,883	6,537	6,225	6,356	6,349	6,529	6,765

Palladium ounces produced ²

Stillwater [5]	3,869	3,229	3,899	4,488	4,733	5,105	5,301	5,769

Cobalt pounds produced ²

Voisey’s Bay	128	226	136	234	381	370	380	1,162 ¹¹

GEOs produced [12]	148,323	158,554	160,646	170,590	184,551	183,012	190,272	196,756

Average payable rate [2]

Gold	94.9%	95.0%	95.1%	95.2%	96.0%	96.0%	95.8%	95.0%

Silver	83.5%	85.5%	85.5%	86.1%	86.0%	86.6%	86.9%	86.6%

Palladium	91.7%	95.0%	94.6%	92.7%	92.2%	94.5%	95.0%	91.6%

Cobalt	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%

GEO [12]	89.2%	90.2%	90.1%	90.5%	91.4%	91.3%	91.8%	90.7%

1)	All figures in thousands except gold and palladium ounces produced.
2)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures and payable rates are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures and payable rates may be updated in future periods as additional information is received.

3)

Comprised of the Coleman, Copper Cliff, Garson, Creighton and Totten gold interests. Operations at the Sudbury mines were suspended from June 1, 2021 to August 9, 2021 as a result of a labour disruption by unionized employees.

4)

Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated. Effective April 1, 2020, the fixed gold to silver exchange ratio was revised to 90:1, with the 70:1 ratio being reinstated on October 15, 2020. For reference, attributable silver production from prior periods is as follows: Q4 2022 - 348,000 ounces; Q3 2022 - 412,000 ounces; Q2 2022 - 382,000 ounces; Q1 2022 - 408,000 ounces; Q4 2021 -544,000 ounces; Q3 2021 - 472,000 ounces; Q2 2021 - 467,000 ounces; Q1 2021 - 429,000 ounces.

5)	Comprised of the Stillwater and East Boulder gold and palladium interests.
6)	On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced.
7)	Operations at Los Filos were temporarily suspended from June 22, 2021 to July 26, 2021 as the result of illegal blockades by a group of unionized employees and members of the Xochipala community.
8)	On December 14, 2022 the Company terminated the Yauliyacu PMPA in exchange for a cash payment of $132 million.
9)	The Stratoni mine was placed into care and maintenance during Q4-2021.
10)	On September 7, 2022, the Company terminated the Keno Hill PMPA in exchange for $141 million of Hecla common stock.
11)

Effective January 1, 2021, the Company was entitled to cobalt production from the Voisey’s Bay mine. As per the PMPA with Vale, Wheaton is entitled to any cobalt processed at the Long Harbour Processing Plant as of January 1, 2021, resulting in reported production in the first quarter of 2021 including some material produced at the Voisey’s Bay mine in the previous quarter.

12)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,800 per ounce gold; $24.00 per ounce silver; $2,100 per ounce palladium; and $33.00 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2022.

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Summary of Units Sold

	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021

Gold ounces sold

Salobo	41,029	31,818	48,515	42,513	47,171	35,185	57,296	51,423

Sudbury [2]	4,988	5,147	7,916	3,712	965	1,915	6,945	3,691

Constancia	6,013	6,336	7,431	10,494	6,196	8,159	2,321	1,676

San Dimas	10,943	10,196	10,633	10,070	15,182	11,346	11,214	10,273

Stillwater [3]	1,783	2,127	2,626	2,628	2,933	2,820	2,574	3,074

Other

Minto	2,982	2,559	2,806	3,695	2,462	1,907	2,359	2,390

777	785	3,098	3,629	4,388	4,290	5,879	5,694	2,577

Marmato	473	719	781	401	423	438	1,687	-

Total Other	4,240	6,376	7,216	8,484	7,175	8,224	9,740	4,967

Total gold ounces sold	68,996	62,000	84,337	77,901	79,622	67,649	90,090	75,104

Silver ounces sold

Peñasquito	2,066	1,599	2,096	2,188	1,818	2,210	1,844	2,174

Antamina	1,114	1,155	1,177	1,468	1,297	1,502	1,499	1,930

Constancia	403	498	494	644	351	484	295	346

Other

Los Filos	16	24	41	42	17	12	42	27

Zinkgruvan	547	376	650	355	346	354	355	293

Yauliyacu	337	1,005	817	44	551	182	601	1,014

Stratoni	-	-	(2)	133	42	41	167	117

Minto	23	22	21	31	27	24	29	26

Neves-Corvo	80	105	167	204	259	193	215	239

Aljustrel	156	185	123	145	133	155	208	257

Cozamin	150	154	148	177	174	170	168	173

Marmato	7	8	11	8	8	10	35	-

Keno Hill	1	30	30	27	24	51	33	12

777	35	73	75	87	69	99	109	49

Total Other	1,352	1,982	2,081	1,253	1,650	1,291	1,962	2,207

Total silver ounces sold	4,935	5,234	5,848	5,553	5,116	5,487	5,600	6,657

Palladium ounces sold

Stillwater [3]	3,396	4,227	3,378	4,075	4,641	5,703	3,869	5,131

Cobalt pounds sold

Voisey’s Bay	187	115	225	511	228	131	395	132

GEOs sold [4]	142,190	138,824	170,371	166,065	157,439	149,862	176,502	172,271

Cumulative payable units PBND [5]

Gold ounces	63,601	65,978	59,331	81,365	84,989	80,819	66,238	70,072

Silver ounces	2,820	3,444	3,543	3,910	4,200	3,845	3,802	3,738

Palladium ounces	5,098	5,041	6,267	5,535	5,629	5,619	6,822	5,373

Cobalt pounds	257	402	280	550	596	637	777	820

GEO [4]	111,867	125,151	119,009	150,032	158,477	150,317	139,145	141,206

Inventory on hand

Cobalt pounds	633	556	582	410	657	488	134	132

1)	All figures in thousands except gold and palladium ounces sold.
2)	Comprised of the Coleman, Copper Cliff, Garson, Creighton and Totten gold interests.
3)	Comprised of the Stillwater and East Boulder gold and palladium interests.
4)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,800 per ounce gold; $24.00 per ounce silver; $2,100 per ounce palladium; and $33.00 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2022.

5)	Payable gold, silver and palladium ounces PBND and cobalt pounds PBND are based on management estimates. These figures may be updated in future periods as additional information is received.

WHEATON PRECIOUS METALS 2022 ANNUAL REPORT - MANAGEMENT DISCUSSION & ANALYSIS [15]

Quarterly Financial Review 1

	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021

Gold ounces sold	68,996	62,000	84,337	77,901	79,622	67,649	90,090	75,104

Realized price [2]	$1,725	$1,728	$1,872	$1,870	$1,798	$1,795	$1,801	$1,798

Gold sales	$119,051	$107,128	$157,842	$145,675	$143,187	$121,416	$162,293	$135,025

Silver ounces sold	4,935	5,234	5,848	5,553	5,116	5,487	5,600	6,657

Realized price [2]	$21.52	$19.16	$22.27	$24.19	$23.36	$23.80	$26.69	$26.12

Silver sales	$106,175	$100,270	$130,228	$134,332	$119,504	$130,587	$149,455	$173,883

Palladium ounces sold	3,396	4,227	3,378	4,075	4,641	5,703	3,869	5,131

Realized price [2]	$1,939	$2,091	$2,132	$2,339	$1,918	$2,426	$2,797	$2,392

Palladium sales	$6,586	$8,838	$7,203	$9,533	$8,902	$13,834	$10,822	$12,275

Cobalt pounds sold	187	115	225	511	228	131	395	132

Realized price [2]	$22.62	$22.68	$34.01	$34.61	$28.94	$23.78	$19.82	$22.19

Cobalt sales	$4,239	$2,600	$7,649	$17,704	$6,604	$3,120	$7,823	$2,936

Total sales	$236,051	$218,836	$302,922	$307,244	$278,197	$268,957	$330,393	$324,119

Cash cost [2,3]

Gold / oz	$475	$474	$465	$477	$472	$464	$450	$450

Silver / oz	$5.00	$5.59	$5.61	$5.10	$5.47	$5.06	$6.11	$6.33

Palladium / oz	$357	$353	$408	$394	$340	$468	$503	$427

Cobalt / lb [4]	$16.52	$7.21	$6.86	$5.76	$4.68	$5.15	$4.41	$4.98

Depletion [2]

Gold / oz	$357	$353	$369	$321	$338	$337	$390	$374

Silver / oz	$4.98	$5.84	$5.28	$4.78	$5.57	$5.21	$5.40	$5.82

Palladium / oz	$399	$399	$399	$399	$442	$442	$442	$442

Cobalt / lb	$13.72	$13.63	$10.40	$8.17	$8.17	$8.17	$8.17	$8.17

Net earnings	$166,125	$196,460	$149,074	$157,467	$291,822	$134,937	$166,124	$162,002

Per share

Basic	$0.367	$0.435	$0.330	$0.349	$0.648	$0.300	$0.369	$0.360

Diluted	$0.367	$0.434	$0.330	$0.348	$0.646	$0.299	$0.368	$0.360

Adjusted net earnings [3]	$103,744	$93,878	$149,283	$158,007	$132,232	$137,087	$161,626	$161,133

Per share

Basic	$0.229	$0.208	$0.331	$0.350	$0.293	$0.304	$0.359	$0.358

Diluted	$0.229	$0.208	$0.330	$0.350	$0.293	$0.303	$0.358	$0.358

Cash flow from operations	$172,028	$154,497	$206,359	$210,540	$195,290	$201,287	$216,415	$232,154

Per share [3]

Basic	$0.381	$0.342	$0.457	$0.467	$0.433	$0.447	$0.481	$0.516

Diluted	$0.380	$0.342	$0.456	$0.466	$0.432	$0.446	$0.480	$0.515

Dividends declared	$67,797	$67,754	$67,708	$67,687	$67,580	$67,541	$63,009	$58,478

Per share	$0.15	$0.15	$0.15	$0.15	$0.15	$0.15	$0.14	$0.13

Total assets	$6,759,906	$6,587,595	$6,448,695	$6,470,033	$6,296,151	$6,046,740	$5,981,466	$5,928,412

Total liabilities	$42,231	$38,783	$31,894	$120,572	$46,034	$42,387	$38,202	$104,985

Total shareholders’ equity	$6,717,675	$6,548,812	$6,416,801	$6,349,461	$6,250,117	$6,004,353	$5,943,264	$5,823,427

1)	All figures in thousands except gold and palladium ounces produced and sold, per unit amounts and per share amounts.
2)	Expressed as dollars per ounce and for cobalt per pound.
3)	Refer to discussion on non-IFRS beginning on page 52 of this MD&A.
4)

Cash cost per pound of cobalt sold during the fourth quarter of 2022 includes an inventory write-down of $1.6 million, resulting in an increase of $8.71 per pound. The Company reflects the cobalt inventory at the lower of cost and net realizable value, and will continue to monitor the market price of cobalt relative to the carrying of the inventory at each reporting period.

Changes in sales, net earnings and cash flow from operations from quarter to quarter are affected primarily by fluctuations in production at the mines, the timing of shipments, changes in the price of commodities, the commencement of operations of mines under construction, as well as acquisitions of PMPAs and any related capital raising activities.

WHEATON PRECIOUS METALS 2022 ANNUAL REPORT - MANAGEMENT DISCUSSION & ANALYSIS [16]

Results of Operations and Operational Review

The operating results of the Company’s reportable operating segments are summarized in the tables and commentary below.

Three Months Ended December 31, 2022

	Units Produced²	Units Sold	Average Realized Price ($‘s Per Unit)		Average Cash Cost ($‘s Per Unit) [3]		Average Depletion ($‘s Per Unit)		Sales	Impairment (Charges) Reversals / Gain on Disposal [4]	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	37,939	41,029		$1,728		$416		$334	$70,878	$-	$40,110	$53,800	$2,383,262

Sudbury [5]	6,342	4,988		1,712		400		1,092	8,538	-	1,095	7,809	283,416

Constancia	10,496	6,013		1,728		416		271	10,388	-	6,255	7,885	95,583

San Dimas	10,037	10,943		1,728		624		260	18,903	-	9,231	12,071	155,865

Stillwater	2,185	1,783		1,728		309		429	3,080	-	1,765	2,530	215,852

Other [6]	3,100	4,240		1,713		894		59	7,264	(1,719)	1,505	4,697	494,143

	70,099	68,996		$1,725		$475		$357	$119,051	$(1,719)	$59,961	$88,792	$3,628,121

Silver

Peñasquito	1,761	2,066		$21.28		$4.36		$3.57	$43,949	$-	$27,577	$34,943	$293,674

Antamina	1,107	1,114		21.28		4.33		7.06	23,701	-	11,009	18,872	545,368

Constancia	655	403		21.28		6.14		6.35	8,572	-	3,538	6,098	192,947

Other [7]	1,829	1,352		22.15		6.19		5.03	29,953	51,443	66,228	20,283	453,096

	5,352	4,935		$21.52		$5.00		$4.98	$106,175	$51,443	$108,352	$80,196	$1,485,085

Palladium

Stillwater	3,869	3,396		$1,939		$357		$399	$6,586	$-	$4,018	$5,373	$226,812

Platinum

Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$-	$9,428

Cobalt

Voisey’s Bay	128	187		$22.62		$16.52 [8]		$13.72	$4,239	$-	$(1,426)	$3,766	$357,573

Operating results									$236,051	$49,724	$170,905	$178,127	$5,707,019

Other

General and administrative											$(8,383)	$(6,399)

Share based compensation											(8,474)	-

Donations and community investments											(2,916)	(2,742)

Finance costs											(1,377)	(1,028)

Other											4,000	4,100

Income tax											12,370	(30)

Total other											$(4,780)	$(6,099)	$1,052,887

											$166,125	$172,028	$6,759,906

1)

Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 54 of this MD&A.
4)	Refer to page 25 of this MD&A for more information.
5)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests and the non-operating Stobie and Victor gold interests.
6)

Comprised of the operating Minto and Marmato gold interests as well as the non-operating 777, Copper World Complex (formerly referred to as Rosemont in this MD&A), Santo Domingo, Blackwater, Fenix, Goose, Marathon and Curipamba gold interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced.

7)

Comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Aljustrel, Minto, Cozamin and Marmato silver interests, the non-operating 777, Loma de La Plata, Stratoni, Pascua-Lama, Copper World Complex (formerly referred to as Rosemont in this MD&A), Blackwater and Curipamba silver interests and the previously owned Yauliyacu and Keno Hill silver interests. The Stratoni mine was placed into care and maintenance during Q4-2021. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On September 7, 2022, the Keno Hill PMPA was terminated in exchange for $141 million of Hecla common stock (see page 26 of this MD&A). On December 14, 2022 the Yauliyacu PMPA was terminated in exchange for a cash payment of $132 million (see page 26 of this MD&A).

8)

Cash cost per pound of cobalt sold during the fourth quarter of 2022 includes an inventory write-down of $1.6 million, resulting in an increase of $8.71 per pound. The Company reflects the cobalt inventory at the lower of cost and net realizable value, and will continue to monitor the market price of cobalt relative to the carrying of the inventory at each reporting period.

WHEATON PRECIOUS METALS 2022 ANNUAL REPORT - MANAGEMENT DISCUSSION & ANALYSIS [17]

On a GEO basis, results for the Company for the three months ended December 31, 2022 were as follows:

Three Months Ended December 31, 2022

	Ounces Produced [1]	Ounces Sold	Average Realized Price ($‘s Per Ounce)	Average Cash Cost ($‘s Per Ounce) [2]	Cash Operating Margin ($‘s Per Ounce) [3]	Average Depletion ($‘s Per Ounce)	Gross Margin ($‘s Per Ounce)

Gold equivalent basis [4]	148,323	142,190	$1,660	$ 434	$ 1,226	$ 374	$ 852

1)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Refer to discussion on non-IFRS measure (iii) on page 54 of this MD&A.
3)	Refer to discussion on non-IFRS measure (iv) on page 55 of this MD&A.
4)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,800 per ounce gold; $24.00 per ounce silver; $2,100 per ounce palladium; and $33.00 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2022.

Three Months Ended December 31, 2021

	Units Produced²	Units Sold	Average Realized Price ($‘s Per Unit)	Average Cash Cost ($‘s Per Unit) [3]	Average Depletion ($‘s Per Unit)	Sales	Impairment Reversal [4]	Net Earnings (Loss)	Cash Flow From Operations	Total Assets

Gold

Salobo	48,235	47,171	$1,799	$412	$374	$84,849	$-	$47,781	$63,659	$2,437,939

Sudbury [5]	4,379	965	1,795	400	1,024	1,732	-	357	1,346	307,169

Constancia	9,857	6,196	1,799	412	315	11,147	-	6,642	8,398	103,789

San Dimas	13,714	15,182	1,799	618	322	27,309	-	13,030	17,923	166,723

Stillwater	2,664	2,933	1,799	319	397	5,275	-	3,176	4,340	219,785

Other [6]	8,447	7,175	1,795	676	42	12,875	-	7,721	8,463	364,792

	87,296	79,622	$1,798	$472	$338	$143,187	$-	$78,707	$104,129	$3,600,197

Silver

Peñasquito	2,145	1,818	$23.28	$4.29	$3.55	$42,314	$-	$28,064	$34,515	$322,018

Antamina	1,366	1,297	23.33	4.73	7.53	30,250	-	14,351	25,091	580,052

Constancia	578	351	23.28	6.08	7.56	8,170	-	3,383	5,739	205,884

Other [7]	2,267	1,650	23.48	7.22	5.83	38,770	-	17,226	26,118	593,195

	6,356	5,116	$23.36	$5.47	$5.57	$119,504	$-	$63,024	$91,463	$1,701,149

Palladium

Stillwater	4,733	4,641	$1,918	$340	$442	$8,902	$-	$5,268	$7,323	$232,830

Cobalt

Voisey’s Bay	381	228	$28.94	$4.68	$8.17	$6,604	$156,717	$160,390	$2,443	$371,621

Operating results						$278,197	$156,717	$307,389	$205,358	$5,905,797

Other

General and administrative								$(8,547)	$(6,043)

Share based compensation								(5,519)	-

Donations and community investments								(2,889)	(3,067)

Finance costs								(1,508)	(1,026)

Other								3,581	296

Income tax								(685)	(228)

Total other								$(15,567)	$(10,068)	$390,354

								$291,822	$195,290	$6,296,151

1)

Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 54 of this MD&A.
4)	Refer to page 25 of this MD&A for more information.
5)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
6)

Comprised of the operating Minto, 777 and Marmato gold interests as well as the non-operating Copper World Complex gold interest (formerly referred to as Rosemont in this MD&A). On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced.

7)

Comprised of the operating Los Filos, Zinkgruvan, Stratoni, Neves-Corvo, Aljustrel, Minto, 777, Marmato and Cozamin silver interests, the non-operating Loma de La Plata, Copper World Complex (formerly referred to as Rosemont in this MD&A) and Pascua-Lama silver interests and the previously owned Keno Hill and Yauliyacu silver interests. The Stratoni mine was placed into care and maintenance during Q4-2021. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On September 7, 2022, the Keno Hill PMPA was terminated in exchange for $141 million of Hecla common stock (see page 26 of this MD&A). On December 14, 2022 the Yauliyacu PMPA was terminated in exchange for a cash payment of $132 million (see page 26 of this MD&A).

WHEATON PRECIOUS METALS 2022 ANNUAL REPORT - MANAGEMENT DISCUSSION & ANALYSIS [18]

On a GEO basis, results for the Company for the three months ended December 31, 2021 were as follows:

Three Months Ended December 31, 2021

	Ounces Produced [1]	Ounces Sold	Average Realized Price ($‘s Per Ounce)	Average Cash Cost ($‘s Per Ounce) [2]	Cash Operating Margin ($‘s Per Ounce) [3]	Average Depletion ($‘s Per Ounce)	Gross Margin ($‘s Per Ounce)

Gold equivalent basis [4]	184,551	157,439	$1,767	$ 433	$ 1,334	$ 377	$ 957

1)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Refer to discussion on non-IFRS measure (iii) on page 54 of this MD&A.
3)	Refer to discussion on non-IFRS measure (iv) on page 55 of this MD&A.
4)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,800 per ounce gold; $24.00 per ounce silver; $2,100 per ounce palladium; and $33.00 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2022.

GEO Production

For the three months ended December 31, 2022, attributable GEO production was 148,300 ounces, with the 36,300 ounce decrease from the comparable period in 2021 being primarily attributable to the following factors:

•

11,200 ounce or 29% decrease from the Other mines (comprised of 5,300 gold ounces and 438,000 silver ounces), primarily due to the placement of Stratoni into care and maintenance, the closure of the 777 mine and the disposal of the Keno Hill and Yauliyacu PMPAs;

•

10,300 ounce or 21% decrease from Salobo resulting from a decrease in throughput and grades due to changes in maintenance routines, with the two 12 mtpa lines operating at approximately 67% of capacity during Q4-2022 as compared to 73% during Q4-2021;

•	5,100 ounce or 18% decrease from Peñasquito (385,000 silver ounces), primarily due to lower recovery and grades consistent with their mine plan;

•

4,600 ounce or 66% decrease from Voisey’s Bay (253,000 cobalt pounds), primarily attributable to lower grades during the ongoing transitional period between the depletion of the Ovoid open-pit mine and ramp-up to full production of the Voisey’s Bay underground project;

•

3,700 ounce or 27% decrease from San Dimas, primarily due to lower grades, with First Majestic reporting that this was primarily the result of processing lower grade development ores from the Perez vein and higher tonnages from underground areas with challenging ground conditions within the Jessica and Regina veins in the Noche Buena area; and

•	3,400 ounce or 19% decrease from Antamina (259,000 silver ounces), primarily due to lower grades, consistent with their mine plan.

WHEATON PRECIOUS METALS 2022 ANNUAL REPORT - MANAGEMENT DISCUSSION & ANALYSIS [19]

Net Earnings

For the three months ended December 31, 2022, net earnings amounted to $166 million, with the $126 million decrease relative to the comparable period of the prior year being attributable to the following factors:

Net earnings for the three months ended December 31, 2021		$291,822

Variance in gross margin

Variance in revenue due to:

Payable gold production	$(31,091)

Payable silver production	(23,347)

Payable palladium production	(2,297)

Payable cobalt production	(6,830)

Total payable production		$(63,565)

Changes in inventory and PBND		36,643

Prices realized per ounce sold		(15,224)

Total decrease to revenue		$(42,146)

Variance in cost of sales due to:

Sales volume		$12,110

Sales mix differences		(696)

Cash cost per ounce		(1,313)

Depletion per ounce		2,554

Total decrease to cost of sales		$12,655

Total decrease to gross margin		$(29,491)

Other variances

Impairment (impairment reversal) of mineral stream interests (see page 25)		(158,436)

General and administrative expenses (see page 26)		164

Gain on disposal of mineral stream interests (see page 26)		51,443

Share based compensation (see page 27)		(2,955)

Donations and community investment (see page 27)		(27)

Other income / expense (see page 27)		419

Finance costs (see page 28)		131

Income taxes (see page 28)		13,055

Total decrease in net earnings		$(125,697)

Net earnings for the three months ended December 31, 2022		$166,125

WHEATON PRECIOUS METALS 2022 ANNUAL REPORT - MANAGEMENT DISCUSSION & ANALYSIS [20]

Year Ended December 31, 2022

	Units Produced²	Units Sold	Average Realized Price ($‘s Per Unit)		Average Cash Cost ($‘s Per Unit) [3]		Average Depletion ($‘s Per Unit)		Sales	Impairment (Charges) Reversals / Gain on Disposal [4]	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	161,163	163,875		$1,807		$416		$334	$296,145	$-	$173,257	$227,933	$2,383,262

Sudbury [5]	20,430	21,763		1,802		400		1,091	39,211	-	6,752	30,789	283,416

Constancia	32,045	30,274		1,812		414		271	54,868	-	34,142	42,348	95,583

San Dimas	42,350	41,842		1,798		623		260	75,238	-	38,327	49,186	155,865

Stillwater	8,686	9,164		1,810		325		429	16,583	-	9,667	13,600	215,852

Other [6]	22,131	26,316		1,811		760		48	47,653	(1,719)	24,687	27,610	494,143

	286,805	293,234		$1,806		$472		$350	$529,698	$(1,719)	$286,832	$391,466	$3,628,121

Silver

Peñasquito	8,086	7,949		$21.97		$4.36		$3.57	$174,635	$-	$111,634	$139,978	$293,674

Antamina	5,123	4,914		21.94		4.40		7.06	107,794	-	51,488	85,824	545,368

Constancia	2,309	2,039		21.97		6.10		6.35	44,798	-	19,421	32,358	192,947

Other [7]	8,479	6,668		21.56		6.95		5.50	143,776	166,198	226,995	96,251	453,096

	23,997	21,570		$21.84		$5.33		$5.22	$471,003	$166,198	$409,538	$354,411	$1,485,085

Palladium

Stillwater	15,485	15,076		$2,133		$377		$399	$32,160	$-	$20,455	$26,472	$226,812

Platinum

Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$-	$9,428

Cobalt

Voisey’s Bay	724	1,038		$31.00		$8.10 [8]		$10.26	$32,192	$-	$13,134	$28,449	$357,573

Operating results									$1,065,053	$164,479	$729,959	$800,798	$5,707,019

Other

General and administrative											$(35,831)	$(35,332)

Share based compensation											(20,060)	(18,161)

Donations and community investments											(6,296)	(5,718)

Finance costs											(5,586)	(4,135)

Other											7,449	6,143

Income tax											(509)	(171)

Total other											$(60,833)	$(57,374)	$1,052,887

											$669,126	$743,424	$6,759,906

1)

Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 54 of this MD&A.
4)	Refer to page 25 of this MD&A for more information.
5)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests and the non-operating Stobie and Victor gold interests.
6)

Comprised of the operating Minto and Marmato gold interests as well as the non-operating 777, Copper World Complex (formerly referred to as Rosemont in this MD&A), Santo Domingo, Blackwater, Fenix, Goose, Marathon and Curipamba gold interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced.

7)

Comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Aljustrel, Minto, Cozamin, Marmato silver interests, the non-operating 777, Loma de La Plata, Stratoni, Pascua-Lama, Copper World Complex (formerly referred to as Rosemont in this MD&A), Blackwater and Curipamba silver interests and the previously owned Keno Hill and Yauliyacu silver interests. The Stratoni mine was placed into care and maintenance during Q4-2021. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On September 7, 2022, the Keno Hill PMPA was terminated in exchange for $141 million of Hecla common stock (see page 26 of this MD&A). On December 14, 2022 the Yauliyacu PMPA was terminated in exchange for a cash payment of $132 million (see page 26 of this MD&A).

8)

Cash cost per pound of cobalt sold during the fourth quarter of 2022 includes an inventory write-down of $1.6 million, resulting in an increase of $1.60 per pound. The Company reflects the cobalt inventory at the lower of cost and net realizable value, and will continue to monitor the market price of cobalt relative to the carrying of the inventory at each reporting period.

WHEATON PRECIOUS METALS 2022 ANNUAL REPORT - MANAGEMENT DISCUSSION & ANALYSIS [21]

On a GEO basis, results for the Company for the year ended December 31, 2022 were as follows:

Year Ended December 31, 2022

	Ounces Produced [1]	Ounces Sold	Average Realized Price ($‘s Per Ounce)	Average Cash Cost ($‘s Per Ounce) [2]	Cash Operating Margin ($‘s Per Ounce) [3]	Average Depletion ($‘s Per Ounce)	Gross Margin ($‘s Per Ounce)

Gold equivalent basis [4]	638,113	617,450	$1,725	$ 433	$ 1,292	$ 376	$ 916

1)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Refer to discussion on non-IFRS measure (iii) on page 54 of this MD&A.
3)	Refer to discussion on non-IFRS measure (iv) on page 55 of this MD&A.
4)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,800 per ounce gold; $24.00 per ounce silver; $2,100 per ounce palladium; and $33.00 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2022.

Year Ended December 31, 2021

	Units Produced²	Units Sold	Average Realized Price ($‘s Per Unit)	Average Cash Cost ($‘s Per Unit) [3]	Average Depletion ($‘s Per Unit)	Sales	Impairment Reversal [4]	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	205,652	191,075	$1,797	$412	$374	$343,398	$-	$193,247	$264,652	$2,437,939

Sudbury [5]	16,094	13,516	1,811	400	1,024	24,475	-	5,221	19,068	307,169

Constancia	26,368	18,352	1,797	411	315	32,974	-	19,658	25,438	103,789

San Dimas	47,619	48,015	1,797	617	322	86,290	-	41,199	56,679	166,723

Stillwater	11,616	11,401	1,797	325	397	20,487	-	12,259	16,784	219,785

Other [6]	34,172	30,106	1,804	607	61	54,296	-	34,192	36,444	364,792

	341,521	312,465	$1,798	$459	$361	$561,920	$-	$305,776	$419,065	$3,600,197

Silver

Peñasquito	8,553	8,046	$25.07	$4.29	$3.55	$201,688	$-	$138,616	$167,169	$322,018

Antamina	6,049	6,228	25.17	5.04	7.53	156,735	-	78,458	125,688	580,052

Constancia	1,973	1,476	24.91	6.05	7.56	36,775	-	16,689	27,848	205,884

Other [7]	9,424	7,110	25.07	8.06	5.56	178,231	-	81,393	123,359	593,195

	25,999	22,860	$25.08	$5.78	$5.52	$573,429	$-	$315,156	$444,064	$1,701,149

Palladium

Stillwater	20,908	19,344	$2,369	$433	$442	$45,834	$-	$28,891	$37,450	$232,830

Cobalt

Voisey’s Bay	2,293	886	$23.11	$4.67	$8.17	$20,482	$156,717	$165,819	$3,687	$371,621

Operating results						$1,201,665	$156,717	$815,642	$904,266	$5,905,797

Other

General and administrative								$(35,119)	$(31,931)

Share based compensation								(19,265)	(16,926)

Donations and community investments								(6,601)	(6,323)

Finance costs								(5,817)	(4,271)

Other								5,776	609

Income tax								269	(279)

Total other								$(60,757)	$(59,121)	$390,354

								$754,885	$845,145	$6,296,151

1)

Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 54 of this MD&A.
4)	Refer to page 25 of this MD&A for more information.
5)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
6)

Comprised of the operating Minto, 777 and Marmato gold interests as well as the non-operating Copper World Complex gold interest (formerly referred to as Rosemont in this MD&A). On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced.

7)

Comprised of the operating Los Filos, Zinkgruvan, Stratoni, Neves-Corvo, Aljustrel, Minto, 777, Marmato and Cozamin silver interests, the non-operating Loma de La Plata, Copper World Complex (formerly referred to as Rosemont in this MD&A) and Pascua-Lama silver interests and the previously owned Keno Hill and Yauliyacu silver interests. The Stratoni mine was placed into care and maintenance during Q4-2021. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On September 7, 2022, the Keno Hill PMPA was terminated in exchange for $141 million of Hecla common stock (see page 26 of this MD&A). On December 14, 2022 the Yauliyacu PMPA was terminated in exchange for a cash payment of $132 million (see page 26 of this MD&A).

WHEATON PRECIOUS METALS 2022 ANNUAL REPORT - MANAGEMENT DISCUSSION & ANALYSIS [22]

On a GEO basis, results for the Company for the year ended December 31, 2021 were as follows:

Year Ended December 31, 2021

	Ounces Produced [1]	Ounces Sold	Average Realized Price ($‘s Per Ounce)	Average Cash Cost ($‘s Per Ounce) [2]	Cash Operating Margin ($‘s Per Ounce) [3]	Average Depletion ($‘s Per Ounce)	Gross Margin ($‘s Per Ounce)

Gold equivalent basis [4]	754,591	656,074	$1,832	$ 439	$ 1,393	$ 388	$ 1,005

1)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Refer to discussion on non-IFRS measure (iii) on page 54 of this MD&A.
3)	Refer to discussion on non-IFRS measure (iv) on page 55 of this MD&A.
4)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,800 per ounce gold; $24.00 per ounce silver; $2,100 per ounce palladium; and $33.00 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2022.

GEO Production

For the year ended December 31, 2022, attributable GEO production was 638,100 ounces, with the 116,500 ounce decrease from the comparable period in 2021 being primarily attributable to the following factors:

•

44,500 ounce or 22% decrease from Salobo, resulting from the mining grades and throughput due to changes in maintenance routines, with the two 12 mtpa lines operating at approximately 74% of capacity during 2022 as compared to 81% during 2021;

•

28,800 ounce or 68% decrease from Voisey’s Bay (1,569,000 cobalt pounds), primarily attributable to the comparable period in the prior year including approximately 12,400 GEOs (676,000 pounds of cobalt) which had been produced in prior periods and the mining of lower grade material during the ongoing transitional period between the depletion of the Ovoid open-pit mine and ramp-up to full production of the Voisey’s Bay underground project;

•

24,600 ounce or 15% decrease from the Other mines (comprised of 12,000 gold ounces and 945,000 silver ounces), primarily due to the placement of Stratoni into care and maintenance, the closure of the 777 mine and the disposal of the Keno Hill and Yauliyacu PMPAs;

•	12,300 ounce or 15% decrease from Antamina (926,000 silver ounces), primarily due to lower grades, consistent with their mine plan;

•

9,300 ounce or 26% decrease from Stillwater (comprised of 2,900 gold ounces and 5,400 palladium ounces), primarily attributable to lower throughput resulting from the effect of significant weather events in June; and

•	6,200 ounce or 5% decrease from Peñasquito (468,000 silver ounces), primarily due to lower recovery and grades consistent with their mine plan; partially offset by

•

10,200 ounce or 19% increase from Constancia (comprised of 5,700 gold ounces and 336,000 silver ounces), primarily due to the mining of higher grades resulting from the commencement of ore production from the Pampacancha satellite deposit and, for gold production, the increase in fixed recoveries from 55% to 70%, both occurring during Q2-2021.

WHEATON PRECIOUS METALS 2022 ANNUAL REPORT - MANAGEMENT DISCUSSION & ANALYSIS [23]

Net Earnings

For the year ended December 31, 2022, net earnings amounted to $669 million, with the $86 million decrease relative to the comparable period of the prior year being attributable to the following factors:

Net earnings for the year ended December 31, 2021		$754,885

Variance in gross margin

Variance in revenue due to:

Payable gold production	$(97,718)

Payable silver production	(51,416)

Payable palladium production	(11,450)

Payable cobalt production	(33,817)

Total payable production		$(194,401)

Changes in inventory and PBND		120,854

Prices realized per ounce sold		(63,065)

Total decrease to revenue		$(136,612)

Variance in cost of sales due to:

Sales volume		$32,126

Sales mix differences		(4,266)

Cash cost per ounce		2,426

Depletion per ounce		12,881

Total decrease to cost of sales		$43,167

Total decrease to gross margin		$(93,445)

Other variances

Impairment (impairment reversal) of mineral stream interests (see page 25)		(148,106)

Gain on disposal of mineral stream interests (see page 26)		155,868

General and administrative expenses (see page 26)		(712)

Donations and community investment (see page 27)		305

Share based compensation (see page 27)		(795)

Other income / expense (see page 27)		1,673

Finance costs (see page 28)		231

Income taxes (see page 28)		(778)

Total decrease in net earnings		$(85,759)

Net earnings for the year ended December 31, 2022		$669,126

WHEATON PRECIOUS METALS 2022 ANNUAL REPORT - MANAGEMENT DISCUSSION & ANALYSIS [24]

Reversal of Impairment of Mineral Stream Interests

Based on the Company’s analysis, there was an indicator of impairment (impairment reversals) identified at December 31, 2022 and December 31, 2021 for the following PMPAs:

	Three Months Ended December 31		Years Ended December 31

(in thousands)	2022	2021	2022	2021

Gold Interests

Other gold interests

777 [1]	$1,719	$-	$1,719	$-

Silver interests

Other silver interests

Keno Hill	$-	$-	$(10,330)	$-

Cobalt Interests

Voisey’s Bay	$-	$(156,717)	-	(156,717)

Total impairment reversal	$1,719	$(156,717)	$(8,611)	$ (156,717)

1) Refer	to page 8 of this MD&A for more information.

Voisey’s Bay – Impairment Reversal

At June 30, 2019, the Company determined there to be an impairment charge relative to the Voisey’s Bay cobalt interest (“Voisey’s Bay PMPA”) due to a significant decline in market cobalt prices and a sale of a similar PMPA by a third-party group at a price significantly below Wheaton’s comparable carrying value for the Voisey’s Bay PMPA. At June 30, 2019, management estimated that the recoverable amount under the Voisey’s Bay PMPA was $227 million, representing its FVLCD and resulting in an impairment charge of $166 million.

At December 31, 2021, an indicator of impairment reversal was identified relative to the Voisey’s Bay PMPA as a result of significant and sustained increases in the market prices of cobalt over the year ended December 31, 2021 compared to market prices of cobalt at the time the original impairment was recorded. Management estimated that the recoverable amount at December 31, 2021 of the Voisey’s Bay PMPA exceeded the carrying amount that would have been determined, net of depletion, had no impairment charge been recognized for the PMPA in prior years. The recoverable amount represented its FVLCD and resulted in an impairment reversal of $157 million at December 31, 2021 which represented a full reversal of the impairment charge recorded in the year ended December 31, 2019, net of depletion that otherwise would have been recorded. The recoverable amount of the Voisey’s Bay PMPA was estimated using a discounted cash flow model with an average discount rate of 8% and an average projected market price of cobalt of $23.97 per pound. As this valuation technique requires the use of estimates and assumptions such as commodity prices, discount rates, recoverable pounds of cobalt and operating performance, it is classified within Level 3 of the fair value hierarchy.

Keno Hill – Impairment Reversal

At December 31, 2015, the Company determined there to be an impairment charge of $10.5 million relative to the Keno Hill silver interest (“Keno Hill PMPA”) due to the suspension of operations at the Bellekeno mine.

On September 7, 2022, the Company terminated the Keno Hill PMPA in exchange for 34,800,989 common shares of Hecla valued at $141 million. This value exceeded the carrying amount of the Keno Hill PMPA that would have been determined, net of depletion, had no impairment charge been recognized for the PMPA. As a result, an impairment reversal of $10.3 million has been recorded for the year ended December 31, 2022, which represents a full reversal of the impairment charge recorded in the year ended December 31, 2015, net of depletion that otherwise would have been recorded. The recoverable amount of the Keno Hill PMPA was determined based on the value of the consideration received in exchange for its termination, and as such is classified within Level 1 of the fair value hierarchy.

WHEATON PRECIOUS METALS 2022 ANNUAL REPORT - MANAGEMENT DISCUSSION & ANALYSIS [25]

Gain on Disposal of Mineral Stream Interest

Keno Hill

With the receipt of $141 million of Hecla common shares on September 7, 2022, the Company has reflected a gain on disposal of the Keno Hill PMPA in the amount of $104 million, calculated as follows:

(in thousands)

Fair value of Hecla Mining Company shares received	$140,596

Less: carrying value after impairment reversal, plus closing costs	(36,201)

Gain on disposal of the Keno Hill PMPA	$104,395

Yauliyacu

With the receipt of $132 million in proceeds on December 14, 2022, the Company has reflected a gain on disposal of the Yauliyacu PMPA in the amount of $51 million, calculated as follows:

(in thousands)

Proceeds received on disposal of Yauliyacu	$131,937

Less: carrying value plus closing costs	(80,464)

Gain on disposal of the Yauliyacu PMPA	$51,473

General and Administrative

	Three Months Ended December 31		Years Ended December 31

(in thousands)	2022	2021	2022	2021

Corporate

Salaries and benefits	$3,195	$3,606	$14,895	$14,205

Depreciation	289	275	1,154	1,102

Professional fees	582	519	1,680	3,376

Business travel	264	105	950	219

Director fees	258	281	1,109	1,096

Employer health tax	92	75	840	750

Audit and regulatory	505	656	2,845	2,937

Insurance	550	517	2,135	1,771

Other	821	787	3,469	3,100

General and administrative - corporate	$6,556	$6,821	$29,077	$28,556

Subsidiaries

Salaries and benefits	$992	$1,012	$4,327	$4,039

Depreciation	107	111	434	408

Professional fees	131	264	539	797

Business travel	118	10	242	33

Director fees	50	50	200	200

Insurance	10	7	44	36

Other	419	272	968	1,050

General and administrative - subsidiaries	$1,827	$1,726	$6,754	$6,563

Consolidated general and administrative	$8,383	$8,547	$35,831	$35,119

General and administrative expenses for the year ended December 31, 2022 were virtually unchanged relative to 2021, with the cost of business travel increasing as Covid-19 travel restrictions were eased, and the cost of professional fees decreasing, primarily due to lower costs on project evaluation as well as legal costs recognized in 2021 related to the ATM program.

WHEATON PRECIOUS METALS 2022 ANNUAL REPORT - MANAGEMENT DISCUSSION & ANALYSIS [26]

Share Based Compensation

	Three Months Ended December 31		Years Ended December 31

(in thousands)	2022	2021	2022	2021

Equity settled share based compensation

Stock options	$578	$518	$2,366	$2,065

Restricted share units	861	797	3,480	3,196

Cash settled share based compensation

PSUs	7,035	4,204	14,214	14,004

Total share based compensation	$8,474	$5,519	$20,061	$19,265

For the three months and year ended December 31, 2022, share based compensation increased by $3 million and $1 million, respectively, relative to the comparable periods in the previous year, with the increase during the three month period being primarily due to differences in accrued costs associated with the Company’s performance share units (“PSUs”).

Donations and Community Investments

	Three Months Ended December 31		Years Ended December 31

(in thousands)	2022	2021	2022	2021

Local donations and community investments [1]	$987	$954	$2,333	$1,953

Partner donations and community investments [2]	1,929	1,935	3,798	3,204

COVID-19 and community support and response fund	-	-	165	1,444

Total donations and community investments	$2,916	$2,889	$6,296	$6,601

1) The	Local Community Investment Program supports organizations in Vancouver and the Cayman Islands, where Wheaton’s offices are located.
2) The	Partner Community Investment Program supports the communities influenced by Mining Partners’ operations.

Other (Income) Expense

	Three Months Ended December 31		Years Ended December 31

(in thousands)	2022	2021	2022	2021

Interest income	$(3,946)	$(76)	$(6,321)	$(241)

Dividend income	(131)	(111)	(453)	(221)

Foreign exchange (gain) loss	179	154	(890)	275

(Gain) loss on fair value adjustment of share purchase warrants held	(67)	(290)	1,033	2,101

(Gain) loss on fair value adjustment of convertible notes receivable	-	(1,597)	1,380	(5,733)

Other	(35)	(1,661)	(2,198)	(1,957)

Total other (income) expense	$(4,000)	$(3,581)	$(7,449)	$(5,776)

WHEATON PRECIOUS METALS 2022 ANNUAL REPORT - MANAGEMENT DISCUSSION & ANALYSIS [27]

Finance Costs

	Three Months Ended December 31		Years Ended December 31

(in thousands)	2022	2021	2022	2021

Average principal outstanding during period	$-	$-	$-	$19,506

Average effective interest rate during period	n.a.	n.a.	n.a.	1.17%

Total interest costs incurred during period	$-	$-	$-	$229

Costs related to undrawn credit facilities	1,311	1,328	5,262	5,313

Interest expense - lease liabilities	20	28	91	123

Letter of guarantee	46	152	233	152

Total finance costs	$1,377	$1,508	$5,586	$5,817

Income Tax Expense (Recovery)

Income tax recognized in net earnings is comprised of the following:

	Three Months Ended December 31		Years Ended December 31

(in thousands)	2022	2021	2022	2021

Current income tax expense (recovery)	$(3,367)	$(1,012)	$8,746	$(7,117)

Deferred income tax expense (recovery) related to:

Origination and reversal of temporary differences	2,388	47,922	$32,430	$65,866

Write down (reversal of write down) or recognition of prior period temporary differences	(11,391)	(46,225)	(40,667)	(59,018)

Total deferred income tax expense (recovery)	$(9,003)	$1,697	$(8,237)	$6,848

Total income tax expense (recovery) recognized in net earnings	$(12,370)	$685	$509	$(269)

Income tax recognized directly in equity1 is comprised of the following:

	Three Months Ended December 31		Years Ended December 31

(in thousands)	2022	2021	2022	2021

Current income tax expense (recovery)	$-	$(534)	$(5,932)	$(1,705)
Deferred income tax expense (recovery) related to:

Origination and reversal of temporary differences	-	534	$5,932	$1,705

Write down (reversal of write down) or recognition of prior period temporary differences	-	(974)	(4,143)	(1,811)

Total deferred income tax expense (recovery)	$-	$(440)	$1,789	$(106)

Total income tax expense (recovery) recognized in equity	$-	$(974)	$(4,143)	$(1,811)

1)

Income tax expense (recovery) in shareholders’ equity relates to share financing fees. Share financing fees are deducted over a five-year period for Canadian income tax purposes. For accounting purposes, share financing fees are charged directly to issued capital.

For the year ended December 31, 2022, current income tax expense in net earnings of $9 million was partially offset by a current income tax recovery of $6 million in the Statement of Shareholders’ Equity. The current income tax is primarily the result of income tax expense associated with the disposition of the Keno Hill PMPA, partially offset by the full utilization of $97 million of previously unrecognized non-capital loss carryforwards available to the Company.

WHEATON PRECIOUS METALS 2022 ANNUAL REPORT - MANAGEMENT DISCUSSION & ANALYSIS [28]

The movement in current income taxes payable for the year ended December 31, 2022 is as follows:

(in thousands)	Current Taxes Payable

Current taxes payable - December 31, 2021	$132
Current income tax expense - income statement	8,746
Current income tax recovery - shareholders’ equity	(5,932)
Income taxes paid	(171)
Foreign exchange adjustments	(12)

Current taxes payable - December 31, 2022	$2,763

Liquidity and Capital Resources1

As at December 31, 2022, the Company had cash and cash equivalents of $696 million (December 31, 2021 - $226 million) and no debt outstanding under its Revolving Facility (December 31, 2021 - $NIL).

A summary of the Company’s cash flow activity is as follows:

Three Months Ended December 31, 2022

Cash Flows From Operating Activities

During the three months ended December 31, 2022, the Company generated operating cash flows of $172 million, with the $23 million decrease relative to the comparable period of the prior year being attributable to the following factors:

Operating cash inflow for the three months ended December 31, 2021	$195,290

Variance attributable to revenue (see page 20):	$(42,146)
Decrease in accounts receivable	2,727
Total decrease to cash inflows attributable to sales	$(39,419)
Variance attributable to cost of sales, excluding depletion:
Sales volume	$6,620
Sales mix differences	1,152
Cost per ounce	(1,313)
Changes in working capital, excluding accounts receivable	5,729
Total decrease to cash outflows attributable to cost of sales	$12,188
Total decrease to net cash inflows attributable to gross margin	$(27,231)
Other variances:
General and administrative	(356)
Donation and community investment	325
Finance costs	(2)
Income taxes	198
Other	3,804
Total decrease to net cash inflows	$(23,262)

Operating cash inflow for the three months ended December 31, 2022	$172,028

Other Variance

The increase to cash inflows relative to Other during the period was due to amounts of interest earned on the Company’s cash deposits.

Cash Flows From Financing Activities

During the three months ended December 31, 2022, the Company had net cash outflows from financing activities of $58 million, which was primarily the result of the quarterly dividend payment totaling $60 million, partially offset by proceeds from the exercise of stock options in the amount of $3 million. During the three months ended December 31, 2021, the Company had net cash outflows from financing activities of $55 million, which was primarily the result of

[1]

Statements made in this section contain forward-looking information with respect to funding outstanding commitments and continuing to acquire accretive mineral stream interests and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2022 ANNUAL REPORT - MANAGEMENT DISCUSSION & ANALYSIS [29]

the quarterly dividend payment of $57 million, partially offset by proceeds from the exercise of stock options in the amount of $2 million.

Cash Flows From Investing Activities

During the three months ended December 31, 2022, the Company had net cash inflows from investing activities of $87 million, which was primarily the result of $132 million received relating to the disposal of the Yauliyacu PMPA partially offset by payments for the acquisitions of new PMPAs, including a $31 million payment to Sabina for the Goose PMPA and a $13 million payment to Adventus for the Curipamba PMPA. During the three months ended December 31, 2021, the Company had net cash outflows from investing activities of $286 million which was primarily the result of a payment of $300 million to New Gold for the Blackwater Gold PMPA and an additional deposit payment of $4 million to Hudbay for the Constancia PMPA related to the Pampacancha deposit, partially offset by $18 million received as proceeds on the disposal of long-term equity investments.

Year Ended December 31, 2022

Cash Flows From Operating Activities

During the year ended December 31, 2022, the Company generated operating cash flows of $743 million, with the $102 million decrease relative to the comparable period of the prior year being attributable to the following factors:

Operating cash inflow for the year ended December 31, 2021	$845,145
Variance attributable to revenue (see page 24):	$(136,612)
Decrease in accounts receivable	6,469

Total decrease to cash inflows attributable to sales	$(130,143)

Variance attributable to cost of sales, excluding depletion:
Sales volume	$17,416
Sales mix differences	485
Cost per ounce	2,426
Changes in working capital, excluding accounts receivable	6,348

Total decrease to cash outflows attributable to cost of sales	$26,675

Total decrease to net cash inflows attributable to gross margin	$(103,468)
Other variances:
General and administrative	(3,401)
Donation and community investment	605
Share based compensation - PSUs	(1,235)
Finance costs	136
Income taxes	108
Other	5,534
Total decrease to net cash inflows	$(101,721)

Operating cash inflow for the year ended December 31, 2022	$743,424

General and Administrative Variance

The increase to cash outflows relative to General and Administrative costs during the period was due to higher payments under the Company’s annual performance-based cash incentive plan.

Share Based Compensation Variance

The increase to cash outflows relative to Share Based Compensation costs during the period was due to higher payouts under the Company’s PSU plan, with the realized price on maturity being 25% higher in 2022 as compared to 2021.

Other Variance

The increase to cash inflows relative to Other during the period was due to amounts of interest earned on the Company’s cash deposits.

Cash Flows From Financing Activities

During the year ended December 31, 2022, the Company had net cash outflows from financing activities of $229 million, which was primarily the result of dividend payments totaling $237 million, partially offset by proceeds from the exercise of stock options in the amount of $10 million. During the year ended December 31, 2021, the Company had net cash outflows from financing activities of $408 million, which was primarily the result of repayments under the

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Company’s now fully repaid Revolving Facility in the amount of $195 million and dividend payments totaling $218 million, partially offset by proceeds from the exercise of stock options in the amount of $8 million.

Cash Flows From Investing Activities

During the year ended December 31, 2022, the Company had net cash outflows from investing activities of $44 million, which was primarily the result of (i) payments for the acquisition of new PMPAs, including payments totaling $31 million to Gen Mining for the Marathon PMPA, a $25 million payment to Rio2 for the Fenix PMPA, payments totaling $62 million payment to Sabina for the Goose PMPA, a $13 million payment to Adventus for the Curipamba PMPA and payments totaling $19 million to Aris Mining for the Marmato PMPA; (ii) a $2 million advance to Panoro in connection with the Cotabambas Early Deposit agreement; and (iii) payments totaling $23 million for the acquisition of long-term equity investments partially offset by $132 million received relating to the disposal of the Yauliyacu PMPA. During the year ended December 31, 2021, the Company had net cash outflows from investing activities of $404 million, which was primarily the result of (i) payments for the acquisition of new PMPAs, including a $150 million payment to Capstone for the acquisition of the Cozamin PMPA, a $34 million payment to Aris Gold representing the first installment for the acquisition of the Marmato PMPA, a $30 million payment to Capstone representing the first installment for the acquisition of the Santo Domingo PMPA, a $300 million payment to New Gold for the acquisition of the Blackwater Gold PMPA, a $4 million payment to Hudbay representing an additional payment for the Constancia PMPA related to the Pampacancha deposit and a $3 million payment to Alexco for the acquisition of the Brewery Creek Royalty; (ii) payments totaling $7 million for the acquisition of long-term equity investments; partially offset by (iii) $130 million received as proceeds on the disposal of long-term equity investments.

Conclusion

In the opinion of management, the $696 million of cash and cash equivalents as at December 31, 2022, combined with the liquidity provided by the available credit under the $2 billion Revolving Facility and ongoing operating cash flows positions the Company well to fund all outstanding commitments, as detailed on pages 32 and 33 of this MD&A, as well as providing flexibility to acquire additional accretive mineral stream interests.

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Contractual Obligations and Contingencies1

Mineral Stream Interests

The following table summarizes the Company’s commitments to make per-ounce cash payments for gold, silver, palladium and platinum and per pound cash payments for cobalt to which it has the contractual right pursuant to the PMPAs:

	Attributable Payable Production to be Purchased										Per Unit of Measurement Cash Payment [1]									Term of Agreement	Date of Original Contract
Mineral Stream Interests	Gold		Silver		Palladium		Cobalt		Platinum		Gold		Silver		Palladium	Cobalt		Platinum

Peñasquito	0%		25%		0%		0%		0%		n/a		$4.43		n/a	n/a		n/a		Life of Mine	24-Jul-07

Constancia	50%		100%		0%		0%		0%		$416	[2]	$6.14	[2]	n/a	n/a		n/a		Life of Mine	8-Aug-12

Salobo	75%		0%		0%		0%		0%		$420		n/a		n/a	n/a		n/a		Life of Mine	28-Feb-13

Sudbury	70%		0%		0%		0%		0%		$400		n/a		n/a	n/a		n/a		20 years	28-Feb-13

Antamina	0%		33.75%		0%		0%		0%		n/a		20%		n/a	n/a		n/a		Life of Mine	3-Nov-15

San Dimas	variable	[3]	0%	[3]	0%		0%		0%		$624		n/a		n/a	n/a		n/a		Life of Mine	10-May-18

Stillwater	100%		0%		4.5%	[4]	0%		0%		18%	[5]	n/a		18% [5]	n/a		n/a		Life of Mine	16-Jul-18

Voisey’s Bay	0%		0%		0%		42.4%	[6]	0%		n/a		n/a		n/a	18%	[7]	n/a		Life of Mine	11-Jun-18

Marathon	100%	[8]	0%		0%		0%		22%	[8]	18%	[5]	n/a		n/a	n/a		18%	[5]	Life of Mine	26-Jan-22

Other

Los Filos	0%		100%		0%		0%		0%		n/a		$4.60		n/a	n/a		n/a		25 years	15-Oct-04

Zinkgruvan	0%		100%		0%		0%		0%		n/a		$4.60		n/a	n/a		n/a		Life of Mine	8-Dec-04

Stratoni	0%		100%		0%		0%		0%		n/a		$11.54		n/a	n/a		n/a		Life of Mine	23-Apr-07

Neves-Corvo	0%		100%		0%		0%		0%		n/a		$4.42		n/a	n/a		n/a		50 years	5-Jun-07

Aljustrel	0%		100%	[9]	0%		0%		0%		n/a		50%		n/a	n/a		n/a		50 years	5-Jun-07

Minto	100%	[10]	100%		0%		0%		0%		65%	[11]	$4.39	[11]	n/a	n/a		n/a		Life of Mine	20-Nov-08

Pascua-Lama	0%		25%		0%		0%		0%		n/a		$3.90		n/a	n/a		n/a		Life of Mine	8-Sep-09

Copper World ¹²	100%		100%		0%		0%		0%		$450		$3.90		n/a	n/a		n/a		Life of Mine	10-Feb-10

Loma de La Plata	0%		12.5%		0%		0%		0%		n/a		$4.00		n/a	n/a		n/a		Life of Mine	n/a ¹³

Marmato	10.5%	[14]	100%	[14]	0%		0%		0%		18%	[15]	18%	[15]	n/a	n/a		n/a		Life of Mine	5-Nov-20

Cozamin	0%		50%	[16]	0%		0%		0%		n/a		10%		n/a	n/a		n/a		Life of Mine	11-Dec-20

Santo Domingo	100%	[17]	0%		0%		0%		0%		18%	[5]	n/a		n/a	n/a		n/a		Life of Mine	24-Mar-21

Fenix	6%	[18]	0%		0%		0%		0%		18%	[5]	n/a		n/a	n/a		n/a		Life of Mine	15-Nov-21

Blackwater	8%	[19]	50%	[19]	0%		0%		0%		35%		18%	[5]	n/a	n/a		n/a		Life of Mine	13-Dec-21

Curipamba	50%	[20]	75%	[20]	0%		0%		0%		18%	[5]	18%	[5]	n/a	n/a		n/a		Life of Mine	17-Jan-22

Goose	4.15%	[21]	0%		0%		0%		0%		18%	[5]	n/a		n/a	n/a		n/a		Life of Mine	8-Feb-22

Early Deposit

Toroparu	10%		50%		0%		0%		0%		$400		$3.90		n/a	n/a		n/a		Life of Mine	11-Nov-13

Cotabambas	25%	[22]	100%	[22]	0%		0%		0%		$450		$5.90		n/a	n/a		n/a		Life of Mine	21-Mar-16

Kutcho	100%		100%		0%		0%		0%		20%		20%		n/a	n/a		n/a		Life of Mine	14-Dec-17

1)

The production payment is measured as either a fixed amount per unit of metal delivered, or as a percentage of the spot price of the underlying metal on the date of delivery. Contracts where the payment is a fixed amount per unit of metal delivered are subject to an annual inflationary increase, with the exception of Loma de La Plata and Sudbury. Additionally, should the prevailing market price for the applicable metal be lower than this fixed amount, the per unit cash payment will be reduced to the prevailing market price, subject to an annual inflationary factor.

2)	Subject to an increase to $9.90 per ounce of silver and $550 per ounce of gold after the initial 40-year term.
3)

Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated. Currently, the fixed gold to silver exchange ratio is 70:1.

4)

The Company is committed to purchase 4.5% of Stillwater palladium production until 375,000 ounces are delivered to the Company, thereafter 2.25% of Stillwater palladium production until 550,000 ounces are delivered to the Company and 1% of Stillwater palladium production thereafter for the life of mine.

5)	To be increased to 22% once the market value of metal delivered to Wheaton, net of the per ounce cash payment, exceeds the initial upfront cash deposit.
6)	Once the Company has received 31 million pounds of cobalt, the Company’s attributable cobalt production will be reduced to 21.2%.
7)

To be increased to 22% once the market value of cobalt delivered to Wheaton, net of the per pound cash payment, exceeds the initial upfront cash deposit. Additionally, on each sale of cobalt, the Company is committed to pay a variable commission depending on the market price of cobalt.

8)	Once the Company has received 150,000 ounces of gold and 120,000 ounces of platinum under the Marathon PMPA, the attributable gold and platinum production will be reduced to 67% and 15%, respectively.
9)	Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.
10)	The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
11)

Effective January 12, 2023, the cash payment per ounce of gold and silver delivered was at 90% of the spot price until February 28, 2023. The parties are currently in discussions in connection with a possible restructuring of the Minto PMPA and as a result, the cash payment per ounce of gold delivered will be maintained at 90% during the negotiation period, with the production payment for silver reverting to the price under the existing Minto PMPA. In the event that the parties are unable to agree to terms for the restructuring, the production payment for gold will remain as set out in the existing Minto PMPA, being 65% of spot price of gold.

12)	Copper World Complex (formerly referred to as Rosemont in this MD&A).

[1]

Statements made in this section contain forward-looking information and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

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13)	Terms of the agreement not yet finalized.
14)

Once Wheaton has received 310,000 ounces of gold and 2.15 million ounces of silver under the Marmato PMPA the Company’s attributable gold and silver production will be reduced to 5.25% and 50%, respectively.

15)	To be increased to 22% of the spot price once the market value of gold and silver delivered to the Company, net of the per ounce cash payment, exceeds the initial upfront cash deposit.
16)	Once Wheaton has received 10 million ounces under the Cozamin PMPA, the Company’s attributable silver production will be reduced to 33% of silver production for the life of the mine.
17)	Once the Company has received 285,000 ounces of gold under the Santo Domingo PMPA, the Company’s attributable gold production will be reduced to 67%.
18)

Once the Company has received 90,000 ounces of gold under the Fenix PMPA, the Company attributable gold production will be reduced to 4% until 140,000 ounces have been delivered, after which the stream drops to 3.5%.

19)

Once the Company has received 279,908 ounces of gold under the Blackwater gold PMPA, the attributable gold production will be reduced to 4%. Once the Company has received 17.8 million ounces of silver under the Blackwater silver PMPA, the attributable silver production will be reduced to 33%.

20)

Once the Company has received 145,000 ounces of gold under the Curipamba PMPA, the attributable gold production will be reduced to 33%, and once the Company has received 4.6 million ounces of silver, the attributable silver production will be reduced to 50%.

21)

The Company is committed to purchase 4.15% of Goose gold production until 130,000 ounces are delivered to the Company, thereafter 2.15% of Goose gold production until 200,000 ounces are delivered to the Company and 1.5% of Goose gold production thereafter for the life of mine.

22)

Once 90 million silver equivalent ounces attributable to Wheaton have been produced under the Cotabambas PMPA, the attributable production will decrease to 16.67% of gold production and 66.67% of silver production for the life of mine.

Other Contractual Obligations and Contingencies

	Projected Payment Dates [1]
(in thousands)	2023	2024 - 2025	2026 - 2027	After 2027	Total

Payments for mineral stream interests

Copper World [2]	$-	$-	$-	$231,150	$231,150

Loma de La Plata	-	-	-	32,400	32,400

Marmato	76,000	46,000	-	-	122,000

Santo Domingo	-	260,000	-	-	260,000

Salobo [3]	552,000	-	-	-	552,000

Fenix Gold	-	-	-	25,000	25,000

Blackwater	70,500	70,500	-	-	141,000

Marathon	59,061	88,591	-	-	147,652

Curipamba	30,375	131,625	-	-	162,000

Goose	62,500	-	-	-	62,500

Payments for early deposit mineral stream interest

Toroparu	-	138,000	-	-	138,000

Cotabambas	1,000	-	-	126,000	127,000

Kutcho	-	29,000	29,000	-	58,000

Leases liabilities	876	1,178	-	-	2,054

Total contractual obligations	$852,312	$764,894	$29,000	$414,550	$2,060,756

1)	Projected payment date based on management estimate. Dates may be updated in the future as additional information is received.
2)	Copper World Complex (formerly referred to as Rosemont in this MD&A). Figure includes contingent transaction costs of $1 million.
3)

As more fully explained on the following page, assuming the Salobo III expansion project results in throughput being expanded beyond 35 Mtpa by January 1, 2024, the Company would expect to pay an expansion payment of $552 million.

Copper World Complex

The Company is committed to pay Hudbay total upfront cash payments of $230 million in two installments, with the first $50 million being advanced upon Hudbay’s receipt of permitting for the Copper World Complex (formerly referred to as Rosemont in this MD&A) and other customary conditions and the balance of $180 million being advanced once project costs incurred on the Copper World Complex exceed $98 million and certain other customary conditions. Under the Copper World Complex PMPA, the Company is permitted to elect to pay the deposit in cash or the delivery of common shares. Additionally, the Company will be entitled to certain delay payments, including where construction ceases in any material respect, or if completion is not achieved within agreed upon timelines. Hudbay and certain affiliates have provided the Company with a corporate guarantee and other security.

As per Hudbay’s press release of May 12, 2022, the Ninth Circuit affirmed the U.S. District Court for Arizona’s previous decision to vacate and remand the Final Record of Decision for the Rosemont deposit within the Copper World Complex in Arizona. This decision does not impact the development of deposits within the Copper World Complex on private lands.

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Loma de La Plata

Under the terms of the Loma de La Plata PMPA, the Company is committed to pay Pan American Silver Corp. (“PAAS”) total upfront cash payments of $32 million following the satisfaction of certain conditions, including PAAS receiving all necessary permits to proceed with the mine construction and the Company finalizing the definitive terms of the PMPA.

Marmato

Under the terms of the Marmato PMPA, the Company is committed to pay Aris Mining total upfront cash payments of $110 million. Of this amount, $34 million was paid on April 15, 2021; $4 million was paid on February 28, 2022; and the remaining amount is payable during the construction of the Marmato Lower Mine development portion of the Marmato mine, subject to customary conditions. Under the amended terms of the Marmato PMPA, the Company is committed to pay Aris Mining additional upfront cash consideration of $65 million, $15 million of which was paid to Aris Mining on April 11, 2022 and the remaining $50 million is payable during the construction and development of the Lower Mine.

Santo Domingo

Under the terms of the Santo Domingo PMPA, the Company is committed to pay Capstone total upfront cash payments of $290 million, $30 million of which was paid on April 21, 2021 and the remaining portion of which is payable during the construction of the Santo Domingo project, subject to customary conditions being satisfied, including Capstone attaining sufficient financing to cover total expected capital expenditures.

Salobo

The Salobo mine historically had a mill throughput capacity of 24 Mtpa. In October 2018, Vale’s Board of Directors approved the investment in the Salobo Expansion, which is proposed to include a third concentrator line and will use Salobo’s existing infrastructure. Vale reports the Salobo Expansion successfully commenced at the end of 2022. The project consists of two lines, which will increase the mill throughput by 50%, the first of which started up in the fourth quarter of 2022 and the second expected to start in the first quarter of 2023.

Subsequent to year end, Wheaton and Vale agreed to amend the Salobo PMPA (“Amended Salobo PMPA”) to adjust the expansion payment terms. If actual throughput is expanded above 32 Mtpa by January 1, 2031, then under the terms of the Amended Salobo PMPA, Wheaton will be required to make additional set payments to Vale based on the size of the expansion and the timing of completion. The set payments range from a total of $283 million if throughput is expanded beyond 32 Mtpa by January 1, 2031, to up to $552 million if throughput is expanded beyond 35 Mtpa by January 1, 2024. In addition, Wheaton will be required to make annual payments of between $5.1 million to $8.5 million for a 10-year period following payment of the expansion payments if the Salobo mine implements a high-grade mine plan.

Fenix

Under the terms of the Fenix PMPA, the Company is committed to pay total cash consideration of $50 million, of which $25 million was paid on March 25, 2022. The remaining $25 million is payable subject to Rio2’s receipt of its Environmental Impact Assessment for the Fenix Project, and certain other conditions.

On June 28, 2022, Rio2 provided an update on the Fenix Gold environmental assessment process. The Environmental Assessment Service (“SEA”) published the Consolidation Evaluation Report with the recommendation to reject the EIA as it has been alleged that Rio2 has not provided enough information during the evaluation process to eliminate adverse impacts over the chinchilla, guanaco, and vicuña. On July 5, 2022, Rio2 announced that the Regional Evaluation Commission has voted to not approve the EIA. On September 7, 2022, Rio2 announced that on review of the Environmental Qualification Resolution (“RCA”), Rio2 identified numerous discrepancies with factual and procedural matters in the RCA and Rio2 has filed an administrative appeal on August 31, 2022. In parallel with the administrative appeal process, Rio2 indicate that they will work closely with regional authorities to address any remaining concerns. On September 7, 2022, Rio2 stated that the estimated timing for obtaining EIA approval is approximately one and a half to two years.

The Company’s management has determined that no indicator of impairment existed as of the balance sheet date and will continue to monitor Rio2’s response to the Regional Evaluation Commission decision.

Blackwater

Under the terms of the Blackwater Silver PMPA, the Company is committed to pay total upfront consideration of $141 million, which is payable in four equal installments during the construction of the Blackwater Project, subject to customary conditions being satisfied.

Marathon

Under the terms of the Marathon PMPA, the Company is committed to pay total upfront cash consideration of $178 million (Cdn$240 million), $16 million (Cdn$20 million) of which was paid on March 31, 2022 and $15 million (Cdn$20 million)

WHEATON PRECIOUS METALS 2022 ANNUAL REPORT - MANAGEMENT DISCUSSION & ANALYSIS [34]

was paid on September 7, 2022. The remainder is to be paid in four staged installments during construction, subject to various customary conditions being satisfied.

Curipamba

Under the terms of the Curipamba PMPA, the Company is committed to pay total upfront cash consideration of $175.5 million, $13 million of which is available pre-construction and $500,000 of which will be paid to support certain local community development initiatives around the Curipamba Project. The initial payment of $13 million was paid on December 6, 2022. The remainder will be payable in four staged installments during construction, subject to various customary conditions being satisfied.

Goose

Under the terms of the Goose PMPA, the Company is committed to pay total upfront cash consideration of $125 million in four equal installments during construction of the Goose Project, subject to customary conditions. The initial payment of $31.25 million was paid on September 28, 2022 and the second installment of $31.25 million was paid on December 6, 2022.

Toroparu

Under the terms of the Toroparu Early Deposit Agreement, the Company is committed to pay a subsidiary of Aris Mining, an additional $138 million, payable on an installment basis to partially fund construction of the mine. Aris Mining is to deliver certain feasibility documentation. Prior to the delivery of this feasibility documentation, Wheaton may elect to (i) not proceed with the agreement or (ii) not pay the balance of the upfront consideration and reduce the gold stream percentage from 10% to 0.909% and the silver stream percentage from 50% to nil. If option (i) is chosen, Wheaton will be entitled to a return of the amounts advanced less $2 million. If Wheaton elects option (ii), Aris Mining may elect to terminate the agreement and Wheaton will be entitled to a return of the amount of the deposit already advanced less $2 million.

Cotabambas

Under the terms of the Cotabambas Early Deposit Agreement, the Company is committed to pay Panoro a total cash consideration of $140 million, of which $13 million has been paid to date. Once certain conditions have been met, the Company will advance an additional $1 million to Panoro. Following the delivery of a bankable definitive feasibility study, environmental study and impact assessment, and other related documents (collectively, the “Cotabambas Feasibility Documentation”), and receipt of permits and construction commencing, the Company may then advance the remaining deposit or elect to terminate the Cotabambas Early Deposit Agreement. If the Company elects to terminate, the Company will be entitled to a return of the portion of the amounts advanced less $2 million payable upon certain triggering events occurring.

Kutcho

Under the terms of the Kutcho Early Deposit Agreement, the Company is committed to pay Kutcho a total cash consideration of $65 million, of which $7 million has been paid to date. The remaining $58 million will be advanced on an installment basis to partially fund construction of the mine once certain conditions have been satisfied.

Taxes - Canada Revenue Agency – 2013 to 2016 Taxation Years - Domestic Reassessments1

The Company received Notices of Reassessment in 2018, 2019, and 2022 for the 2013 to 2016 taxation years in which the Canada Revenue Agency (“CRA”) is seeking to change the timing of the deduction of upfront payments with respect to the Company’s PMPAs relating to Canadian mining assets, so that the cost of precious metal acquired under these Canadian PMPAs is equal to the cash cost paid on delivery plus an amortized amount of the upfront payment determined on a units-of-production basis over the estimated recoverable reserves, and where applicable, resources and exploration potential at the respective mine (the “Domestic Reassessments”).

In total, the Company expects the Domestic Reassessments to have assessed tax, interest and other penalties of approximately $2 million.

Management believes the Company’s position, as reflected in its filed Canadian income tax returns and consistent with the terms of the PMPAs, that the cost of the precious metal acquired under the Canadian PMPAs is equal to the market value while a deposit is outstanding, and the cash cost thereafter, is correct. The Company has filed Notices of Objection and paid 50% of the disputed amounts in order to challenge the Domestic Reassessments.

Tax Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including audits and disputes.

[1]

The assessment by management of the expected impact of the Domestic Reassessments on the Company is “forward-looking information”. Please see “Cautionary Note Regarding Forward-Looking Statements” in the MD&A for material risks, assumptions and important disclosure associated with this information.

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Under the terms of the settlement with the CRA of the transfer pricing dispute relating to the 2005 to 2010 taxation years (the “CRA Settlement”), income earned outside of Canada by the Company’s foreign subsidiaries will not be subject to tax in Canada under transfer pricing rules. The CRA Settlement principles apply to all taxation years after 2010 subject to there being no material change in facts or change in law or jurisprudence. The CRA is not restricted under the terms of the CRA Settlement from issuing reassessments on some basis other than transfer pricing which could result in some or all of the income of the Company’s foreign subsidiaries being subject to tax in Canada.

It is not known or determinable by the Company when the currently ongoing audits by CRA of international and domestic transactions will be completed, or whether reassessments will be issued, or the basis, quantum or timing of any such potential reassessments, and it is therefore not practicable for the Company to estimate the financial effect, if any, of those ongoing audits.

From time to time there may also be proposed legislative changes to law or outstanding legal actions that may have an impact on the current or prior periods, the outcome, applicability and impact of which is also not known or determinable by the Company.

General

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations. In the event that the Company’s estimate of the future resolution of any of the foregoing matters changes, the Company will recognize the effects of the change in its consolidated financial statements in the appropriate period relative to when such change occurs.

Share Capital

During the year ended December 31, 2022, the Company received proceeds of $11 million from the exercise of 493,129 share purchase options at a weighted average exercise price of Cdn$28.76 per option. During the year ended December 31, 2021, the Company received proceeds of $8 million from the exercise of 398,880 share purchase options at a weighted average exercise price of Cdn$24.96 per option.

During the year ended December 31, 2022, the Company released 87,838 RSUs, as compared to 116,880 RSUs during the comparable period of the previous year.

The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares. During the three months ended December 31, 2022, there were 192,351 common shares issued under the DRIP (twelve months - 873,607). During the three months ended December 31, 2021, there were 254,600 common shares issued under the DRIP (twelve months - 889,798).

As of March 9, 2023, there were 452,318,526 outstanding common shares, 1,477,000 share purchase options and 349,916 restricted share units. The 10,000,000 share purchase warrants expired on February 28, 2023 unexercised.

At the Market Equity Program

The Company has established an at-the-market equity program (the “ATM Program”) that allows the Company to issue up to $300 million worth of common shares from treasury (“Common Shares”) to the public from time to time at the Company’s discretion and subject to regulatory requirements. The ATM Program will be effective until the date that all Common Shares available for issue under the ATM Program have been issued or the ATM Program is terminated prior to such date by the Company or the agents.

Wheaton intends that the net proceeds from the ATM Program, if any, will be available as one potential source of funding for stream acquisitions and/or other general corporate purposes including the repayment of indebtedness. As at December 31, 2022, the Company has not issued any shares under the ATM program.

Financial Instruments

The Company owns equity interests in several companies as long-term investments (see page 10 of this MD&A) and therefore is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

In order to mitigate the effect of short-term volatility in gold, silver and palladium prices, the Company will occasionally enter into forward contracts in relation to gold, silver and palladium deliveries that it is highly confident will occur within a given quarter. The Company does not hedge its long-term exposure to commodity prices. The Company has not used derivative financial instruments to manage the risks associated with its operations and therefore, in the normal course of business, it is inherently exposed to currency, interest rate and commodity price fluctuations.

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Risks and Uncertainties

The primary risk factors affecting the Company are set forth below. For discussion of additional risk factors, please refer to the Company’s Annual Information Form, which is available on the Company’s website, www.wheatonpm.com, and on SEDAR, www.sedar.com, or is available upon request from the Company. The “Mining Operations” consist of all of the mineral stream interests currently owned by the Company.

Commodity Prices and Markets: Changes in the market price of commodities that we purchase under our PMPAs and in the commodities markets will affect the our profitability

The price of the common shares and the Company’s financial results may be significantly and adversely affected by a decline in the price of precious metals and cobalt. The price of precious metals and cobalt fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company’s control, including, but not limited to, the sale or purchase of precious metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major precious metals and cobalt producing countries throughout the world. The precious metals and cobalt markets tend to be cyclical, and a general downturn could result in a significant decrease in the Company’s revenue. Any such price decline may have a material adverse effect on the Company.

The profitability of Wheaton’s interests under the PMPAs is directly related to the market price of precious metals and cobalt. The Company’s revenue is sensitive to changes in the price of precious metals and cobalt and the overall condition of the precious metal and cobalt mining industry and markets, as it derives all of its revenue from precious metals and cobalt streams. If Wheaton is unable to sell precious metals or cobalt production as a result of a reduction in, or an absence of, demand for precious metals or cobalt, there could be a significant decrease in the Company’s revenue which may have a material adverse effect on the Company or result in the Company not generating positive cash flow or earnings.

In the event that the prevailing market price of precious metals and cobalt is at or below the price at which the Company can purchase such commodities pursuant to the terms of the PMPAs associated with its precious metals and cobalt interests, the Company will not generate positive cash flow or earnings, which could have a material adverse effect on the Company.

Precious metals and cobalt are by-product metals at all of the Mining Operations, other than silver at the Loma de La Plata zone of the Navidad project, gold at the Toroparu project, Marmato mine, Fenix project, Blackwater Project and Goose Project, and palladium at the Stillwater mines, and therefore, the economic cut off applied to the reporting of precious metals and cobalt reserves and resources will be influenced by changes in the commodity prices of other metals at the mines.

Risks Relating to the Mining Operations

To the extent that they relate to the production of precious metals or cobalt from, or the continued operation of, the Mining Operations, the Company will be subject to the risk factors applicable to the operators of such mines or projects, as more fully described in the Company’s Annual Information Form.

No Control Over Mining Operations: The Company has no direct involvement in the operation of the Mining Operations and as a result the activities of third-party operators at these Mining Operations could negatively affect the cash flows generated by the Company

The Company has agreed to purchase a certain percentage of the gold, silver, palladium and/or cobalt produced by the Mining Operations. The Company is not directly involved in the ownership or operation of mines and has no contractual rights relating to the operation of the Mining Operations. The owners and operators will generally have the power to determine the manner in which the relevant properties subject to the asset portfolio are exploited, including decisions to expand, advance, continue, reduce, suspend or discontinue production from a property and decisions about the marketing of products extracted from the property. The interests of the Company and the operators of the relevant properties may not always be aligned. As a result, the cash flows of the Company are dependent upon the activities of third parties, which creates the risk that at any time those third parties may: (i) have business interests or targets that are inconsistent with those of the Company, (ii) take action contrary to the Company’s policies or objectives, (iii) be unable or unwilling to fulfill their obligations under their agreements with the Company, or (iv) experience financial, operational or other difficulties, including insolvency, which could limit or suspend a third-party’s ability to perform its obligations under the PMPAs. At any time, any of the operators of the Mining Operations may decide to suspend or discontinue operations, including if the costs to operate the mine, or observe the obligations of the PMPA, exceed the revenues from operations.

The ability for the operators of the Mining Operations to act in their sole discretion could therefore have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows.

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Except in limited circumstances, the Company will not be entitled to any material compensation if such operations do not meet their forecasted precious metals or cobalt production targets in any specified period or if the operations shut down, suspend or discontinue on a temporary or permanent basis. There can be no assurance that the precious metals or cobalt production from such properties will ultimately meet forecasts or targets. In addition, payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues. The PMPA payments are calculated by the operators based on reported production and calculations of the Company’s payments are subject to, and dependent upon, the adequacy and accuracy of the operators’ production and accounting functions. Failure to receive payments under the PMPAs to which the Company is entitled may have a material adverse effect on the Company. In addition, the Company must rely on the accuracy and timeliness of the public disclosure and other information it receives from the owners and operators of the Mining Operations, and uses such information, including production estimates, in its analyses, forecasts and assessments relating to its own business. If the information provided by such third parties to the Company contains material inaccuracies or omissions, the Company’s ability to accurately forecast or achieve its stated objectives may be materially impaired.

Taxes: New or changed tax legislation, or changes to the interpretation of existing tax legislation or jurisprudence, could impact the profitability of the Company

The majority of the Company’s income generating activities is conducted by its 100% owned subsidiary, Wheaton Precious Metals International Ltd., which operates in the Cayman Islands and is not subject to tax.

The introduction of new tax laws, regulations or rules, or changes to, or differing interpretation of, or application of, or court decisions in respect of, existing tax laws, regulations or rules in Canada, the Cayman Islands, Barbados, Luxembourg, the Netherlands or any of the countries in which the Company’s subsidiaries or the Mining Operations are located, or to which deliveries of precious metals, precious metals credits or cobalt are made, could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions.

On December 20, 2021, the Organisation for Economic Co-operation and Development (“OECD”) issued model rules for the Pillar Two initiative (“Pillar Two”) which provided a framework for the imposition, by individual countries, of a 15% global minimum tax on the adjusted financial statement income of large multinational companies, such as the Company. On April 7, 2022, as part of the Canadian Federal Budget, the Canadian federal government confirmed its commitment to implementing in 2023 a 15% global minimum tax in line with Pillar Two, which would seek to apply a 15% minimum tax on the Company’s non-Canadian subsidiaries. If legislation is released in a jurisdiction in which the Company operates, then management can fully evaluate the impact to the Company. Nevertheless, while awaiting legislation, the Company continues to evaluate the OECD model rules, guidance and clarifications as published. If such rules are enacted in a jurisdiction in which the Company operates, it could materially increase the amount of taxes the Company owes thereby negatively affecting the results of operations and cash flows from operations.

No assurance can be given that new tax laws, regulations or rules will not be enacted or that existing tax laws, regulations or rules will not be changed, interpreted, applied or decided upon in a manner which could result in the Company’s profits being subject to additional taxation or which could otherwise have a material adverse effect on the Company or the price of the Common Shares.

Under the terms of the CRA Settlement, income earned outside of Canada by the Company’s foreign subsidiaries will not be subject to income tax in Canada under transfer pricing rules. The CRA Settlement principles apply to all taxation years after 2010 subject to there being no material change in facts or change in law or jurisprudence.

It is not known or determinable by the Company when any ongoing audits by CRA of international and domestic transactions will be completed, or whether reassessments will be issued, or the basis, quantum or timing of any such potential reassessments, and it is therefore not practicable for the Company to estimate the financial effect, if any, of any ongoing audits.

Counterparty Credit and Liquidity: The inability of the Company’s counterparties to perform their obligations under agreements with the Company or the inability of the Company to meet operating expenditure requirements could adversely impact the Company’s cash flows

The Company is exposed to counterparty risks and liquidity risks including, but not limited to: (i) through the companies with which the Company has PMPAs which may experience financial, operational or other difficulties, including insolvency, which could limit or suspend those companies’ ability to perform their obligations under those PMPAs; (ii) through the companies with which the Company has advanced funds in exchange for convertible notes receivable; (iii) through financial institutions that hold the Company’s cash and cash equivalents; (iv) through companies that have payables to the Company, including concentrate customers; (v) through the Company’s insurance providers; (vi) through companies that owe a refund of the Refundable Deposit under the terms of the respective PMPA; and (vii) through the Company’s lenders. The Company is also exposed to liquidity risks in meeting its operating expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of the Company to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to the Company. If these risks materialize, the Company’s

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operations could be adversely impacted and the trading price of the Company’s securities could be adversely affected.

In the event that a counterparty with which the Company has a PMPA were to experience financial, operational or other difficulties (such as Vale in connection with the Brumadinho Incident as discussed on page 40 of this MD&A or a counterparty that is unable to favourably resolve the application of new or existing tax laws, regulations or rules or any tax audits or disputes), then that counterparty may (i) be unable to deliver some or all of the precious metals or cobalt due under the applicable PMPA with that counterparty; (ii) otherwise default in its obligations under that PMPA; (iii) cease operations at one or more mines that are the subject of that PMPA; or (iv) become insolvent. As a result, any of these or other adverse financial or operational consequences on a counterparty may also have a material adverse effect on Wheaton’s business, financial condition, results of operations and cash flows. In addition, there is no assurance that Wheaton will be successful in enforcing its rights under any security or guarantees provided to Wheaton.

In addition, parties to contracts do not always honour contractual terms and contracts themselves may be subject to interpretation or technical defects. To the extent counterparties with which the Company has PMPAs do not abide by their contractual obligations, the Company would be forced to take legal action to enforce its contractual rights. Such litigation may be time consuming and costly and there is no guarantee of success. Any pending proceedings or actions or any decisions determined adversely may have a material and adverse effect on Wheaton’s business, financial condition, results of operations and cash flows.

San Dimas - Mexican Tax Dispute

In February 2016, Primero Mining Corp. (“Primero”) announced that its Mexican subsidiary, Primero Empresa Minera S.A. de C.V. (“PEM”), received a legal claim from the Mexican tax authorities, Servicio de Administración Tributaria (“SAT”), seeking to nullify the Advance Pricing Agreement issued by SAT in 2012 (“2012 APA”). The 2012 APA confirmed PEM’s ability to pay taxes in Mexico on the sale of silver on actual prices realized by its Mexican subsidiary in connection with silver sales under the San Dimas SPA for the tax years 2010 through 2014.

As disclosed by First Majestic in their MD&A for the period ended December 31, 2022, in 2019 the SAT issued reassessments for the 2010 to 2012 tax years in the amount of $253.4 million inclusive of interest, inflation, and penalties. In 2021, the SAT also issued a reassessment against PEM for the 2013 tax year in the total amount of $139.7 million. The major items in the reassessments include determination of revenue based on silver spot market prices, denial of the deductibility of interest expense and service fees, SAT technical error related to double counting of taxes, and interest and penalties.

First Majestic indicates in its MD&A for the period ended December 31, 2022, that it continues to defend the APA in the Mexican legal proceedings, and also requested resolution of the transfer price dispute pursuant to the Mutual Agreement Procedure (“MAP”), under the relevant avoidance of double taxation treaties, between the competent tax authorities of Mexico, Canada, Luxembourg and Barbados.

First Majestic also indicates that SAT has frozen a PEM bank account with cumulative funds of $79.1 million, as a guarantee against certain disputed tax assessments, with these balances consisting of VAT refunds that PEM received which were previously withheld by the tax authority.

First Majestic has indicated that it continues to pursue all available domestic and international remedies under the laws of Mexico and under the relevant tax treaties. In September 2020, First Majestic was served with a decision made by the Mexican Federal Tax Court on Administrative Matters (“Federal Court”) to nullify the APA granted to PEM. The Federal Court’s decision directs SAT to re-examine the evidence and basis for the issuance of the APA with retroactive effect, for the following key reasons:

(i)	SAT’s errors in analyzing PEM’s request for the APA and the evidence provided in support of the request; and
(ii)	SAT’s failure to request from PEM certain additional information before issuing the APA.

First Majestic states that they filed an appeal of the decision to the Mexican Circuit Courts on November 30, 2020. Since two writs of certiorari were filed before the Mexican Supreme Court of Justice, on April 15, 2021, the Plenary of the Supreme Court i) admitted one of those writs, ii) requested the Circuit Court to send the appeal file and iii) assigned such writ to the Second Chamber of the Supreme Court for issuing the corresponding decision. Both writs of certiorari were withdrawn in December 2022. The challenge filed by First Majestic has been returned to the Mexican Circuit Courts and a decision may be issued within the first quarter of 2023.

First Majestic, in addition to challenging the SAT’s actions in the Mexican courts, is also pursuing resolution of its dispute through Mexico’s Federal Taxpayer Defense Attorney’s Office (known as “PRODECON”).

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On March 2, 2021, First Majestic announced that it has submitted a Request for Arbitration to the International Centre for Settlement of Investment Disputes, on its own behalf and on behalf of PEM, based on Chapter 11 of the North American Free Trade Agreement.

First Majestic indicates that if the SAT is successful in retroactively nullifying the APA and enforcing reassessments, it would likely have a material adverse effect on First Majestic’s results of operations, financial condition and cash flows. PEM would have rights of appeal in connection with any reassessments. First Majestic states that they continue to believe PEM’s filings were appropriate and continue to believe its tax filing position based upon the APA is correct. However, they note that should PEM ultimately be required to pay tax on its silver revenues based on market prices without any mitigating adjustments, the incremental income tax for the years 2010-2019 would be approximately $257.3 million, before interest or penalties.

To the extent that First Majestic is not able to defend the validity of the 2012 APA or the SAT determines that the appropriate price to tax sales under the former San Dimas SPA or the new San Dimas PMPA is significantly different from the actual realized prices thereunder, it may have an adverse impact on First Majestic’s business, financial condition or results of operations. If the Company was unable to purchase any further gold under the San Dimas PMPA, it may have a material adverse effect on Wheaton’s business, financial condition, results of operation and cash flows. In addition, should this occur, there is no assurance that Wheaton would be successful in enforcing its rights under the security interest granted by First Majestic or its other remedies under the San Dimas PMPA.

Vale - Brumadinho Incident

On January 25, 2019, Vale’s mining operations in Brumadinho, Minas Gerais, Brazil experienced a significant breach and failure of a retaining dam around the tailings disposal area (the “Brumadinho Incident”). On January 25, 2019, Vale’s mining operations in Brumadinho, Minas Gerais, Brazil experienced a significant breach and failure of a retaining dam around the tailings disposal area (the “Brumadinho Incident”). Vale reported that in December 2021, Vale and Xikrin do Cateté Indigenous community signed an extrajudicial agreement for social and economic compensation to these communities. The agreement with Xikrin do Cateté was ratified by the Court of Marabá and it is in a regular execution with the transfer of funds by Vale (BLR 1.3M/M) and application by the indigenous community. The Xikrin Trincheira Bacajá Indigenous Community presented a request for clarification against the decision that extinguished the action in relation to this community, alleging that the closing of the case disagreed with the legal and procedural provisions applied to the case. The Public Prosecutor’s Office presented a request for clarification to the Court of Marabá regarding the non-analysis of the request for the conviction of Vale and Salobo Metais to execute a “Degraded Area Recovery Program”, since it was a request that was not the subject of the agreement signed between Vale and the Xikrin do Cateté Indigenous Community. Vale awaits to be subpoenaed from the Court of Marabá to present the counterarguments to the requests for clarifications made by the Xikrin Trincheira Bacajá Indigenous Community and the Public Prosecutor, reaffirming the regularity of the agreement entered; the inexistence of impacts from the Salobo mine undertaking on the Xikrin Trincheira Bacajá Indigenous Community and the inexistence of mandatory implementation of the reparation program indicated by the Public Prosecutor due to the non-existence of the alleged damage. In August 2022, the Xikrin Indigenous Community of TI Bacajá filed an appeal against the decision, not agreeing with the terms presented by the judge. Vale is summoned to present its counterarguments, reiterating the terms and theses already presented in the defense. While the Brumadinho Incident did not occur at any mine that is the subject of the Company’s PMPAs, the consequences of the Brumadinho Incident for Vale may have an impact on the Company’s business, financial condition and results of operations.

Mine Operator and Counterparty Concentration: If mine operators or counterparties are unwilling or unable to fulfill their obligations to the Company, the Company’s cash flows could be adversely impacted

Precious metals and cobalt purchases under certain of Wheaton’s PMPAs are subject to both mine operator concentration risk and counterparty concentration risk, including as follows:

•

The counterparty obligations under the Salobo, Sudbury and Voisey’s Bay PMPAs are guaranteed by the parent company Vale. Total revenues relative to Vale during the year ended December 31, 2022 were 35% of the Company’s total revenue;

•

The counterparty obligations under the Antamina PMPA is guaranteed by the parent company Glencore and its subsidiary. Total revenues relative to Glencore during the year ended December 31, 2022 were 14% of the Company’s total revenue (inclusive of revenues from the previously owned Yauliyacu PMPA); and

•

The counterparty obligations under the Peñasquito PMPA are guaranteed by the parent company Newmont. Total revenues relative to Newmont during the year ended December 31, 2022 were 16% of the Company’s total revenue.

Should any of these mine operators or counterparties become unable or unwilling to fulfill their obligations under their agreements with Wheaton, or should any of the risk factors identified by Wheaton materialize in respect of the mine operators, counterparties or the Mining Operations, there could be a material adverse effect on Wheaton, including, but not limited to, Wheaton’s revenue, net income and cash flows from operations.

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In particular, total revenues relative to PMPAs with Vale were 35% and 32% of the Company’s total revenue for the years ended December 31, 2022 and December 31, 2021, respectively; operating cash flows from the PMPAs with Vale represented approximately 39% and 34% of the Company’s operating cash flows for the years ended December 31, 2022 and December 31, 2021, respectively; and as at December 31, 2022, the PMPAs with Vale proven and probable precious metal and cobalt reserves represented approximately 50% of the Company’s total proven and probable GEO reserves, measured and indicated precious metals and cobalt resources represented approximately 23% of the Company’s GEO measured and indicated precious metals and cobalt resources and inferred precious metals and cobalt resources represented approximately 18% of the Company’s total inferred GEO resources (as described in the Attributable Reserves and Resources section of the Company’s MD&A). If Wheaton was unable to purchase any further precious metals or cobalt under the PMPAs with Vale, Wheaton’s reserves and resources would be significantly reduced and Wheaton’s forecasted gold equivalent production for 2023 and average five year forecasted gold equivalent production for 2023-2027 would be lowered by 38% and 37%, respectively, leading to a corresponding reduction to its revenue, net earnings and cash flows.

Vale – Xikrin Community

Vale has reported that associations representing the indigenous communities of Xikrin do Cateté and Xikrin do Bacajá in Brazil (“Indigenous Associations”) brought a public civil action against Vale, the Federal Environmental Agency (IBAMA) and the Federal Indigenous Agency (FUNAI) seeking the suspension of the environmental permitting process and operation of the Salobo Mine. Vale has reported that the Indigenous Associations contend that FUNAI and IBAMA have failed to conduct the appropriate studies regarding the affected indigenous communities during the environmental permitting process and contends that Vale’s operations would be contaminating the water of the Itacaiúnas River and consequently that the indigenous groups affected by this mine have not provided the required consent. Vale notes that the plaintiffs also requested a monthly payment for each association until the defendants conclude the studies. Vale notes that in July 2019, the Judge of the Federal Court of Maraba partially granted an injunction requested by the Indigenous Associations, ordering Vale and Salobo to prepare the indigenous component study of the Salobo Mine project, and rejected all other requests filed by the plaintiff, including project shutdown. Vale also notes that a subsequent decision of the court determined the inclusion of the Indigenous community of Xikrin do Bacajá in the scope of the studies. Vale has reported that in December 2021 it entered into an extrajudicial agreement with the Indigenous Associations, pursuant to which Vale agreed to provide certain social and economic compensation to these communities. Vale notes that the December 2021 settlement agreement remains subject to approval by the court of Marabá. Once approved by the court, Vale has indicated that this settlement agreement is expected to terminate the Salobo litigation. However, if as a result of these proceedings it is determined that the activities at the Salobo mine should be suspended then, the ability of the Company to receive gold under the terms of the Salobo PMPA would be materially impacted which in turn could have a material impact on the Company’s financial conditions, results of operations and cash flows.

See also Risks Relating to the Company – Counterparty Credit and Liquidity Risk”, “Risks Relating to the Company – Security Over Underlying Assets”, “Risks Relating to the Company – Indebtedness and Guarantees Risk”, “Risks Relating to the Mining Operations – International Operations”, “Risks Relating to the Mining Operations – Exploration, Development, Operating, Expansion and Improvements Risks” and “Risks Relating to the Mining Operations – Land Title and Indigenous Peoples” in the Company’s Annual Information Form.

Indebtedness and Guarantees: If the Company and its subsidiaries are unable to meet debt repayment obligations or covenants, the Company’s business and operations could be adversely impacted

As of December 31, 2022, the Company had no debt outstanding under the Revolving Facility. Any future draws on the Revolving Facility will require the Company to use a portion of its cash flow to service principal and interest on the debt, which will limit the cash flow available for other business opportunities. The Company’s ability to make scheduled payments of the principal of, to pay interest on, or to refinance indebtedness depends on its future performance, which is subject to economic, financial, competitive and other factors beyond its control (including, in particular, the continued receipt of precious metals and/or cobalt under the terms of the relevant PMPA agreements). If any of these factors beyond its control arose, the Company may not continue to generate cash flow in the future sufficient to service debt and make necessary capital expenditures. If the Company is unable to generate such cash flow, it may be required to adopt one or more alternatives, such as reducing or eliminating dividends, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. The Company’s ability to refinance indebtedness will depend on the capital markets and its financial condition at such time. The Company may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on its debt obligations.

The terms of the Revolving Facility require the Company to satisfy various affirmative and negative covenants and to meet certain financial ratios and tests. These covenants limit, among other things, the Company’s ability to incur further indebtedness if doing so would cause it to fail to meet certain financial covenants, create certain liens on assets or engage in certain types of transactions. The Company can provide no assurances that in the future, it will not be limited in its ability to respond to changes in its business or competitive activities or be restricted in its ability to engage in mergers, acquisitions or dispositions of assets. Furthermore, due to factors beyond its control (for example, due to an event of force majeure or other disruption at operations, the Company does not receive sufficient precious

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metals or cobalt from its counterparties in accordance with the terms of the PMPAs), the Company may fail to comply with these covenants, including a failure to meet the financial tests or ratios, and any subsequent failure by the Company’s subsidiaries to comply with guarantee obligations, would likely result in an event of default under the Revolving Facility and would allow the lenders to accelerate the debt, which could materially and adversely affect the Company’s business, financial condition and results of operations and its ability to meet its payment obligations under debt, and the price of the common shares.

In addition, each subsidiary of the Company has guaranteed the obligations of the Company under the Revolving Facility. See “Description of the Business – Operations – Amended Revolving Credit Facility” in the Annual Information Form for further details. While the Revolving Facility is unsecured, as guarantors, any or all of Wheaton’s subsidiaries can be called upon by lenders for the repayment of the obligations under the Revolving Facility if Wheaton were to default.

Hedging: The Company’s hedging policy may not reduce the risks associated with foreign exchange, interest rate or commodity fluctuations, which could adversely impact the Company’s cash flows

The Company has a policy that permits hedging its foreign exchange and interest rate exposures to reduce the risks associated with currency and interest rate fluctuations. The Company also has adopted a policy to allow the forward sale of forecast precious metals deliveries provided that such sales shall not extend beyond the end of a financial quarter of the Company.

Hedging involves certain inherent risks including: (a) credit risk - the risk that the creditworthiness of a counterparty may adversely affect its ability to perform its payment and other obligations under its agreement with the Company or adversely affect the financial and other terms the counterparty is able to offer the Company; (b) market liquidity risk – the risk that the Company has entered into a hedging position that cannot be closed out quickly, by either liquidating such hedging instrument or by establishing an offsetting position; and (c) unrealized fair value adjustment risk – the risk that, in respect of certain hedging products, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring losses in respect of such hedging products as a result of the hedging products being out-of-the money on their settlement dates.

There is no assurance that a hedging program designed to reduce the risks associated with foreign exchange/currency, interest rate or commodity fluctuations will be successful. Although hedging may protect the Company from adverse changes in foreign exchange/currency, interest rate or commodity fluctuations, it may also prevent the Company from fully benefitting from positive changes.

Competition: The competition for PMPAs and similar transactions could adversely impact the Company’s ability to acquire desirable PMPAs

The Company competes with other companies for PMPAs and similar transactions. Some of these companies may possess greater financial and technical resources than the Company. Such competition may result in the Company being unable to enter into desirable PMPAs or similar transactions, to recruit or retain qualified employees or to acquire the capital necessary to fund its PMPAs. As a result, existing or future competition for PMPAs and similar transactions could materially adversely affect the Company’s prospects for entering into additional PMPAs in the future. In addition, competition from companies with substantial resources could impact the Company’s ability to acquire PMPAs and similar transactions at acceptable valuations, which could adversely impact the Company’s cash flows, results of operations and financial condition.

Litigation Claims and Proceedings: Litigation against the Company may result in the diversion of management and resources and substantial costs to the Company, impacting the Company’s financial position

The Company is from time to time involved in various claims, legal proceedings and disputes arising in the ordinary course of business. If the Company is unable to resolve these disputes favorably, it may have a material adverse effect on the Company. The Company was previously the subject of litigation in securities class action complaints in the United States and in Canada. See “Description of the Business – Litigation” in the Annual Information Form.

Securities litigation, including current proceedings against the Company as well as potential future proceedings, could result in substantial costs and damages and divert the Company’s management’s attention and resources. Any decision resulting from any such litigation that is adverse to the Company could have a negative impact on the Company’s financial position.

Security Over Underlying Assets: The Company’s security interests in its PMPAs may not be enforceable which may have a material adverse effect on the Company

There is no guarantee that the Company will be able to effectively enforce any guarantees, indemnities or other security interests it may have. Should a bankruptcy or other similar event related to a mining operator occur that precludes a party from performing its obligations under the PMPA, the Company would have to consider enforcing its security interest. In the event that the mining operator has insufficient assets to pay its liabilities, it is possible that other liabilities will be satisfied prior to the liabilities owed to the Company. In addition, bankruptcy or other similar

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proceedings are often a complex and lengthy process, the outcome of which may be uncertain and could result in a material adverse effect on the Company.

In addition, because many of the Mining Operations are owned and operated by foreign affiliates, the Company’s security interests may be subject to enforcement and insolvency laws of foreign jurisdictions that differ significantly from those in North America, and the Company’s security interests may not be enforceable as anticipated. Further, there can be no assurance that any judgments obtained in Canadian courts will be enforceable in any of those jurisdictions outside of Canada. If the Company is unable to enforce its security interests, there may be a material adverse effect on the Company.

Acquisition Strategy: The Company’s acquisition strategy for PMPAs may not be successful, which may have a material adverse effect on the Company

As part of the Company’s business strategy, it has sought and will continue to seek new exploration, development and mining opportunities in the resource industry. In pursuit of such opportunities, the Company may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into the Company. The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit the Company.

In the event that the Company chooses to raise debt capital to finance any acquisition, the Company’s leverage will be increased. In addition, if the Company chooses to complete an equity financing to finance any acquisition, shareholders may suffer dilution.

In addition, the introduction of new tax laws or regulations or accounting rules or policies or rating agency policies, or changes to, or differing interpretations of, or application of, existing tax laws or regulations or accounting rules or policies or rating agency policies, could make PMPAs less attractive to counterparties. Such changes could adversely affect the Company’s ability to enter into new PMPAs and could have a negative impact on the Company’s financial position.

As part of the Company’s portfolio optimization, the Company may consider opportunities to restructure or dispose of PMPAs where it believes such a restructuring or disposition may provide a long-term benefit to the Company, even if such restructuring or disposition may reduce near-term operating revenues, reduced mineral reserves and/or mineral resources or result in the Company incurring transaction related costs. In connection with a restructuring or disposition, the Company may receive different forms of consideration, including long-term equity investments in other companies.

The Company may enter into one or more acquisitions, restructurings, dispositions or other streaming transactions at any time.

Impact of Epidemics: The COVID-19 pandemic and similar public health emergencies may significantly adversely impact Mining Operations and the Company

All of Wheaton’s PMPAs are subject to the risk of emerging infectious diseases or the threat of outbreaks of viruses or other contagions or epidemic diseases through the Mining Operations, including the COVID-19 virus pandemic that commenced in early 2020. These infectious disease risks may not be adequately responded to locally, nationally, regionally or internationally due to lack of preparedness to detect and respond to outbreaks or respond to significant pandemic threats. In addition, a government may impose strict emergency measures in response to the threat or existence of an infectious disease, such as the emergency measures imposed by governments of many countries in response to the COVID-19 virus pandemic. As such, there are potentially significant economic and social impacts of infectious disease risks, including the inability of Mining Operations to operate as intended, shortage of skilled employees or labour unrest, delays or shortages in supply chains, inability of employees to access sufficient healthcare, significant social upheavals or unrest, government or regulatory actions or inactions (including but not limited to, changes in taxation or policies, or delays in permitting or approvals), decreased demand or the inability to sell precious metals or cobalt or declines in the price of precious metals and cobalt, capital markets volatility, availability of credit, loss of investor confidence or other unknown but potentially significant impacts. Given the global nature of Mining Operations, there are potentially significant economic losses from infectious disease outbreaks that can extend far beyond the initial location of an infection disease outbreak. As such, both global outbreaks, such as the COVID-19 virus pandemic, as well as regional and local outbreaks can have a significant impact on Wheaton’s PMPAs and the related Mining Operations. Wheaton may not be able to accurately predict which Mining Operations will be subject to infectious disease risks or the quantum of such risks. In addition, Wheaton’s own operations are exposed to infectious disease risks noted above and as such Wheaton’s operations may be adversely affected by such infectious disease risks. Accordingly, any outbreak or threat of an outbreak of a virus or other contagions or epidemic disease could have a material adverse effect on Wheaton, its business, results from operations and financial conditions directly or due to a counterparty (i) being unable to deliver some or all of the precious metals or cobalt due under the applicable PMPA with that counterparty; (ii) otherwise defaulting in its obligations under that PMPA; (iii) ceasing operations at one or more mines that are the subject of that PMPA; or (iv) becoming insolvent.

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As a result, any of these or other adverse financial or operational consequences on a counterparty may also have a material adverse effect on Wheaton’s business, financial condition, results of operations and cash flows.

As at the date of this MD&A, all of the Company’s partners’ operations are currently running, though we are closely monitoring and still regularly assessing the impact of the COVID-19 virus pandemic on the Mining Operations and our own operations. However, this pandemic is evolving rapidly and its effects on the Mining Operations and our own operations are uncertain. It is possible that in the future operations at the Mining Operations may be temporarily shut down or suspended for indeterminate amounts of time, any of which may, individually or in the aggregate, have a material and adverse impact on the Company’s business, financial condition, results of operations and cash flows. In addition, the impact of the COVID-19 virus pandemic on economies and the prospects of economic growth globally may lead to decreased demands for commodities, including precious metals or cobalt, which may have a material and adverse impact on the Company’s business, financial condition, results of operations and cash flows.

There can be no assurance that our partners’ operations that are operational as of the date of this MD&A will continue to remain operational should there be a resurgence in the COVID-19 virus pandemic. In addition, even if operational, these operations may be subject to adverse impacts on production and other impacts due to the COVID-19 virus pandemic response measures, absenteeism and otherwise as a result of the pandemic and any of these impacts may be material with respect to those operations, as well as our business and financial results.

To the extent that the COVID-19 virus pandemic adversely affects the Company’ business and financial results, it may also have the effect of heightening many of the other risks described in this MD&A and in the “Risk Factors” section of the Company’s Annual Information Form, including, but not limited to, risks relating to the Company such as risks related to commodity prices and markets, commodity price fluctuations, equity price risk associated with the Company’s equity investments, credit and liquidity of counterparties to our PMPAs, mine operator concentration, our indebtedness and guarantees, our ability to raise additional capital, our ability to enforce security interests, information systems and cyber security and risks relating to the Mining Operations such as risks related to mineral reserve and mineral resource estimates, production forecasts, impacts of governmental regulations, international operations, availability of infrastructure and employees and challenging global financial conditions.

Market Price of the Common Shares: The trading price of the Common Shares fluctuates and is often unrelated to the operating performance of the Company

The Common Shares are listed and posted for trading on the TSX, NYSE and on the LSE. An investment in the Company’s securities is highly speculative and the price of the Common Shares has fluctuated significantly in the past. During the year ended December 31, 2022, the trading price of the Common Shares has fluctuated as follows:

Exchange	Low	High
TSX	C$39.11	C$64.70
NYSE	$29.08	$51.71
LSE	£25.40	£39.95

The market price of the Company’s common shares may increase or decrease in response to a number of events and factors, including any future offerings of the Common Shares pursuant to the ATM Program, any offering or otherwise, and other factors set out in the Company’s Annual Information Form and the factors listed under the heading “Cautionary Note Regarding Forward-Looking Statements.”

In addition, the global stock markets and prices for streaming and mining company shares have experienced volatility that often has been unrelated to the operating performance or prospects of such companies. These market and industry fluctuations may adversely affect the market price of the Company’s common shares, regardless of the Company’s operating performance. The variables which are not directly related to the Company’s success and are, therefore, not within the Company’s control, include other developments that affect the market for streaming and mining company shares, macroeconomic developments globally, the breadth of the public market for the Company’s common shares and the attractiveness of alternative investments and particular industries. The effect of these and other factors on the market price of the Company’s common shares on the exchanges on which they trade has historically made the Company’s common share price volatile and suggests that the Company’s common share price will continue to be volatile in the future.

It is not uncommon for securities class actions to be brought against publicly listed companies following periods of volatility or significant decline in the market price of their securities. The Company was previously the subject of litigation in securities class action complaints in the United States and in Canada. See “Description of the Business – Litigation” in the Annual Information Form.

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Multiple Listings: Multiple Listings of the Common Shares on the LSE, the TSX and the NYSE may lead to an inefficient market for the Common Shares

Multiple listings of the Common Shares will result in differences in liquidity, settlement and clearing systems, trading currencies, prices and transaction costs between the exchanges where the Common Shares will be quoted. These and other factors may hinder the transferability of the Common Shares between the three exchanges. The Common Shares are quoted on the TSX, the NYSE and the LSE. Consequently, the trading in and liquidity of the Common Shares will be split between these three exchanges. The price of the Common Shares may fluctuate and may at any time be different on the TSX, the NYSE and the LSE. This could adversely affect the trading of the Common Shares on these exchanges and increase their price volatility and/or adversely affect the price and liquidity of the Common Shares on these exchanges. The Common Shares are quoted and traded in Canadian Dollars on the TSX, and in US Dollars on the NYSE. The Common Shares are quoted and traded in pence sterling on the LSE. The market price of the Common Shares on those exchanges may also differ due to exchange rate fluctuations.

Trading: The Common Shares may be suspended from trading which will limit shareholders ability to dispose of Common Shares

Each of the TSX, NYSE and LSE has the right to suspend trading in certain circumstances. If the Common Shares are suspended from trading, the holders of Common Shares may not be able to dispose of their Common Shares on the LSE, the TSX or the NYSE (as the case may be).

TSX: The objective of the TSX’s policies regarding continued listing privileges is to facilitate the maintenance of an orderly and effective auction market for securities of a wide variety of listed issuers, in which there is a substantial public interest, and that comply with the requirements of the TSX. The policies are designed and administered in a manner consistent with that objective. The TSX has adopted certain quantitative and qualitative criteria under which it will normally consider the suspension from trading and delisting of securities. However, no set of criteria can effectively anticipate the unique circumstances which may arise in any given situation. Accordingly, each situation is considered individually on the basis of relevant facts and circumstances. As such, whether or not any of the delisting criteria has become applicable to a listed issuer or security, the TSX may, at any time, suspend from trading and delist securities if in the opinion of the TSX, such action is consistent with the objective noted above or further dealings in the securities on the TSX may be prejudicial to the public interest. In addition, the TSX may at any time suspend from trading the Common Shares if it is satisfied that the Company has failed to comply with any of the provisions of its listing agreement with the TSX or other agreements with the TSX, or with any TSX requirement or policy.

NYSE: The NYSE may suspend trading in, and commence proceedings to delist, the Common Shares from time to time if it determines that Wheaton or the Common Shares fail to satisfy the applicable quantitative or qualitative continued listing criteria under the NYSE listing standards. Such continued quantitative listing criteria include, but are not limited to, a minimum number of stockholders, a minimum average closing price over a consecutive 30 trading-day period, and a minimum average global market capitalization over a consecutive 30 trading-day period. Such continued qualitative listing criteria include, but are not limited to, the satisfaction of certain requirements of the NYSE Governance Rules such as the maintenance of an audit committee satisfying certain criteria including with respect to independence and the continued timely filing of periodic reports with the United States Securities and Exchange Commission. The NYSE may also suspend trading in, and commence proceedings to delist, the securities of an issuer if the issuer or its management engage in operations that are in the opinion of the NYSE contrary to the public interest. Typically, if an issuer or its NYSE-listed securities fall below the NYSE’s quantitative or qualitative listing criteria, the NYSE reviews the appropriateness of continued listing and may give consideration to any definitive action proposed by the issuer, pursuant to procedures and timelines set forth in the NYSE listing standards, that would bring the issuer or such securities above the applicable continued listing standards. However, in certain cases, the failure of the issuer or its listed securities to meet certain continued listing criteria may result in immediate suspension and delisting by the NYSE without such evaluation or follow-up procedures.

LSE: The FCA may suspend the Common Shares from trading on the LSE from time to time if it determines that the smooth operation of the market is or may be temporarily jeopardized or it is necessary to protect investors.

ATM Program: The Company may not raise the anticipated proceeds from the ATM Program and may not use any proceeds effectively

There is no certainty that gross proceeds of $300 million (or the equivalent in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date the ATM Common Shares are sold) will be raised pursuant to the ATM Program. The ATM Program agents have agreed to use their commercially reasonable efforts to sell, on the Company’s behalf, the ATM Common Shares designated by the Company, but the Company is not required to request the sale of the maximum amount offered or any amount and, if the Company requests a sale, the ATM Program agents are not obligated to purchase any ATM Common Shares that are not sold. As a result of the ATM Program being made on a commercially reasonable efforts basis with no minimum, and only as requested by the Company, the Company may raise substantially less than the maximum total offering amount or nothing at all.

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Management of the Company will have broad discretion in the application of the net proceeds from the ATM Program if any and could spend the proceeds in ways that do not improve the Company’s results of operations or enhance the value of the Common Shares. The failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on the Company’s business and cause the price of the Common Shares to decline. Pending their use, the Company may invest the net proceeds from the ATM Program in a manner that does not produce income or that loses value.

Long-Term Equity Investments: The Company’s long-term equity investments are exposed to equity price risk as well as the risks in each investee Company, and the Company may lose the value of such investments

The Company is exposed to equity price risk as a result of holding long-term equity investments in other companies including, but not limited to, exploration and mining companies. Just as investing in the Company is inherent with risks such as those set out in this MD&A, by investing in these other companies, the Company is exposed to the risks associated with owning equity securities and those risks inherent in the investee companies, including the loss of the full value of these investments. The Company generally does not actively trade these investments. See “Description of the Business – Long Term Investments” in the Annual Information Form.

Interest Rates: Fluctuations in interest rates applicable to the Company could have a material adverse effect on the Company’s results of operations and cash flows

The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments. Presently, the Company has no outstanding borrowings, and historically all borrowings have been at floating interest rates. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. During the year ended December 31, 2022, the weighted average effective interest rate paid by the Company on its outstanding borrowings was Nil (2021 – 1.17%).

During the years ended December 31, 2022 and December 31, 2021, a fluctuation in interest rates of 100 basis points (1 percent) would have impacted the amount of interest expensed by approximately $Nil and $0.2 million, respectively. In addition, during the year ended December 31, 2022, central banks in Canada and the United States increased borrowing rates by over 400 basis points, and such rates may be held for an extended period of time and increase further. Depending upon the amount of the Company’s outstanding borrowings, fluctuations in the interest rates applicable to the Company could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows.

Dividend Policy: The Company’s ability to pay dividends is dependent on the Company’s financial condition

The declaration, timing, amount and payment of dividends are at the discretion of the Board of Directors and will depend upon the Company’s future earnings, cash flows, acquisition capital requirements and financial condition, and other relevant factors. There can be no assurance that the Company will continue to declare a dividend on a quarterly, annual or other basis.

Key Personnel: The Company may experience difficulty in recruiting and retaining qualified personnel and we are dependent upon our personnel being able to perform their jobs in a safe and healthy work environment, free from discrimination

The Company and its subsidiaries have an aggregate of 42 employees and are therefore dependent upon the services of a small number of employees. The Company is also dependent on the services of a small number of key executives and other key employees who are highly skilled and experienced. If Wheaton loses key executives or other key employees or Wheaton fails to develop adequate succession plans, or if Wheaton fails to attract, hire, retain and develop qualified employees, including executives, it could impact its business, financial condition, results of operations and cash flows.

Wheaton is committed to creating and maintaining a work environment in which each employee, officer and director is treated with professional courtesy, dignity and respect in a fair and non-discriminatory manner. Wheaton is also committed to supporting and respecting human rights in its operations. However, Wheaton’s policies and procedures may not prevent or detect all potential harmful workplace situations. If Wheaton is unable to maintain a respectful and non-discriminatory workplace, it could impact the Company’s ability to attract and retain skilled employees, including executives.

Wheaton’s operations are dependent upon its workforce being able to safely perform their jobs. If Wheaton’s employees are unable to perform their jobs for any reason (including due to physical or psychological illness or injuries related to an unsafe or unhealthy workplace), it may adversely impact employee engagement, performance and productivity, result in legal or human rights claims, or damage Wheaton’s reputation. This could impact Wheaton’s business, financial condition, results of operations, cash flows, or the trading price of the Company’s securities.

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Activist Shareholders: Campaigns by activist shareholders could adversely impact the Company’s business and operations

Publicly-traded companies are often subject to demands or publicity campaigns from activist shareholders advocating for changes to corporate governance practices, such as executive compensation practices, environmental, social and governance issues, or for certain corporate actions or reorganizations. There can be no assurance that the Company will not be subject to any such campaign, including proxy contests, media campaigns or other activities. Responding to challenges from activist shareholders can be costly and time consuming and may have an adverse effect on the Company’s reputation. In addition, responding to such campaigns would likely divert the attention and resources of the Company’s management and Board of Directors, which could have an adverse effect on the Company’s business and results of operations. Even if the Company were to undertake changes or actions in response to activism, activist shareholders may continue to promote or attempt to effect further changes, and may attempt to acquire control of the Company. If shareholder activists are ultimately elected to the Board of Directors, this could adversely affect the Company’s business and future operations. This type of activism can also create uncertainty about the Company’s future strategic direction, resulting in loss of future business opportunities, which could adversely affect the Company’s business, future operations, profitability and the Company’s ability to attract and retain qualified personnel.

Climate Change: The Company’s operations may be adversely affected by physical risks related to climate change, including acute weather events

Wheaton’s own operations are exposed to acute and chronic physical climate-related risks as a result of geographical location. Wheaton has sought to reduce its environmental footprint and located its operations in appropriate facilities, however acute weather events such as higher intensity storms, flooding and fire as well as chronic weather and physical conditions such as rising temperatures and changes in precipitation patterns may disrupt operations. Acute weather events may result in extended loss of power, global supply route disruption and reduced worker productivity related to safety protocols at our operations and worker transportation to our operations. Wheaton has developed and implemented a business continuity plan in the event of an acute weather event, however this plan may not fully mitigate the risks associated with such acute weather event, and Wheaton’s operations may be impacted (including the ability of its employees to travel to the Mining Operations) or have to be relocated, which could have an adverse effect on the Company’s business and results of operations.

To the extent that climate change adversely affects Wheaton’s business and financial position, it may also have the effect of heightening many of the other risk factors for the Company, including, but not limited to, risks related to commodity prices and markets, counterparty credit and liquidity risk, mine operator and counterparty concentration, Wheaton’s indebtedness and guarantees, competition, litigation claims and proceedings, Wheaton’s ability to enforce security interests, acquisition strategy, market price of Common Shares, equity price risk associated with the Company’s equity investments, interest rate risk, dividends, industry analysts, reputational damage and risks relating to the Mining Operations such as risks related to mineral reserve and mineral resource estimates, production forecasts, impacts of governmental regulations, international operations and availability of infrastructure and employees.

In addition, the Company’s Mining Operations are subject to climate change risk factors, as more fully described in the Company’s Annual Information Form.

Climate Change: The Company’s operations are subject to risks related to transitioning to a low-carbon economy

Both climate change and the anticipated transition to a low-carbon economy are expected to impact Wheaton.

Governments are moving to introduce and implement new and more stringent climate change legislation with respect to disclosure. While some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation, Wheaton expects that continued efforts to address climate change, including complying with enhanced regulatory requirements, may result in increased costs for Wheaton.

Investors are increasingly seeking enhanced disclosure on the risks, challenges, governance implications and financial impacts of climate change faced by companies. If Wheaton is unable to respond to such disclosure requirements, or meet the expectations of investors and other stakeholders, it could have a material adverse effect on Wheaton’s ability to access, and the costs of accessing, debt and equity markets for capital required for its operations.

Shifts in demand and supply of commodities, products and services as a result of evolving consumer and investor sentiments will create challenging market conditions. Changes in consumer demand for metals and minerals that are required in a low-carbon economy or increases or decreases in commodity prices and markets may also impact the Company’s ability acquire accretive PMPAs or to sell precious metals or cobalt that it acquires. There may be increased competition for PMPAs on Mining Operations that are considered to be low carbon emitting or less subject to climate-related physical risks, which may impact the Company’s ability to enter into desirable PMPAs or similar transactions or to acquire the capital necessary to fund its PMPAs. These impacts could have a material adverse

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effect on the Company’s business and financial position, the Company’s reputation and the trading price of the Company’s securities. In addition, market perceptions of the mining sector and the role of particular metals or minerals in a transition to a low-carbon economy remain uncertain. There could be a material adverse effect on the Company’s business and financial position, the Company’s reputation and the trading price of the Company’s securities where there is significant negative market perception of the mining sector.

In connection with Wheaton’s ESG strategy, Wheaton has adopted the Climate Change and Environmental Commitments. These Climate Change and Environmental Commitments may not be achievable or may not be achieved partially or at all, by Wheaton. Should the Commitments not be achieved, it could have an adverse effect on the Company’s business and financial position, the Company’s reputation and the trading price of the Company’s securities. In addition, the Revolving Facility interest rate paid on drawn amounts and standby fees will be adjusted based upon the Company’s performance in three sustainability-related areas, including in respect of the Company’s attributable emissions from Mining Operations covered by science-based emissions targets. As such, a failure to meet our Climate Change and Environmental Commitments can result in increased costs for Wheaton and impact our results of operations.

Further, as there is currently no defined methodology for calculating financed emissions for metals streaming and royalty companies, Wheaton has developed its own methodology, using an attribution factor based on Wheaton’s attributable production relative to the overall production of the Mining Operations in a given year. This methodology relies upon the calculations and estimates of emissions by the Mining Operations, which is necessarily imprecise because it depends upon the judgment of the individuals who operate the Mining Operations as well as those who review and assess the emissions information. As a result, no assurance can be given that the calculated financed emissions are fully accurate.

If Wheaton does not respond quickly enough to meet accepted climate change reduction targets, Wheaton may be subject to increased risks of climate litigation. Climate-related impact litigation has been advanced in Canada, the United States and Europe, and may be broadened if there are failures to meet long-term reduction targets. Adverse publicity or climate-related litigation could result in significant costs, which could have a material adverse effect on the Company’s business and financial position, the Company’s reputation and the trading price of the Company’s securities.

Reputation Damage: Reputational loss could have a material adverse effect on the Company’s business and operations

Reputational damage can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. While the Company does not ultimately have direct control over how it is perceived by others, reputational loss could have a material adverse effect on the Company’s financial performance, financial condition, cash flows, growth prospects and the trading price of the Company’s securities.

Industry Analysts: The Company’s trading price and volume may be negatively impacted by the views expressed by industry analysts

Both the market price and trading price of the Common Shares may depend on the opinions of the securities analysts who monitor the operations of the Company and publish research reports on the Company’s future performance. The Company does not have control over such analysts, who may downgrade their recommended prices for the Common Shares at any time, issue opinion which are not in line with the Board of Director’s view or not even cover the Company in their publications and reports. Such actions by analysts could have an adverse impact on the trading price and volume of the Common Shares.

Defects and Impairments: A defect or impairment in a PMPA may defeat or impair the claim of the Company which may have a material adverse effect on the Company

A defect in a streaming transaction and/or a PMPA may arise to defeat or impair the claim of the Company to such streaming transaction, which may have a material adverse effect on the Company. It is possible that material changes could occur that may adversely affect management’s estimate of the recoverable amount for any PMPA. Any impairment estimates, which are based on applicable key assumptions and sensitivity analysis, are based on management’s best knowledge of the amounts, events or actions at such time, and the actual future outcomes may differ from any estimates that are provided by the Company. Any impairment charges on the Company’s carrying value of the PMPAs could have a material adverse effect on the Company.

Information Systems and Cyber Security: Compromises or breaches of the Company’s data or information systems could result in material losses to the Company

Wheaton’s information systems, and those of its counterparties under the PMPAs, third-party service providers and vendors, are vulnerable to an increasing threat of continually evolving information systems and cyber security risks. Unauthorized parties may attempt to gain access to these systems or the Company’s information through fraud or other means of deceiving the Company’s counterparties under its PMPAs, third-party service providers or vendors.

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Wheaton’s operations depend, in part, on how well Wheaton and its suppliers, as well as counterparties under the PMPAs, protect networks, equipment, information technology (“IT”) systems and software against damage from a number of threats. Wheaton has entered into agreements with third parties for hardware, software, telecommunications and other services in connection with its operations. The Company’s operations and Mining Operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems, applications and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increases in capital and remediation expenditures. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

Although to date the Company has not experienced any known material losses relating to cyber-attacks or other data / information security breaches, there can be no assurance that Wheaton will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority.

Any future significant compromise or breach of the Company’s data / information security, whether external or internal, or misuse of data or information, could result in additional significant costs, lost sales, fines and lawsuits, unauthorized transactions, inappropriate disclosures, and damage to the Company’s reputation. In addition, as the regulatory environment related to data / information security, data collection and use, and privacy becomes increasingly rigorous, with new and constantly changing requirements applicable to Wheaton’s business and counterparties to the PMPAs, compliance with those requirements could also result in additional costs. As cyber threats continue to evolve, the Company or its counterparties may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the balance sheet date, and the reported amounts of revenues and expenditures during the reporting period. The following discussion provides details of the critical accounting estimates made in preparing the financial statements. For additional information, Note 3 of the Company’s consolidated financial statements describes all of the significant accounting policies while Note 4 describes the significant areas of estimation uncertainty and judgments made by management in preparing the consolidated financial statements.

Mineral Stream Interests

Attributable Reserve, Resource and Exploration Potential Estimates

Mineral stream interests are significant assets of the Company, with a carrying value of $5.8 billion at December 31, 2022, inclusive of early deposit agreements. This amount represents the capitalized expenditures related to the acquisition of the mineral stream interests, net of accumulated depletion and accumulated impairment charges, if any. The Company estimates the reserves, resources and exploration potential relating to each agreement. Reserves are estimates of the amount of metals contained in ore that can be economically and legally extracted from the mining properties in respect of which the Company has PMPAs. Resources are estimates of the amount of metals contained in mineralized material for which there is a reasonable prospect for economic extraction from the mining properties in respect of which the Company has PMPAs. Exploration potential represents an estimate of additional reserves and resources which may be discovered through the mine operator’s exploration program. The Company adjusts its estimates of reserves, resources (where applicable) and exploration potential (where applicable) to reflect the Company’s percentage entitlement to metals produced from such mines. The Company compiles its estimates of its reserves and resources based on information supplied by appropriately qualified persons relating to the geological data on the size, density and grade of the ore body, and require complex geological and geostatistical judgments to interpret the data. The estimation of recoverable reserves and resources is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. The Company estimates exploration potential based on assumptions surrounding the ore body continuity which requires judgment as to future success of any exploration programs undertaken by the mine operator. Changes in the reserve estimates, resource estimates or exploration potential estimates may impact upon the carrying value of the Company’s mineral stream interests and depletion charges.

Depletion

As described above, the cost of these mineral stream interests are separately allocated to reserves, resources and exploration potential. The value allocated to reserves is classified as depletable and is depleted on a unit-of-production basis over the estimated recoverable proven and probable reserves at the mine corresponding to the specific agreement. The value associated with resources and exploration potential is the value beyond proven and probable reserves at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category

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as a result of the conversion of resources and/or exploration potential into reserves. To make this allocation, the Company estimates the recoverable reserves, resources and exploration potential at each mining operation. These calculations require the use of estimates and assumptions, including the amount of contained metals, recovery rates and payable rates. Changes to these assumptions may impact the estimated recoverable reserves, resources or exploration potential which could directly impact the depletion rates used. Changes to depletion rates are accounted for prospectively.

Impairment of Assets

The Company assesses each PMPA at the end of every reporting period to determine whether any indication of impairment or impairment reversal exists. If such an indication exists, the recoverable amount of the PMPA is estimated in order to determine the extent of the impairment or impairment reversal (if any). The calculation of the recoverable amount requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable ounces of attributable metals, and operating performance. Please refer to page 25 of this MD&A for details of the indicators of impairment (impairment reversal) during the years ended December 31, 2022 and December 31, 2021, respectively.

The price of precious metals and cobalt has been volatile over the past several years. The Company monitors spot and forward metal prices and if necessary re-evaluates the long-term metal price assumptions used for impairment testing. Should price levels decline or increase in the future, either for an extended period of time or due to known macro economic changes, the Company may need to re-evaluate the long-term metal price assumptions used for impairment testing. A significant decrease in long-term metal price assumptions may be an indication of potential impairment, while a significant increase in long-term metal price assumptions may be an indication of potential impairment reversal. In addition, the Company also monitors the resource and reserve levels and operational developments at the counterparties for indications of impairment and impairment reversal. Should the Company conclude that it has an indication of impairment or impairment reversal at any balance sheet date, the Company is required to perform an impairment assessment.

Valuation of Stock Based Compensation

The Company has various forms of stock based compensation, including share purchase options, restricted share units (“RSUs”) and performance share units (“PSUs”). The calculation of the fair value of share purchase options, RSUs and PSUs issued requires the use of estimates as more fully described below.

The Company recognizes a stock based compensation expense for all share purchase options and RSUs awarded to employees, officers and directors based on the fair values of the share purchase options and RSUs at the date of grant. The fair values of share purchase options and RSUs at the date of grant are expensed over the vesting periods of the share purchase options and RSUs, respectively, with a corresponding increase to equity. The fair value of share purchase options is determined using the Black-Scholes option pricing model with market related inputs as of the date of grant. Share purchase options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values. The fair value of RSUs is the market value of the underlying shares at the date of grant. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revisions to this estimate in the consolidated statement of earnings.

The Company recognizes a stock based compensation expense for PSUs which are awarded to eligible employees and are settled in cash. The related expense is based on the value of the anticipated settlement and multiplier for current performance at the end of the associated performance periods. This estimated expense is reflected as a component of net earnings over the vesting period of the PSUs with the related obligation recorded as a liability on the balance sheet. The amount of compensation expense is adjusted at the end of each reporting period to reflect the fair market value of common shares and the number of PSUs anticipated to vest based on the anticipated performance factor.

Future Changes to Accounting Policies

The International Accounting Standards Board (“IASB”) has issued the following new or amended standards:

Amendment to IAS 12 - Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The amendments to IAS 12 clarify that the initial recognition exemption does not apply to transactions in which equal amounts of deductible and taxable temporary differences arise on initial recognition. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. Early application of the amendments is permitted. The amendments apply to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, at the beginning of the earliest comparative period the following would be recognized:

•

a deferred tax asset to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized and a deferred tax liability for all deductible and taxable temporary differences associated with right-of-use assets and lease liabilities; and

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•	the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at that date.

The implementation of this amendment is not expected to have a material impact on the Company.

Amendment to IAS 1- Presentation of Financial statements

The amendments to IAS 1, clarify the presentation of liabilities. The classification of liabilities as current or non-current is based on contractual rights that are in existence at the end of the reporting period and is affected by expectations about whether an entity will exercise its right to defer settlement. A liability not due over the next twelve months is classified as non-current even if management intends or expects to settle the liability within twelve months. The amendment also introduces a definition of ‘settlement’ to make clear that settlement refers to the transfer of cash, equity instruments, other assets, or services to the counterparty. The amendment issued in October 2022 also clarifies how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. Covenants to be compiled with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. The amendments are effective for annual reporting periods beginning on or after January 1, 2024. The implementation of this amendment is not expected to have a material impact on the Company.

Amendments to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting policies

The amendments require that an entity discloses its material accounting policies, instead of its significant accounting policies. Further amendments explain how an entity can identify a material accounting policy. Examples of when an accounting policy is likely to be material are added. To support the amendment, the IASB has also developed guidance and examples to explain and demonstrate the application of the ‘four-step materiality process’ described in IFRS Practice Statement 2. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. The Company is currently evaluating the impact of the amendment on its financial statements.

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Non-IFRS Measures

Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) adjusted net earnings and adjusted net earnings per share; (ii) operating cash flow per share (basic and diluted); (iii) average cash costs of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis; and (iv) cash operating margin.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

i.

Adjusted net earnings and adjusted net earnings per share are calculated by removing the effects of non-cash impairment charges (reversals) (if any), non-cash fair value (gains) losses and other one-time (income) expenses as well as the reversal of non-cash income tax expense (recovery) which is offset by income tax expense (recovery) recognized in the Statements of Shareholders’ Equity and OCI, respectively. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance.

The following table provides a reconciliation of adjusted net earnings and adjusted net earnings per share (basic and diluted).

	Three Months Ended December 31		Years Ended December 31

(in thousands, except for per share amounts)	2022	2021	2022	2021

Net earnings	$166,125	$291,822	$669,126	$754,885

Add back (deduct):

Impairment charge (reversal)	1,719	(156,717)	(8,611)	(156,717)

Gain on disposal of Mineral Stream Interest	(51,443)	-	(155,868)	-

(Gain) loss on fair value adjustment of share purchase warrants held	(67)	(290)	1,033	2,101

(Gain) loss on fair value adjustment of convertible notes receivable	-	(1,597)	1,380	(5,733)

Income tax (expense) recovery recognized in the Statement of Shareholders’ Equity	-	974	4,143	1,811

Income tax (expense) recovery recognized in the Statement of OCI	(7,214)	(325)	(6,513)	(2,314)

Income tax expense (recovery) resulting from disposal of Mineral Stream Interest, net of above	(5,376)	-	2,404	-

Other	-	(1,635)	(2,182)	(1,954)

Adjusted net earnings	$103,744	$132,232	$504,912	$592,079

Divided by:

Basic weighted average number of shares outstanding	452,070	450,614	451,570	450,138

Diluted weighted average number of shares outstanding	452,778	451,570	452,344	451,170

Equals:

Adjusted earnings per share - basic	$0.229	$0.293	$1.118	$1.315

Adjusted earnings per share - diluted	$0.229	$0.293	$1.116	$1.312

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ii.

Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).

	Three Months Ended December 31		Years Ended December 31

(in thousands, except for per share amounts)	2022	2021	2022	2021

Cash generated by operating activities	$172,028	$195,290	$743,424	$845,145

Divided by:

Basic weighted average number of shares outstanding	452,070	450,614	451,570	450,138

Diluted weighted average number of shares outstanding	452,778	451,570	452,344	451,170

Equals:

Operating cash flow per share - basic	$0.381	$0.433	$1.646	$1.878

Operating cash flow per share - diluted	$0.380	$0.432	$1.643	$1.873

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iii.

Average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis is calculated by dividing the total cost of sales, less depletion, by the ounces or pounds sold. In the precious metal mining industry, this is a common performance measure but does not have any standardized meaning prescribed by IFRS. In addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

The following table provides a calculation of average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis.

	Three Months Ended December 31		Years Ended December 31

(in thousands, except for gold and palladium ounces sold and per unit amounts)	2022	2021	2022	2021

Cost of sales	$114,870	$127,525	$499,573	$542,740

Less: depletion	(53,139)	(59,335)	(231,952)	(254,793)

Cash cost of sales	$61,731	$68,190	$267,621	$287,947

Cash cost of sales is comprised of:

Total cash cost of gold sold	$32,749	$37,550	$138,468	$143,272

Total cash cost of silver sold	24,674	27,993	115,058	132,151

Total cash cost of palladium sold	1,213	1,580	5,687	8,384

Total cash cost of cobalt sold	3,095	1,067	8,408	4,140

Total cash cost of sales	$61,731	$68,190	$267,621	$287,947

Divided by:

Total gold ounces sold	68,996	79,622	293,234	312,465

Total silver ounces sold	4,935	5,116	21,570	22,860

Total palladium ounces sold	3,396	4,641	15,076	19,344

Total cobalt pounds sold	187	228	1,038	886

Equals:

Average cash cost of gold (per ounce)	$475	$472	$472	$459

Average cash cost of silver (per ounce)	$5.00	$5.47	$5.33	$5.78

Average cash cost of palladium (per ounce)	$357	$340	$377	$433

Average cash cost of cobalt (per pound)	$16.52	$4.68	$8.10	$4.67

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iv.

Cash operating margin is calculated by subtracting the average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis from the average realized selling price of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis as well as to evaluate the Company’s ability to generate cash flow.

The following table provides a reconciliation of cash operating margin.

	Three Months Ended December 31		Years Ended December 31

(in thousands, except for gold and palladium ounces sold and per unit amounts)	2022	2021	2022	2021

Total sales:

Gold	$119,051	$143,187	$529,698	$561,920

Silver	$106,175	$119,504	$471,003	$573,429

Palladium	$6,586	$8,902	$32,160	$45,834

Cobalt	$4,239	$6,604	$32,192	$20,482

Divided by:

Total gold ounces sold	68,996	79,622	293,234	312,465

Total silver ounces sold	4,935	5,116	21,570	22,860

Total palladium ounces sold	3,396	4,641	15,076	19,344

Total cobalt pounds sold	187	228	1,038	886

Equals:

Average realized price of gold (per ounce)	$1,725	$1,798	$1,806	$1,798

Average realized price of silver (per ounce)	$21.52	$23.36	$21.84	$25.08

Average realized price of palladium (per ounce)	$1,939	$1,918	$2,133	$2,369

Average realized price of cobalt (per pound)	$22.62	$28.94	$31.00	$23.11

Less:

Average cash cost of gold [1] (per ounce)	$(475)	$(472)	$(472)	$(459)

Average cash cost of silver [1] (per ounce)	$(5.00)	$(5.47)	$(5.33)	$(5.78)

Average cash cost of palladium [1] (per ounce)	$(357)	$(340)	$(377)	$(433)

Average cash cost of cobalt [1] (per pound)	$(16.52)	$(4.68)	$(8.10)	$(4.67)

Equals:

Cash operating margin per gold ounce sold	$1,250	$1,326	$1,334	$1,339

As a percentage of realized price of gold	72%	74%	74%	74%

Cash operating margin per silver ounce sold	$16.52	$17.89	$16.51	$19.30

As a percentage of realized price of silver	77%	77%	76%	77%

Cash operating margin per palladium ounce sold	$1,582	$1,578	$1,756	$1,936

As a percentage of realized price of palladium	82%	82%	82%	82%

Cash operating margin per cobalt pound sold	$6.10	$24.26	$22.90	$18.44

As a percentage of realized price of cobalt	27%	84%	74%	80%

1)  Refer to discussion on non-IFRS measure (iii) on page 54 of this MD&A.

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Subsequent Events

Declaration of Dividend

Under the Company’s dividend policy, the quarterly dividend per common share is targeted to equal approximately 30% of the average cash flow generated by operating activities in the previous four quarters divided by the Company’s then outstanding common shares, all rounded to the nearest cent. To minimize volatility in quarterly dividends, the Company has set a minimum quarterly dividend for the duration of 2023 equal to the dividend per common share declared in the prior quarter. The declaration, timing, amount and payment of future dividends remain at the discretion of the Board of Directors.

On March 9, 2023, the Board of Directors declared a dividend in the amount of $0.15 per common share, with this dividend being payable to shareholders of record on March 24, 2023 and is expected to be distributed on or about April 6, 2023. The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares based on the Average Market Price, as defined in the DRIP.

Controls and Procedures

Disclosure Controls and Procedures

Wheaton’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the design and effectiveness of Wheaton’s disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administrators, as of December 31, 2022. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that Wheaton’s disclosure controls and procedures were effective as of December 31, 2022.

Internal Control Over Financial Reporting

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s controls include policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company’s management and directors; and,

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s internal control over financial reporting using the framework and criteria established in Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that the internal control over financial reporting was effective at as of December 31, 2022.

There have been no changes in the Company’s internal control over financial reporting during the three months ended December 31, 2022 that would materially affect, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitation of Controls and Procedures

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all

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potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Attributable Reserves and Resources

The following tables set forth the estimated Mineral Reserves and Mineral Resources (metals attributable to Wheaton only) for the mines relating to which the Company has PMPAs, adjusted where applicable to reflect the Company’s percentage entitlement to such metals, as of December 31, 2022, unless otherwise noted. The tables are based on information available to the Company as of the date of this document, and therefore will not reflect updates, if any, after such date. The most current Mineral Reserves and Mineral Resources will be available on the Company’s website.

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Mineral Reserves Attributable to Wheaton Precious Metals (1,2,3,8,31)

		December 31, 2022 (6)										December 31, 2021
		Proven			Probable			Proven & Probable				Proven & Probable
		Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Process Recovery % (7)	Tonnage	Grade	Contained
Asset	Interest	Mt	g/t /%	Moz / Mlbs	Mt	g/t /%	Moz / Mlbs	Mt	g/t /%	Moz / Mlbs		Mt	g/t /%	Moz / Mlbs
Gold
Salobo (10)	75%	188.8	0.40	2.43	645.5	0.34	7.06	834.3	0.35	9.48	76%	850.1	0.35	9.60
Stillwater (13)	100%	10.0	0.36	0.12	50.3	0.37	0.60	60.2	0.37	0.72	69%	68.3	0.34	0.74
Constancia	50%	231.3	0.07	0.50	29.2	0.05	0.05	260.5	0.07	0.55	61%	260.5	0.07	0.55
Sudbury (11)	70%	8.4	0.50	0.13	22.1	0.26	0.19	30.4	0.33	0.32	75%	22.8	0.45	0.33
San Dimas (14)	25%	0.6	4.42	0.08	0.4	3.02	0.04	1.0	3.87	0.12	95%	1.0	3.87	0.12
Marmato (11,15)	10.5%	0.2	4.31	0.03	3.0	3.07	0.30	3.3	3.16	0.33	90%	2.1	3.19	0.21
Blackwater (11,27)	8%	19.3	0.74	0.46	0.5	0.80	0.01	19.8	0.74	0.47	91%	19.8	0.74	0.47
Toroparu (12,16)	10%	3.0	1.10	0.10	9.7	0.98	0.31	12.7	1.00	0.41	89%	12.7	1.00	0.41
Santo Domingo (11,25)	100%	65.4	0.08	0.17	326.9	0.03	0.34	392.3	0.04	0.51	61%	392.3	0.04	0.51
Marathon (11,28)	100%	85.1	0.07	0.19	32.6	0.06	0.06	117.7	0.07	0.26	71%	117.7	0.07	0.26
Curipamba (11,29)	50%	1.6	2.83	0.14	1.7	2.23	0.12	3.2	2.52	0.26	53%	3.2	2.52	0.26
Goose (11,30)	4.15%	0.3	5.54	0.06	0.4	6.29	0.09	0.8	5.97	0.14	93%	0.8	5.97	0.14
Kutcho (12)	100%	6.8	0.37	0.08	10.6	0.39	0.13	17.4	0.38	0.21	41%	17.4	0.38	0.21
Fenix (11,26)	6%	3.1	0.52	0.05	3.8	0.47	0.06	6.9	0.49	0.11	75%	6.9	0.49	0.11

Total Gold				4.55			9.35			13.90				13.93

Silver
Peñasquito (10)	25%	26.1	38.0	31.9	53.0	32.0	54.6	79.1	34.0	86.5	86%	90.5	33.8	98.5
Constancia	100%	462.6	3.1	45.8	58.4	3.1	5.9	521.0	3.1	51.7	70%	521.0	3.1	51.7
Antamina (10,11,18)	33.75%
Copper		38.6	7.0	8.7	24.9	8.0	6.4	63.6	7.4	15.1	75%	72.5	7.6	17.7
Copper-Zinc		13.8	13.0	5.8	17.9	15.0	8.6	31.7	14.1	14.4	75%	40.9	14.0	18.4
Zinkgruvan	100%
Zinc		3.7	73.2	8.6	5.6	66.0	12.0	9.3	68.9	20.6	83%	10.3	85.6	28.3
Copper		1.6	33.4	1.7	0.1	38.9	0.1	1.7	33.6	1.8	70%	2.2	32.3	2.3
Neves-Corvo	100%
Copper		3.1	32.7	3.3	18.1	33.3	19.4	21.2	33.2	22.6	24%	25.1	31.4	25.3
Zinc		3.4	69.4	7.5	18.9	61.8	37.6	22.3	62.9	45.1	30%	24.8	63.1	50.2
Aljustrel (19)	100%	10.2	45.2	14.8	25.3	44.2	35.9	35.5	44.5	50.7	26%	37.2	47.1	56.2
San Dimas (14)	25%	0.6	348.0	6.5	0.4	264.7	3.2	1.0	315.3	9.7	94%	1.0	315.3	9.7
Cozamin (11,20)	50%
Copper		-	-	-	5.4	45.6	8.0	5.4	45.6	8.0	86%	5.4	45.6	8.0
Zinc		-	-	-	0.7	44.5	1.0	0.7	44.5	1.0	86%	0.7	44.5	1.0
Los Filos	100%	21.7	5.0	3.5	96.5	7.1	22.1	118.2	6.7	25.6	10%	104.2	8.5	28.5
Marmato (11,15)	100%	2.1	16.4	1.1	28.1	5.3	4.8	30.2	6.1	5.9	34%	19.7	6.9	4.4
Copper World Complex (21)
Rosemont	100%	408.6	5.0	66.2	108.0	3.0	10.4	516.6	4.6	76.7	76%	516.6	4.6	76.7
Blackwater (11,27)	50%	161.9	5.8	30.1	4.6	5.8	0.9	166.5	5.8	31.0	61%	166.5	5.8	31.0
Kutcho (12)	100%	6.8	24.5	5.4	10.6	30.1	10.2	17.4	27.9	15.6	46%	17.4	27.9	15.6
Curipamba (11,29)	75%	2.4	41.4	3.1	2.5	49.7	4.0	4.9	45.7	7.1	63%	4.9	45.7	7.1

Total Silver				244.0			245.1			489.2				530.4

Palladium
Stillwater (11,13)	4.5%	0.3	10.5	0.10	1.5	10.6	0.50	1.8	10.6	0.60	90%	2.0	9.7	0.63

Total Palladium				0.10			0.50			0.60				0.63

Platinum
Marathon (11,28)	22%	18.7	0.2	0.13	7.2	0.2	0.04	25.9	0.2	0.17	84%	25.9	0.2	0.17

Total Platinum				0.13			0.04			0.17				0.17

Cobalt
Voisey’s Bay (11,22)	42.4%	5.5	0.12	14.1	7.5	0.12	19.1	13.0	0.12	33.2	84%	11.4	0.12	31.4

Total Cobalt				14.1			19.1			33.2				31.4

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Mineral Resources Attributable to Wheaton Precious Metals (1,2,3,4,5,9,31)

		December 31, 2022 (6)

		Measured			Indicated			Measured & Indicated			Inferred

		Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained

	Interest	Mt	g/t /%	Moz /Mlbs	Mt	g/t /%	Moz / Mlbs	Mt	g/t /%	Moz / Mlbs	Mt	g/t /%	Moz / Mlbs
Gold
Salobo (10)	75%	28.2	0.15	0.14	369.1	0.24	2.85	397.3	0.23	2.98	162.1	0.30	1.56
Stillwater (13)	100%	19.3	0.27	0.17	19.1	0.22	0.13	38.3	0.25	0.30	114.0	0.34	1.25
Constancia	50%	66.5	0.06	0.12	59.9	0.04	0.08	126.4	0.05	0.19	32.1	0.09	0.09
Sudbury (11)	70%	2.3	1.16	0.08	3.5	0.48	0.05	5.8	0.74	0.14	2.0	0.47	0.03
San Dimas (14)	25%	0.1	5.95	0.02	0.1	2.87	0.01	0.3	4.27	0.04	1.0	3.54	0.12
Marmato (11,15)	10.5%	0.1	5.04	0.01	1.7	2.28	0.13	1.8	2.40	0.14	1.9	2.43	0.14
Minto	100%	-	-	-	11.1	0.53	0.19	11.1	0.53	0.19	13.0	0.49	0.21
Blackwater (11,27)	8%	4.1	0.35	0.05	6.4	0.49	0.10	10.5	0.44	0.15	0.7	0.45	0.01
Toroparu (12,16)	10%	3.5	2.33	0.26	2.3	2.33	0.17	5.8	2.33	0.43	1.4	2.74	0.12
Santo Domingo (11,25)	100%	1.4	0.05	0.002	120.1	0.03	0.11	121.5	0.03	0.12	31.8	0.02	0.03
Marathon (11,28)	100%	19.4	0.08	0.05	66.6	0.06	0.13	86.0	0.07	0.18	22.7	0.05	0.04
Curipamba (11,29)	50%	-	-	-	1.2	1.63	0.06	1.2	1.63	0.06	0.4	1.62	0.02
Goose (11,30)	4.15%	0.04	4.94	0.01	0.1	5.18	0.02	0.2	5.13	0.03	0.2	6.64	0.04
Kutcho (12)	100%	0.4	0.20	0.003	5.0	0.38	0.06	5.4	0.37	0.06	12.9	0.25	0.10
Fenix (11,26)	6%	2.9	0.34	0.03	9.3	0.33	0.10	12.3	0.33	0.13	4.8	0.32	0.05
Cotabambas (12,23)	25%	-	-	-	29.3	0.23	0.22	29.3	0.23	0.22	151.3	0.17	0.84
Brewery Creek Royalty (24)	2%	0.3	1.06	0.01	0.5	1.02	0.02	0.8	1.03	0.03	1.0	0.88	0.03
Metates Royalty (17)	0.5%	0.2	0.86	0.004	4.5	0.56	0.08	4.6	0.57	0.08	0.7	0.47	0.01

Total Gold				0.95			4.52			5.47			4.69

Silver
Peñasquito (10)	25%	11.9	23.9	9.1	65.9	24.0	50.8	77.7	24.0	59.9	21.2	27.2	18.6
Constancia	100%	133.0	2.3	9.9	119.7	2.1	8.2	252.7	2.2	18.1	64.3	3.5	7.3
Antamina (10,11,18)	33.75%
Copper		29.7	8.0	7.6	108.2	9.0	31.3	137.9	8.8	38.9	207.4	9.2	61.2
Copper-Zinc		12.8	21.0	8.7	54.0	18.0	31.2	66.8	18.6	39.9	94.9	16.0	48.8
Zinkgruvan	100%
Zinc		2.9	56.1	5.2	6.7	66.3	14.3	9.6	63.3	19.5	17.6	91.0	51.6
Copper		1.9	32.0	1.9	0.4	34.9	0.5	2.3	32.5	2.4	0.3	27.0	0.2
Neves-Corvo	100%
Copper		5.3	48.3	8.2	30.5	48.9	47.9	35.7	48.8	56.1	14.2	29.1	13.3
Zinc		6.4	62.6	12.9	37.4	57.5	69.1	43.8	58.3	82.0	3.9	64.1	8.0
San Dimas (14)	25%	0.1	413.8	1.6	0.1	252.3	1.1	0.3	325.7	2.7	1.0	310.4	10.2
Aljustrel (19)	100%	7.4	56.6	13.4	10.3	45.5	15.1	17.7	50.2	28.5	12.2	40.8	16.0
Cozamin (11,20)	50%
Copper		0.2	53.4	0.3	4.8	35.1	5.4	4.9	35.7	5.7	2.4	39.9	3.1
Zinc		-	-	-	1.8	32.4	1.9	1.8	32.4	1.9	2.2	38.0	2.6
Marmato (11,15)	100%	0.7	25.3	0.6	16.3	6.0	3.1	17.0	6.8	3.7	17.7	3.2	1.8
Minto	100%	-	-	-	11.1	4.7	1.7	11.1	4.7	1.7	13.0	4.5	1.9
Stratoni	100%	-	-	-	1.4	153.0	6.6	1.4	153.0	6.6	1.7	162.2	8.9
Copper World Complex (21)	100%
Rosemont		112.2	3.9	14.1	358.0	2.7	31.5	470.2	3.0	45.6	68.7	1.7	3.7
Copper World		-	-	-	180.0	2.7	15.6	180.0	2.7	15.6	91.0	3.8	11.1
Blackwater (11,27)	50%	33.7	4.7	5.1	52.9	8.7	14.8	86.6	7.1	19.9	5.6	12.8	2.3
Kutcho (12)	100%	0.4	28.0	0.4	5.0	25.7	4.1	5.4	25.9	4.5	12.9	20.0	8.3
Curipamba (11,29)	75%	-	-	-	1.8	38.4	2.2	1.8	38.4	2.2	0.7	31.6	0.7
Pascua-Lama	25%	10.7	57.2	19.7	97.9	52.2	164.4	108.6	52.7	184.1	3.8	17.8	2.2
Loma de La Plata	12.5%	-	-	-	3.6	169.0	19.8	3.6	169.0	19.8	0.2	76.0	0.4
Toroparu (12,16)	50%	55.4	1.1	2.0	37.0	0.8	1.0	92.5	1.0	3.0	6.9	0.4	0.1
Cotabambas (12,23)	100%	-	-	-	117.1	2.7	10.3	117.1	2.7	10.3	605.3	2.3	45.4
Metates Royalty (17)	0.5%	0.2	18.2	0.1	4.5	14.2	2.0	4.6	14.3	2.1	0.7	13.2	0.3

Total Silver				120.7			554.1			674.8			327.9

Palladium
Stillwater (11,13)	4.5%	0.19	8.1	0.05	0.2	6.1	0.04	0.4	7.1	0.09	1.1	9.5	0.35

Total Palladium				0.05			0.04			0.09			0.35

Platinum
Marathon (11,28)	22.0%	4.39	0.2	0.03	15.0	0.1	0.07	19.4	0.2	0.10	5.1	0.1	0.02

Total Platinum				0.03			0.07			0.10			0.02

Cobalt
Voisey’s Bay (11,22)	42.4%	1.6	0.05	1.5	-	-	-	1.6	0.05	1.5	2.4	0.15	7.8

Total Cobalt				1.5			-			1.5			7.8

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Notes on Mineral Reserves & Mineral Resources:

1.

All Mineral Reserves and Mineral Resources have been estimated in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards for Mineral Resources and Mineral Reserves and National Instrument 43-101 – Standards for Disclosure for Mineral Projects (“NI 43-101”), or the 2012 Australasian Joint Ore Reserves Committee (JORC) Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

2.

Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes (“Mt”), grams per metric tonne (“g/t”) for gold, silver, palladium and platinum, percent (“%”) for cobalt, millions of ounces (“Moz”) for gold, silver, palladium and platinum and millions of pounds (“Mlbs”) for cobalt.

3.	Qualified persons (“QPs”), as defined by the NI 43-101, for the technical information contained in this document (including the Mineral Reserve and Mineral Resource estimates) are:

a.	Neil Burns, M.Sc., P.Geo. (Vice President, Technical Services); and
b.	Ryan Ulansky, M.A.Sc., P.Eng. (Vice President, Engineering),

both	employees of the Company (the “Company’s QPs”).

4.

The Mineral Resources reported in the above tables are exclusive of Mineral Reserves. The Cozamin mine, San Dimas mine, Minto mine, Neves-Corvo mine, Zinkgruvan mine, Aljustrel mines, Santo Domingo project, Blackwater project, Kutcho project, Marathon project, Fenix project, Curipamba project, Goose project and Toroparu project (gold only) report Mineral Resources inclusive of Mineral Reserves. The Company’s QPs have made the exclusive Mineral Resource estimates for these mines based on average mine recoveries and dilution.

5.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

6.

Other than as detailed below, Mineral Reserves and Mineral Resources are reported as of December 31, 2022 based on information available to the Company as of the date of this document, and therefore will not reflect updates, if any, after such date.

a.

Mineral Resources for Aljustrel’s Feitais mine are reported as of July 2022, Moinho & St João mines as of June 2022 and the Estação project as of July 2018. Mineral Reserves for the Feitais, Moinho and St João mines are reported as of December 2021 and the Estação project as of April 2022.

b.	Mineral Resources for the Blackwater project are reported as of May 5, 2020 and Mineral Reserves as of September 10, 2021.

c.	Mineral Resources for the Brewery Creek project are reported as of January 18, 2022.

d.	Mineral Resources and Mineral reserves for the Constancia, Cozamin and San Dimas mines are reported as of December 31, 2021.

e.	Mineral Resources for the Cotabambas project are reported as of June 20, 2013.

f.	Mineral Resources for the Curipamba project are reported as of October 26, 2021 and Mineral Reserves as of October 22, 2021.

g.	Mineral Resources and Mineral Reserves for the Fenix project are reported as of August 15, 2019.

h.	Mineral Resources for the Goose project are reported as of December 31, 2020 and Mineral Reserves as of January 15, 2021.

i.	Mineral Resources for the Kutcho project are reported as of July 20, 2021 and Mineral Reserves are reported as of November 8, 2021.

j.	Mineral Resources for the Loma de La Plata project are reported as of May 20, 2009.

k.	Mineral Resources and Mineral Reserves for the Los Filos mine are reported as of June 30, 2022.

l.	Mineral Resources for the Marathon project are reported as of June 30, 2020 and Mineral Reserves as of September 15, 2020.

m.	Mineral Resources and Mineral Reserves for the Marmato mine are reported as of June 30, 2022.

n.	Mineral Resources Metates royalty are reported as of January 28, 2023.

o.	Mineral Resources for the Minto mine are reported as of March 31, 2021.

p.	Mineral Resources and Mineral Reserves for the Copper World Complex Rosemont project are reported as of March 30, 2017 and Mineral Resources for Copper World as of December 1, 2021.

q.	Mineral Resources for the Santo Domingo project are reported as of February 13, 2020 and Mineral Reserves as of November 14, 2018.

r.	Mineral Resources and Mineral Reserves for the Stratoni mine are reported as of September 30, 2022.

s.	Mineral Resources for the Toroparu project are reported as of November 1, 2021 and Mineral Reserves are reported as of March 31, 2013.

7.

Process recoveries are the average percentage of gold, silver, palladium, platinum, or cobalt in a saleable product (doré or concentrate) recovered from mined ore at the applicable site process plants as reported by the operators.

8.	Mineral Reserves are estimated using appropriate process and mine recovery rates, dilution, operating costs and the following commodity prices:

a.	Aljustrel mine – 3.0% zinc cut-off for the Feitais, Moinho and St João mines and the Estação project.

b.	Antamina mine – $6,000 per hour of mill operation cut-off assuming $3.30 per pound copper, $1.10 per pound zinc, $9.30 per pound molybdenum and $20.70 per ounce silver.

c.	Blackwater project – NSR cut-off of Cdn $13.00 per tonne assuming $1,400 per ounce gold and $15.00 per ounce silver.

d.	Constancia mine – NSR cut-off of $6.40 per tonne assuming $1,500 per ounce gold, $20.00 per ounce silver, $3.45 per pound copper and $11.00 per pound molybdenum.

e.	Copper World Complex Rosemont project – NSR cut-off of $6.00 per ton assuming $18.00 per ounce silver, $3.15 per pound copper and $11.00 per pound molybdenum.

f.

Cozamin mine – NSR cut-offs of $48.04 per tonne for conventionally backfilled zones for 2020-2022, $51.12 per tonne for conventionally backfilled zones for 2023 and onward, $56.51 per tonne for paste backfilled zones of Vein 10 and $56.12 per tonne for paste backfilled zones of Vein 20, all assuming $2.75 per pound copper, $17.00 per ounce silver, $0.90 per pound lead and $1.00 per pound zinc.

g.	Curipamba project – NSR cut-off of $32.99 per tonne assuming $1,630 per ounce gold, $21 per ounce silver, $3.31 per pound copper, $0.92 per pound lead and $1.16 per pound zinc.

h.	Fenix project – 0.24 grams per tonne gold cut-off assuming $1.250 per ounce gold.

i.	Goose project:

i.	Umwelt – 1.72 grams per tonne for open pit and 3.9 grams per tonne for underground.

ii.	Llama – 1.74 grams per tonne for open pit and 4.1 grams per tonne for underground.

iii.	Goose Main – 1.70 grams per tonne for open pit and 4.1 grams per tonne for underground.

iv.	Echo – 1.60 grams per tonne for open pit and 3.5 grams per tonne for underground.

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j.

Kutcho project – NSR cut-offs of Cdn $38.40 per tonne for oxide ore and Cdn $55.00 per tonne for sulfide for the open pit and Cdn $129.45 per tonne for the underground assuming $3.50 per pound copper, $1.15 per pound zinc, $20.00 per ounce silver and $1,600 per ounce gold.

k.

Los Filos mine – Variable breakeven cut-offs for the open pits depending on process destination and metallurgical recoveries and NSR cut-offs of $65.80 - $96.60 per tonne for the underground mines, assuming $1,450 per ounce gold and $18.00 per ounce silver.

l.

Marathon project – NSR cut-offs ranging from of Cdn $18.00 per tonne to Cdn $21.33 per tonne assuming $1,500 per ounce palladium, $900 per ounce platinum, $2.75 per pound copper, $1,300 per ounce gold and $16.00 per ounce silver.

m.	Marmato mine – 2.05 grams per tonne gold cut-off for the Upper Mine and 1.62 grams per tonne gold cut-off for the Lower Mine, all assuming $1,500 per ounce gold.

n.

Neves-Corvo mine – NSR cut-offs ranging EUR 44 - 60 per tonne depending on area and mining method for both the copper and zinc Mineral Reserves assuming $3.35 per pound copper, $0.90 per pound lead and $1.15 per pound zinc.

o.	Peñasquito mine – $1,400 per ounce gold, $20.00 per ounce silver, $1.00 per pound lead and $1.20 per pound zinc.

p.	Salobo mine – 0.25% copper equivalent cut-off assuming $1,450 per ounce gold and $3.40 per pound copper.

q.	San Dimas mine – $1,750 per ounce gold and $22.50 per ounce silver.

r.	Santo Domingo project – variable throughput rates and cut-offs assuming $3.00 per pound copper,$1,290 per ounce gold and $100 per tonne iron.

s.	Stillwater mines – combined platinum and palladium cut-off of 6.86 grams per tonne for Stillwater and East Boulder sub-level extraction and 1.71 grams per tonne for Ramp & Fill at East Boulder.

t.	Sudbury mines - $1,450 per ounce gold, $8.16 per pound nickel, $3.40 per pound copper, $1,200 per ounce platinum, $1,400 per ounce palladium and $22.68 per pound cobalt.

u.	Toroparu project – 0.38 grams per tonne gold cut-off assuming $1,070 per ounce gold for fresh rock and 0.35 grams per tonne gold cut-off assuming $970 per ounce gold for saprolite.

v.

Voisey’s Bay mines – NSR cut-offs of Cdn $32 per tonnes for Ovoid and Southeast Extension, Cdn $230 per tonne for Reid Brook, Cdn $250 per tonne for Eastern Deeps and Cdn $28 per tonne for Discovery Hill, all assuming $3.40 per pound copper, $8.16 per pound nickel and $22.68 per pound cobalt.

w.

Zinkgruvan mine – NSR cut-offs ranging from SEK 750 - 950 per tonne depending on area and mining method for both the copper and zinc Mineral Reserves assuming $3.35 per pound copper and $0.90 per pound lead and $1.15 per pound zinc.

9.	Mineral Resources are estimated using appropriate recovery rates and the following commodity prices:

a.	Aljustrel mine – 3.0% zinc cut-off for Feitais, Moinho and St João mines and the Estação project.

b.	Antamina mine – $3.30 per pound copper, $1.20 per pound zinc, $13.10 per pound molybdenum and $24.50 per ounce silver.

c.	Blackwater project – 0.2 grams per tonne gold equivalent cut-off assuming $1,400 per ounce gold and $15.00 per ounce silver.

d.	Brewery Creek project – 0.37 grams per tonne gold cut-off assuming $1,500 per ounce gold.

e.

Constancia mine – NSR cut-off of $6.40 per tonne for open pit and 0.65% copper cut-off for underground, both assuming $1,500 per ounce gold, $20.00 per ounce silver, $3.45 per pound copper and $11.00 per pound molybdenum.

f.

Copper World Complex – NSR cut-off of $5.70 per ton assuming $18.00 per ounce silver, $3.15 per pound copper and $11.00 per pound molybdenum for the Rosemont project and 0.1% copper cut-off assuming $3.45 per pound copper, $20.00 per ounce silver, $11.00 per pound molybdenum for the Copper World project.

g.	Cotabambas project – 0.2% copper equivalent cut-off assuming $1,350 per ounce gold, $23.00 per ounce silver, $3.20 per pound copper and $12.50 per pound molybdenum.

h.	Cozamin mine – NSR cut-off of $50 per tonne assuming $3.25 per pound copper, $20.00 per ounce silver, $1.00 per pound lead and $1.20 per pound zinc.

i.

Curipamba project – NSR cut-off of $29.00 per tonne for the open pit and $105 per tonne for the underground assuming $1,800 per ounce gold, $24 per ounce silver, $4.00 per pound copper, $1.05 per pound lead and $1.30 per pound zinc.

j.	Fenix project – 0.15 grams per tonne gold cut-off assuming $1,500 per ounce gold.

k.	Goose project – 1.4 grams per tonne gold cut-off for open pit and 3.0 grams per tonne for underground for all deposits, assuming a gold price of $1,550 per ounce.

l.

Kutcho project – 0.45% copper equivalent cut-off for the Main open pit and underground copper equivalent cut-offs of 1.05%, 0.95% and 1.05% for Main, Esso and Sumac respectively, all assuming $3.50 per pound copper, $1.15 per pound zinc, $20.00 per ounce silver and $1,600 per ounce gold.

m.	Loma de La Plata project – 50 grams per tonne silver equivalent cut-off assuming $12.50 per ounce silver and $0.50 per pound lead.

n.

Los Filos mine – 0.2 grams per tonne gold cut-off for the open pits, 1.71 grams per tonne gold cut-off for Los Filos South underground, 2.05 grams per tonne gold cut-off for Los Filos North underground and 2.71 grams per tonne gold cut-off for Bermejal underground, all assuming $1,550 per ounce gold and $18.00 per ounce silver.

o.	Marathon project – NSR cut-off of Cdn $13.00 per tonne assuming $1,600 per ounce palladium, $900 per ounce platinum, $3.00 per pound copper, $1,500 per ounce gold and $18.00 per ounce silver.

p.	Marmato mine – 1.8 grams per tonne gold cut-off for the Upper Mine and 1.3 grams per tonne gold cut-off for the Lower Mine, all assuming $1,700 per ounce gold.

q.	Metates royalty – 0.26 grams per tonne gold equivalent cut-off assuming $1,600 per ounce gold and $20.00 per ounce silver.

r.	Minto mine – NSR cut-off of Cdn $35.00 per tonne for open pit and Cdn $70 per tonne for underground, assuming $1,500 per ounce gold, $18.00 per ounce silver and $3.10 per pound copper.

s.

Neves-Corvo mine – 1.0% copper cut-off for the copper Mineral Resource and 4.5% zinc cut-off for the zinc Mineral Resource, both assuming $3.35 per pound copper, $0.90 per pound lead and $1.15 per pound zinc.

t.	Pascua-Lama project – $1,500 per ounce gold, $18.75 per ounce silver and $3.50 per pound copper.

u.	Peñasquito mine – $1,600 per ounce gold, $23.00 per ounce silver, $1.20 per pound lead and $1.45 per pound zinc.

v.	Salobo mine – 0.25% copper equivalent cut-off assuming $1,450 per ounce gold and $3.40 per pound copper.

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w.	San Dimas mine – 165 grams per tonne silver equivalent cut-off assuming $1,800 per ounce gold and $25.00 per ounce silver.

x.	Santo Domingo project – 0.125% copper equivalent cut-off assuming $3.50 per pound copper, $1,300 per ounce gold and $99 per tonne iron.

y.

Stillwater mines – combined platinum and palladium cut-off of 3.77 grams per tonne for Stillwater, 6.86 grams per tonne for East Boulder sub-level extraction and 1.71 grams per tonne for East Boulder Ramp & Fill.

z.	Stratoni mine – NSR cut-off of $200 per tonne assuming $2.75 per pound copper, $0.91 per pound lead, $1.04 per pound zinc and $17.00 per ounce silver.

aa.

Sudbury mines – $1,200 to $1,373 per ounce gold, $6.07 to $8.16 per pound nickel, $2.38 to $3.18 per pound copper, $1,150 to $1,225 per ounce platinum, $750 to $1,093 per ounce palladium and $12.47 to $20.41 per pound cobalt.

bb.	Toroparu project – 0.40 grams per tonne gold cut-off for open pit and 1.8 grams per tonne for underground assuming $1,630 per ounce gold.

cc.	Voisey’s Bay mines – NSR cut-off of Cdn $28 per tonne for Discovery Hill and Cdn $230 per tonne for Reid Brook, all assuming $3.40 per pound copper, $8.16 per pound nickel and $22.68 per pound cobalt.

dd.

Zinkgruvan mine – NSR cut-offs ranging from SEK 515 to 710 per tonne depending on area and mining method for the zinc Mineral Resources and NSR cut-offs ranging from SEK 580 to 600 per tonne NSR cut-off for the copper Mineral Resources assuming $3.35 per pound copper and $0.90 per pound lead and $1.15 per pound zinc.

10.	The scientific and technical information in these tables regarding the Peñasquito mine was sourced by the Company from the following filed documents:

a.	Antamina – Teck Resources Annual Information Form dated February 21, 2023.

b.	Peñasquito – Newmont’s December 31, 2022 Resources and Reserves press release dated February 23, 2023 and

c.	Salobo – Vale has filed a technical report summary for the Salobo Mine, which is available on Edgar at https://www.sec.gov/Archives/edgar/data/0000917851/000110465922040322/tm2210823d1_6k.htm.

The Company QP’s have approved this partner disclosed scientific and technical information in respect of the Company’s Mineral Resource and Mineral Reserve estimates for the Antamina mine, Peñasquito mine and Salobo mine.

11.

The Company’s attributable Mineral Resources and Mineral Reserves for the Antamina silver interest, Cozamin silver interest, Marmato gold and silver interests, Santo Domingo gold interest, Blackwater gold and silver interests, Marathon gold and platinum interests, Sudbury gold interest, Fenix gold interest, Goose gold interest, Curipamba gold and silver interests, Stillwater palladium interest and Voisey’s Bay cobalt interest have been constrained to the production expected for the various contracts.

12.

The Company has the option in the Early Deposit agreements, to terminate the agreement following the delivery of a feasibility study or if feasibility study has not been delivered within a required time frame.

13.

The Stillwater precious metals purchase agreement provides that effective July 1, 2018, Sibanye-Stillwater will deliver 100% of the gold production for the life of the mines and 4.5% of palladium production until 375,000 ounces are delivered, 2.25% of palladium production until a further 175,000 ounces are delivered and 1.0% of the palladium production thereafter for the life of the mines. Attributable palladium Mineral Reserves and Mineral Resources have been calculated based upon the 4.5% / 2.25% / 1.0% production entitlements.

The Stillwater mine has been in operation since 1986 and the East Boulder mine since 2002. Individual grades for platinum, palladium, gold and rhodium are estimated using ratios applied to the combined platinum plus palladium grades based upon average historic production results provided to the Company as of the date of this document. As such, the Attributable Mineral Resource and Mineral Reserve palladium and gold grades for the Stillwater mines have been estimated using the following ratios:

a.	Stillwater mine: Pd = (Pt + Pd) / (1/3.51 + 1) and Au = (Pd + Pt) x 0.0238

b.	East Boulder mine: Pd = (Pt + Pd) / (1/3.60 + 1) and Au = (Pd + Pt) x 0.0323

14.

Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated.

15.

The Marmato PMPA provides that Aris Gold Corp will deliver 10.5% of the gold production until 310 thousand ounces are delivered and 5.25% of gold production thereafter, as well as, 100% of the silver production until 2.15 million ounces are delivered and 50% of silver production thereafter. Attributable reserves and resources have been calculated on the 10.5% / 5.25% basis for gold and 100% / 50% basis for silver.

16.

The Company’s PMPA with Aris Mining Corp., is an Early Deposit agreement, whereby the Company will be entitled to purchase 10% of the gold production and 50% of the silver production from the Toroparu project for the life of mine.

17.	The Company’s agreement with Chesapeake Gold Corp (Chesapeake) is a royalty whereby the Company will be entitled to a 0.5% net smelter return royalty.

18.

The Antamina PMPA in respect to the Antamina mine (November 3, 2015) provides that Glencore will deliver silver equal to 33.75% of the silver production until 140 million ounces are delivered and 22.5% of silver production thereafter. Attributable reserves and resources have been calculated on the 33.75% / 22.5% basis.

19.	The Company only has the rights to silver contained in concentrates containing less than 15% copper at the Aljustrel mine.

20.

The Cozamin PMPA provides that Capstone will deliver silver equal to 50% of the silver production until 10 million ounces are delivered and 33% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 50% / 33% basis.

21.	The Rosemont mine Mineral Resources and Mineral Reserves do not include the Oxide material from Rosemont or the Leach material from Copper World.

22.

The Voisey’s Bay cobalt PMPA provides that Vale will deliver 42.4% of the cobalt production until 31 million pounds are delivered to the Company and 21.2% of cobalt production thereafter, for the life of the mine. Attributable reserves and resources have been calculated on the 42.4% / 21.2% basis.

23.

The Company’s PMPA with Panoro is an Early Deposit agreement, whereby the Company will be entitled to purchase 100% of the silver production and 25% of the gold production from the Cotabambas project until 90 million silver equivalent ounces have been delivered, at which point the stream will drop to 66.67% of silver production and 16.67% of gold production for the life of mine.

24.

The Company’s PMPA with Golden Predator Exploration Ltd., a subsidiary of Sabre Gold Mines Corp., is a royalty, whereby the Company will be entitled to a 2.0% net smelter return royalty for the first 600,000 ounces of gold produced from the Brewery Creek mine, above which the NSR

WHEATON PRECIOUS METALS 2022 ANNUAL REPORT - MANAGEMENT DISCUSSION & ANALYSIS [62]

will increase to 2.75%. Sabre has the right to repurchase 0.625% of the increased NSR by paying the Company Cdn$2.0M. Attributable resources have been calculated on the 2.0% / 2.75% basis.

25.

The Santo Domingo PMPA provides that Capstone will deliver gold equal to 100% of the gold production until 285,000 ounces are delivered and 67% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 100% / 67% basis.

26.

The Fenix PMPA provides that Rio2 will deliver gold equal to 6% of the gold production until 90,000 ounces are delivered, then 4% of the gold production until 140,000 ounces are delivered and 3.5% thereafter for the life of the mine. Attributable reserves and resources have been calculated on this 6% / 4% / 3.5% basis.

27.

The Blackwater silver and gold stream agreements provide that Artemis will deliver respectively silver and gold equal to (i) 50% of the payable silver production until 17.8 million ounces are delivered and 33% thereafter for the life of the mine, and (ii) 8% of the payable gold production until 279,908 ounces are delivered and 4% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 50% / 33% basis for silver and 8% / 4% basis for gold.

28.

The Marathon PMPA provides that Generation will deliver 100% of the gold production until 150 thousand ounces are delivered and 67% thereafter for the life of the mine and 22% of the platinum production until 120 thousand ounces are delivered and 15% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 100% / 67% basis for gold and 22% / 15% basis for platinum.

29.

The Curipamba PMPA provides that Adventus will deliver silver and gold equal to 75% of the silver production until 4.6 million ounces are delivered and 50% thereafter for the life of the mine and 50% of the gold production until 150 thousand ounces are delivered and 33% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 75% / 50% basis for silver and 50% / 33% basis for gold.

30.

The Goose PMPA provides that Sabina will deliver gold equal to 4.15% of the gold production until 130 thousand ounces are delivered, then 2.15% until 200 thousand ounces are delivered and 1.5% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 4.15% / 2.15% / 1.5% basis.

31.

Precious metals and cobalt are by-product metals at all of the Mining Operations, other than gold at the Marmato mine, Toroparu project, Fenix project, Goose project and Blackwater project, silver at the Loma de La Plata zone of the Navidad project and palladium at the Stillwater mines, and therefore, the economic cut off applied to the reporting of precious metals and cobalt reserves and resources will be influenced by changes in the commodity prices of other metals at the mines.

Statements made in this section contain forward-looking information. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

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Cautionary Note Regarding Forward-Looking Statements

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:

•	the future price of commodities;
•	the estimation of future production from Mining Operations (including in the estimation of production, mill throughput, grades, recoveries and exploration potential);
•	the estimation of mineral reserves and mineral resources (including the estimation of reserve conversion rates) and the realization of such estimations);
•	the commencement, timing and achievement of construction, expansion or improvement projects by Wheaton’s PMPA counterparties at Mining Operations;
•

the payment of upfront cash consideration to counterparties under PMPAs, the satisfaction of each party’s obligations in accordance with PMPAs and royalty arrangements and the receipt by the Company of precious metals and cobalt production in respect of the applicable Mining Operations under PMPAs or other payments under royalty arrangements;

•

the ability of Wheaton’s PMPA counterparties to comply with the terms of a PMPA (including as a result of the business, mining operations and performance of Wheaton’s PMPA counterparties) and the potential impacts of such on Wheaton;

•	future payments by the Company in accordance with PMPAs, including any acceleration of payments;
•	the costs of future production;
•	the estimation of produced but not yet delivered ounces;
•	the impact of epidemics (including the COVID-19 virus pandemic), including the potential heightening of other risks;
•	the future sales of Common Shares under, the amount of net proceeds from, and the use of the net proceeds from, the ATM Program;
•	continued listing of the Common Shares on the LSE, NYSE and TSX;
•	any statements as to future dividends;
•	the ability to fund outstanding commitments and the ability to continue to acquire accretive PMPAs;
•	projected increases to Wheaton’s production and cash flow profile;
•	projected changes to Wheaton’s production mix;
•	the ability of Wheaton’s PMPA counterparties to comply with the terms of any other obligations under agreements with the Company;
•	the ability to sell precious metals and cobalt production;
•	confidence in the Company’s business structure;
•	the Company’s assessment of taxes payable and the impact of the CRA Settlement;
•	possible CRA domestic audits for taxation years subsequent to 2016 and international audits;
•	the Company’s assessment of the impact of any tax reassessments;
•	the Company’s intention to file future tax returns in a manner consistent with the CRA Settlement;
•	the Company’s climate change and environmental commitments; and
•	assessments of the impact and resolution of various legal and tax matters, including but not limited to audits.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

•	the satisfaction of each party’s obligations in accordance with the terms of the Company’s PMPAs or royalty arrangements;
•	risks associated with fluctuations in the price of commodities (including Wheaton’s ability to sell its precious metals or cobalt production at acceptable prices or at all);
•

risks related to the Mining Operations (including fluctuations in the price of the primary or other commodities mined at such operations, regulatory, political and other risks of the jurisdictions in which the Mining Operations are located, actual results of mining, risks associated with exploration, development, operating, expansion and improvement at the Mining Operations, environmental and economic risks of the Mining Operations, and changes in project parameters as Mining Operations plans continue to be refined);

WHEATON PRECIOUS METALS 2022 ANNUAL REPORT - MANAGEMENT DISCUSSION & ANALYSIS [64]

•

absence of control over the Mining Operations and having to rely on the accuracy of the public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business;

•	risks related to the uncertainty in the accuracy of mineral reserve and mineral resource estimation;
•

risks related to the satisfaction of each party’s obligations in accordance with the terms of the Company’s PMPAs, including the ability of the companies with which the Company has PMPAs to perform their obligations under those PMPAs in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies, any acceleration of payments, estimated throughput and exploration potential;

•	risks relating to production estimates from Mining Operations, including anticipated timing of the commencement of production by certain Mining Operations;
•

Wheaton’s interpretation of, or compliance with, or application of, tax laws and regulations or accounting policies and rules, being found to be incorrect or the tax impact to the Company’s business operations being materially different than currently contemplated;

•	any challenge or reassessment by the CRA of the Company’s tax filings being successful and the potential negative impact to the Company’s previous and future tax filings;
•	risks in assessing the impact of the CRA Settlement (including whether there will be any material change in the Company’s facts or change in law or jurisprudence);
•	risks relating to the potential implementation of a 15% global minimum tax;
•	counterparty credit and liquidity risks;
•	mine operator and counterparty concentration risks;
•	indebtedness and guarantees risks;
•	hedging risk;
•	competition in the streaming industry risk;
•	risks related to claims and legal proceedings against Wheaton or the Mining Operations;
•	risks relating to security over underlying assets;
•	risks related to governmental regulations;
•	risks related to international operations of Wheaton and the Mining Operations;
•	risks relating to exploration, development, operating, expansions and improvements at the Mining Operations;
•	risks related to environmental regulations;
•	risks related to climate change;
•	the ability of Wheaton and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;
•	the ability of Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements;
•	lack of suitable supplies, infrastructure and employees to support the Mining Operations;
•

inability to replace and expand mineral reserves, including anticipated timing of the commencement of production by certain Mining Operations (including increases in production, estimated grades and recoveries);

•	uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;
•	risks associated with environmental, social and governance matters;
•	the ability of Wheaton and the Mining Operations to obtain adequate financing;
•	the ability of the Mining Operations to complete permitting, construction, development and expansion;
•	challenges related to global financial conditions;
•	risks related to Wheaton’s acquisition strategy;
•	risks of significant impacts on Wheaton or the Mining Operations as a result of an epidemic (including the COVID-19 virus pandemic);
•	risks related to the market price of the Common Shares of Wheaton;
•	risks associated with multiple listings of the Common Shares on the LSE, NYSE and TSX;
•	risks associated with a possible suspension of trading of Common Shares;
•	risks associated with the sale of Common Shares under the ATM Program, including the amount of any net proceeds from such offering of Common Shares and the use of any such proceeds;
•	risks associated with the ability to achieve climate change and environmental commitments at Wheaton and at the Mining Operations;
•	equity price risks related to Wheaton’s holding of long-term investments in other companies;
•	risks related to interest rates;
•	risks related to the declaration, timing and payment of dividends;
•	the ability of Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;
•	risks relating to activist shareholders;

WHEATON PRECIOUS METALS 2022 ANNUAL REPORT - MANAGEMENT DISCUSSION & ANALYSIS [65]

•	risks relating to reputational damage;
•	risks relating to unknown defects and impairments;
•	risks related to ensuring the security and safety of information systems, including cyber security risks;
•	risks related to the adequacy of internal control over financial reporting;
•	risks related to fluctuations in commodity prices of metals produced from the Mining Operations other than precious metals or cobalt;
•	risks relating to future sales or the issuance of equity securities; and
•

other risks discussed in the section entitled “Description of the Business – Risk Factors” in Wheaton’s most recent Annual Information Form available on SEDAR at www.sedar.com, and in Wheaton’s Form 40-F and Form 6-Ks, all on file with the U.S. Securities and Exchange Commission in Washington, D.C. and available on EDGAR (the “Disclosure”).

Forward-looking statements are based on assumptions management currently believes to be reasonable, including but not limited to:

•	that there will be no material adverse change in the market price of commodities;
•	that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;
•	that the mineral reserves and mineral resource estimates from Mining Operations (including reserve conversion rates) are accurate;
•	that each party will satisfy their obligations in accordance with the PMPAs;
•	that Wheaton will continue to be able to fund or obtain funding for outstanding commitments;
•	that Wheaton will be able to source and obtain accretive PMPAs;
•	that neither Wheaton nor the Mining Operations will suffer significant impacts as a result of an epidemic (including the COVID-19 virus pandemic);
•

that any outbreak or threat of an outbreak of a virus or other contagions or epidemic disease will be adequately responded to locally, nationally, regionally and internationally, without such response requiring any prolonged closure of the Mining Operations or having other material adverse effects on the Company and counterparties to its PMPAs;

•

that the trading of the Common Shares will not be adversely affected by the differences in liquidity, settlement and clearing systems as a result of multiple listings of the Common Shares on the LSE, the TSX and the NYSE;

•	that the trading of the Company’s Common Shares will not be suspended;
•	that expectations regarding the resolution of legal and tax matters will be achieved (including CRA audits involving the Company);
•	that Wheaton has properly considered the application of Canadian tax law to its structure and operations;
•	that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law;
•	that Wheaton’s application of the CRA Settlement is accurate (including the Company’s assessment that there has been no material change in the Company’s facts or change in law or jurisprudence);
•

that any sale of Common Shares under the ATM Program will not have a significant impact on the market price of the Common Shares and that the net proceeds of sales of Common Shares, if any, will be used as anticipated;

•	the estimate of the recoverable amount for any PMPA with an indicator of impairment; and
•	such other assumptions and factors as set out in the Disclosure.

Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing investors with information to assist them in understanding Wheaton’s expected financial and operational performance and may not be appropriate for other purposes. Any forward looking statement speaks only as of the date on which it is made. Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

Cautionary Language Regarding Reserves And Resources

For further information on Mineral Reserves and Mineral Resources and on Wheaton more generally, readers should refer to Wheaton’s Annual Information Form for the year ended December 31, 2021 and other continuous disclosure documents filed by Wheaton since January 1, 2022, available on SEDAR at www.sedar.com. Wheaton’s Mineral

WHEATON PRECIOUS METALS 2022 ANNUAL REPORT - MANAGEMENT DISCUSSION & ANALYSIS [66]

Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources:

The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”). NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. For example, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards of the SEC generally applicable to U.S. companies. Accordingly, information contained herein that describes Wheaton’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are urged to consider closely the disclosure in Wheaton’s Form 40-F, a copy of which may be obtained from Wheaton or from http://www.sec.gov/edgar.html.

WHEATON PRECIOUS METALS 2022 ANNUAL REPORT - MANAGEMENT DISCUSSION & ANALYSIS [67]

CORPORATE

INFORMATION

CANADA – HEAD OFFICE

WHEATON PRECIOUS METALS CORP.

Suite 3500

1021 West Hastings Street

Vancouver, BC V6E 0C3

Canada

T: 1 604 684 9648

F: 1 604 684 3123

CAYMAN ISLANDS OFFICE

Wheaton Precious Metals International Ltd.

Suite 300, 94 Solaris Avenue

Camana Bay

P.O. Box 1791 GT, Grand Cayman

Cayman Islands KY1-1109

STOCK EXCHANGE LISTING

Toronto Stock Exchange: WPM

New York Stock Exchange: WPM

London Stock Exchange: LSE

DIRECTORS

GEORGE BRACK, Chairman

JOHN BROUGH

JAIMIE DONOVAN

PETER GILLIN

CHANTAL GOSSELIN

GLENN IVES

CHARLES JEANNES

EDUARDO LUNA

MARILYN SCHONBERNER

RANDY SMALLWOOD

OFFICERS

RANDY SMALLWOOD

President & Chief Executive Officer

CURT BERNARDI

Senior Vice President,

Legal & Corporate Secretary

GARY BROWN

Senior Vice President

& Chief Financial Officer

PATRICK DROUIN

Senior Vice President,

Sustainability & Investor Relations

HAYTHAM HODALY

Senior Vice President,

Corporate Development

TRANSFER AGENT

TSX Trust Company

1600 – 1066 West Hastings Street

Vancouver, BC V6E 3X1

Toll-free in Canada and the United States:

1 800 387 0825

Outside of Canada and the United States:

1 416 682 3860

E: shareholderinquiries@tmx.com

AUDITORS

Deloitte LLP

Vancouver, BC

INVESTOR RELATIONS

PATRICK DROUIN

Senior Vice President,

Sustainability & Investor Relations

T: 1 604 684 9648

TF: 1 844 288 9878

 E: info@wheatonpm.com

Wheaton Precious Metals is a trademark of Wheaton Precious Metals Corp. in Canada, the United States and certain other jurisdictions.

Wheaton Precious Metals Corp.
Suite 3500 - 1021 West Hastings St.
Vancouver, BC Canada V6E 0C3

T: 1 604 684 9648
F: 1 604 684 3123

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